SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of February, 2008

Commission File Number: 0-3003

THOMSON

46 quai A. Le Gallo

92648 Boulogne Cedex

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F    Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (1):

Note: Regulation S-T Rule 101 (b) (1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (7):

Note: Regulation S-T Rule 101 (b) (7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rule of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes     No

If “yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) : 82- ______

- Thomson Group -

THOMSON UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

 Unaudited consolidated statements of operations

2

 Unaudited consolidated balance sheets

3

 Unaudited consolidated statements of cash flows

5

 Unaudited consolidated statements of recognized income and expense

6

Notes to the unaudited consolidated financial statements

1

General information

7

2

Summary of significant accounting policies

7

3

Critical accounting estimates and judgments

20

4

Bridge with financial statements released as of December 31, 2006

22

5

Significant changes in the scope of consolidation

25

6

Information by business segments and by geographic areas

29

7

Selling and administrative expenses and other income (expense)

34

8

Research and development expenses

35

9

Net finance costs

35

10

Income tax

36

11

Discontinued operations

38

12

Property, plant and equipment

42

13

Goodwill and other intangible assets

43

14

Investments in associates

46

15

Interest in joint ventures

47

16

Investments and available-for-sale financial assets

47

17

Contract advances

48

18

Inventories

48

19

Trade accounts and notes receivable

48

20

Other current and non-current assets

49

21

Cash and cash equivalents

49

22

Shareholders’ equity

50

23

Financial risk management

52

24

Derivative financial instruments

53

25

Borrowings

54

26

Financial instruments and market related exposures

57

27

Retirement benefit obligations

64

28

Provisions for restructuring and other charges

69

29

Share based payments

70

30

Other current and non-current liabilities

74

31

Payables on acquisition of companies

75

32

Earnings per share

75

33

Information on employees

76

34

Acquisitions, disposals and other cash operations impacting the consolidated statements of cash flows

77

35

Contractual obligations and commercial commitments

78

36

Contingencies

80

37

Related party transactions

86

38

Subsequent events

87

39

List of main consolidated subsidiaries

88

- Thomson Group -

UNAUDITED CONSOLIDATED STATEMENTS OF OPERATIONS

		Year ended December 31,
(€ in millions)	Note	2007	2006 (1)	2005 (1)
Continuing operations
Revenues		5,630	5,781	5,544
Cost of sales		(4,325)	(4,411)	(4,205)

Gross margin		1,305	1,370	1,339

Selling and administrative expenses	(7)	(698)	(664)	(628)
Other income (expense)	(7)	30	100	(87)
Research and development expenses	(8)	(288)	(279)	(221)

Profit from continuing operations before tax and net finance costs		349	527	403

Interest income		19	19	31
Interest expense		(120)	(108)	(108)
Other financial income (expense)		(4)	(113)	37
Net finance costs	(9)	(105)	(202)	(40)

Share of profit (loss) from associates	(14)	1	(86)	(82)
Income tax	(10)	(27)	-	(68)
Profit from continuing operations		218	239	213

Discontinued operations
Profit (loss) from discontinued operations - net	(11)	(241)	(184)	(786)

Net income (loss)		(23)	55	(573)
Attributable to:
- Equity Holders		(23)	55	(574)
- Minority interests		-	-	1

		Year ended December 31,
(in euro, except number of shares)		2007	2006	2005

Weighted average number of shares outstanding – (basic net of treasury stock)		262,787,361	261,188,858	266,539,917

Earnings per share from continuing operations	(32)
- basic		0.76	0.84	0.78
- diluted		0.65	0.79	0.46
Earnings per share from discontinued operations
- basic		(0.92)	(0.70)	(2.95)
- diluted		(0.84)	(0.64)	(2.68)
Total earnings per share
- basic (2)		(0.16)	0.14	(2.17)
- diluted (2)		(0.19)	0.15	(2.22)

(1) See Note 4 ” Bridge with financial statements released as of December 31, 2006”.

(2) The dividends on the subordinated perpetual notes (whenever they do not impact the net result) are taken as a reduction of earnings for the purpose of earnings per share calculation.

The notes on pages 7 to 93 are an integral part of these financial statements.

- Thomson Group -

UNAUDITED CONSOLIDATED BALANCE SHEETS

(€ in millions)	Note	December 31, 2007	December 31, 2006	December 31, 2005
ASSETS

Non-current assets:
Property, plant and equipment	(12)	693	813	886
Goodwill	(13)	1,645	1,714	1,756
Other intangible assets	(13)	938	1,071	1,150
Investments in associates	(14)	10	12	204
Investments and available-for-sale financial assets	(16)	397	266	341
Derivative financial instruments	(24)	16	7	1
Contract advances	(17)	122	129	173
Deferred tax assets	(10)	503	397	379
Other non-current assets	(20)	120	110	182

Total non-current assets		4,444	4,519	5,072

Current assets:
Inventories	(18)	332	366	333
Trade accounts and notes receivable	(19)	918	1,018	1,315
Current accounts with associates and joint-ventures		12	97	115
Derivative financial instruments	(24)	17	8	9
Other current assets	(20)	474	535	644
Marketable securities		-	-	7
Cash and cash equivalents	(21)	572	1,311	996
Assets classified as held for sale	(11)	1	264	369

Total current assets		2,326	3,599	3,788

Total assets		6,770	8,118	8,860

- Thomson Group -

UNAUDITED CONSOLIDATED BALANCE SHEETS

(€ in millions)	Note	December 31, 2007	December 31, 2006	December 31, 2005
EQUITY AND LIABILITIES

Shareholders’ equity:	(22)
Common stock (269,890,028 shares at December 31, 2007 with nominal value of €3.75 per share)		1,012	1,027	1,025
Treasury shares		(154)	(225)	(239)
Additional paid in capital		1,539	1,686	1,771
Subordinated perpetual notes		500	500	500
Other reserves		282	64	43
Retained earnings (accumulated deficit)		(932)	(886)	(980)
Cumulative translation adjustment		(202)	(54)	89

Shareholders’ equity		2,045	2,112	2,209

Minority interests		10	7	7

Total equity		2,055	2,119	2,216

Non-current liabilities:
Borrowings	(25)	1,078	1,393	858
Retirement benefits obligations	(27)	352	505	877
Restructuring provisions	(28)	25	48	9
Derivative financial instruments	(24)	11	51	57
Other provisions	(28)	50	107	185
Deferred tax liabilities	(10)	204	143	162
Other non-current liabilities	(30)	59	71	103

Total non-current liabilities		1,779	2,318	2,251

Current liabilities :
Borrowings	(25)	745	1,276	1,464
Derivative financial instruments	(24)	35	10	10
Retirement benefits obligations	(27)	51	67	62
Restructuring provisions	(28)	75	72	45
Other provisions	(28)	89	86	77
Trade accounts and notes payable		1,160	1,032	1,164
Accrued employee expenses		168	165	166
Income tax payable	(10)	58	57	47
Other current liabilities	(30)	547	671	750
Payables on acquisition of companies	(31)	7	13	138
Liabilities classified as held for sale	(11)	1	232	470

Total current liabilities		2,936	3,681	4,393
Total liabilities		4,715	5,999	6,644

Total equity and liabilities		6,770	8,118	8,860

- Thomson Group -

UNAUDITED CONSOLIDATED STATEMENTS OF CASH FLOWS

(€ in millions)		Year ended December 31
	Note	2007	2006	2005
Net income (loss)		(23)	55	(573)
Loss from discontinued operations		(241)	(184)	(786)
Profit from continuing operations		218	239	213
Summary adjustments to reconcile profit from continuing operations to cash generated from operations
Depreciation and Amortization		385	454	441
Impairment of assets		20	3	17
Net changes in provisions		(128)	(153)	(22)
(Profit) / loss on asset sales		(55)	(9)	2
Interest (Income) and Expense	(9)	101	89	76
Other (including tax)		16	95	71
Changes in working capital and other assets and liabilities	(34)	56	(3)	(14)
Cash generated from continuing operations		613	715	784
Interest paid		(96)	(92)	(65)
Accrued interest premium paid on convertible bond		-	(59)	-
Interest received		12	14	14
Income tax paid		(70)	(42)	(74)
Net operating cash generated from continuing activities	(34)	459	536	659
Net operating cash used in discontinued operations	(34)	(178)	(121)	(359)
Net cash from operating activities (I)		281	415	300

Acquisition of subsidiaries, associates and investments, net of cash acquired	(34)	(51)	(255)	(455)
Acquisition of Videocon Industries shares	(34)	-	-	(240)
Net proceeds from sale of investments		42	125	1
Proceeds from sale (purchases) of marketable securities		-	8	52
Purchases of property, plant and equipment (PPE)		(184)	(165)	(191)
Proceeds from sale of PPE		111	70	10
Purchases of intangible assets including capitalization of development costs		(91)	(121)	(102)
Loans (granted to) / reimbursed by third parties		-	17	47
Net investing cash generated from / (used in) continuing activities		(173)	(321)	(878)
Net investing cash generated from / (used in) discontinued operations	(34)	34	(145)	(18)
Net cash used in investing activities (II)		(139)	(466)	(896)

Proceeds from issuance of deeply subordinated notes	(22)	-	-	492
Purchases of treasury shares and others		(7)	9	(283)
Repayment of convertible bonds		-	(611)	(588)
Proceeds from borrowings		162	1,121	592
Repayments of borrowings		(898)	(27)	(423)
Dividends and distributions paid to Group’s shareholders	(22)	(117)	(107)	(77)
Dividends and distributions paid to minority interests		-	(2)	(2)
Net financing cash generated from continuing activities		(860)	383	(289)
Net financing cash (used in) / generated from discontinued operations	(34)	(1)	(10)	16
Net cash (used in) / provided by financing activities (III)		(861)	373	(273)

Net (decrease) / increase in cash and cash equivalents (I+II+III)		(719)	322	(869)
Cash and cash equivalents at beginning of period		1,311	996	1,848
Exchange gains/(losses) on cash and cash equivalents		(20)	(7)	17
Cash and cash equivalents at end of period		572	1,311	996

- Thomson Group -

UNAUDITED CONSOLIDATED STATEMENTS OF RECOGNISED INCOME AND EXPENSE

		Period ended December 31,
(€ in millions)	Note	2007	2006	2005
Net income (loss) for the year		(23)	55	(573)

Recognition of actuarial gains and losses in equity	(27)	55	69	(58)
Fair value gains (losses), gross of tax:
- on available-for-sale financial assets		152	(2)	(24)
- on cash flow hedges		6	(6)	(11)
Currency translation adjustments		(148)	(144)	190
Tax effect (*)		(1)	-	-

Total income and expense recognized directly in equity		64	(83)	97
Total recognized income and expense for the year		41	(28)	(476)
Attributable to:
- Equity holders of the parent		38	(27)	(480)
- Minority interests		3	(1)	4

(*) No significant tax effect due to the overall tax loss position of the Group.

The consolidated statements of changes in equity is disclosed in Note 22.

- Thomson Group -

1

 General information

Thomson provides a wide range of video (and enabling) technologies, systems, finished products and services to customers and professionals in the Media & Entertainment industries. Since January 1, 2006, Thomson’s activities have been organized into three principal segments: Technology, Systems, and Services. Two further activities regroup on the one hand Corporate Functions and on the other hand the residual Other activities.

In these financial statements, the terms “Thomson group”, “the Group” and “Thomson” mean Thomson S.A. together with its consolidated subsidiaries. Thomson S.A. refers to the Thomson group parent company.

The financial statements have been closed by the Board of Directors of Thomson S.A. on February 13, 2008. According to French law, the financial statements will be considered as definitive when approved by the entity’s shareholders during the Ordinary Shareholders’ Meeting, expected to be convened on May 22, 2008.

2

Summary of significant accounting policies

Basis of preparation

The consolidated financial statements have been prepared in accordance with those IFRS standards and IFRIC interpretations effective as of December 31, 2007 and approved by the European Union as of February 13, 2008. The IFRS and IFRIC applied by the Group are not different from the IFRS and IFRIC issued by the IASB and effective as of December 31, 2007 as the Group has elected not to apply the IAS 39 carve-out permitted by the European Union.

The accounting policies applied by the Group are consistent with those followed last year, except for the following standards, amendments and interpretations effective for annual periods beginning on or after January 1, 2007.

Standards, amendments and interpretations effective as from January 1, 2007

(a) Standards, amendments and interpretations effective in 2007 and applied as from January 1, 2007

New standard or interpretation	Main provisions	Main impacts on 2007 consolidated financial statements
IAS 1 (Amendment), Presentation of Financial Statements - Capital Disclosures	Introduces new requirements for disclosures about an entity’s capital.

The impact of the adoption of IFRS 7 and the changes to IAS 1 have been to expand the disclosures provided in the financial statements regarding the Group’s financial instruments and management of capital (see note 2 on accounting policies, note 23 on financial risk management and note 26 on financial instruments).

IFRS 7, Financial instruments: disclosures

Requires disclosures that enable users of the financial statements to evaluate the significance of the Group’s financial instruments and the nature and extent of the risks arising from those financial instruments.

(b) Standards, amendments and interpretations effective in 2007 but with no impact on Thomson's financial statements

New standard or interpretation	Main provisions
IFRIC 7, Applying the Restatement Approach under IAS 29	Clarifies the requirements under IAS 29, “Financial Reporting in Hyperinflationary Economies.”
IFRIC 8, Scope of IFRS 2	Clarifies that IFRS 2 “Share-based Payment” applies to arrangements where an entity makes share-based payments for apparently nil or inadequate consideration.
IFRIC 9, Reassessment of Embedded Derivative

Addresses whether IAS 39 requires such an assessment to be made only when the entity first becomes a party to the hybrid contract, or whether the assessment should be reconsidered throughout the life of the contract.

IFRIC 10, Interim Financial Reporting and impairment

Addresses the interaction between the requirements of IAS 34 and the recognition of impairment losses on goodwill in IAS 36 and certain financial assets in IAS 39 and the effect of that interaction on subsequent interim and annual financial statements.

- Thomson Group -

Standards, amendments and interpretations that are not yet effective and have not been early adopted by Thomson

New standard or interpretation	Effective Date	Main provisions
IFRS 2 Share-based Payment (amendments)	Annual periods beginning on or after 1 January 2009

The amendment deals with two matters. It clarifies that vesting conditions are service conditions and performance conditions only. Other features of a share-based payment are not vesting conditions. It also specifies that all cancellations, whether by the entity or by other parties, should receive the same accounting treatment.

Revised IFRS 3, Business Combinations And Revised IAS 27, Consolidated and Separate Financial Statements	Annual periods beginning on or after 1 July 2009

The revised Standards include significant changes, including:

-

a greater emphasis on the use of fair value;

-

a focus on changes in control as a significant economic event – introducing requirements to remeasure interests to fair value at the time when control is achieved or lost, and recognising directly in equity the impact of all transactions between controlling and non-controlling shareholders not involving a loss of control; and

-

a focus on what is given to the vendor as consideration, rather than what is spent to achieve the acquisition. Transaction costs, changes in the value of contingent consideration, settlement of pre-existing contracts, share-based payments and similar items will generally be accounted for separately from business combinations and will generally affect profit or loss.

IFRS 8, Operating Segments	Annual periods beginning on or after 1 January 2009	IFRS 8 replaces IAS 14, Segment reporting. It requires identification of operating segments based on internal reports that are regularly reviewed by the entity’s chief operating decision maker.
IAS 23, Borrowing costs (amendments)	Annual periods beginning on or after 1 January 2009

The main impact of this amendment is the removal of the option of immediately recognising as an expense borrowing costs that relate to assets that take a substantial period of time to get ready for use or sale. An entity is, therefore, required to capitalise borrowing costs as part of the cost of such assets.

IFRIC 11, IFRS 2: Group and Treasury Share Transactions	Annual periods beginning on or after 1 March 2007

IFRIC 11 provides guidance on applying IFRS 2 in the individual entities’ financial statements and clarifies the treatment in the following circumstance:

Share-based payment involving an entity's own equity instruments in which the entity chooses or is required to buy its own equity instruments (treasury shares) to settle the share-based payment obligation shall always be accounted for as equity-settled share-based payment transactions.

IFRIC 12, Service Concession Arrangements	Annual periods beginning on or after 1 January 2008	IFRIC 12 addresses the treatment of service concession arrangements.
IFRIC 13, Customer Loyalty Programmes	Annual periods beginning on or after 1 July 2008

IFRIC 13 addresses accounting by entities that grant loyalty award credits (such as 'points' or travel miles) to customers who buy other goods or services. Specifically, it explains that

-

An entity that grants loyalty award credits shall allocate some of the proceeds of the initial sale to the award credits as a liability.

-

The amount of proceeds allocated to the award credits is measured by reference to their fair value.

-

The entity shall recognise the deferred portion of the proceeds as revenue only when it has fulfilled its obligations.

IFRIC 14, IAS 19 – The Limit on a Defined Benefit Asset, Minimum Funding Requirements and their Interaction	Annual periods beginning on or after 1 January 2008	This interpretation provides guidance on how to assess the limit on the amount of surplus in a defined benefit scheme that can be recognised as an asset under IAS 19 Employee Benefits.

The impacts of current IFRS and IFRIC projects are not anticipated in these financial statements and can not be reasonably estimated at December 31, 2007.

- Thomson Group -

Main accounting options selected by the Group for the preparation of the opening IFRS balance sheet at the transition date (January 1, 2004)

IFRS 1, First-time Adoption of IFRS sets out the rules to be followed by first-time adopters of IFRS when preparing their first IFRS financial statements. The Group has opted to apply the following main options and exemptions provided by IFRS 1:

▪

Business combinations

In accordance with IFRS 3, the Group has opted not to restate past business combinations that occurred before January 1, 2004.

▪

Cumulative translation differences

The Group elected to recognize cumulative translation differences of the foreign subsidiaries into opening retained earnings as of January 1, 2004, after having accounted for the IFRS adjustments in the opening shareholders’ equity. All cumulative translation differences for all foreign operations have therefore been deemed to be zero at the IFRS transition date. The gain or loss on a subsequent disposal of any foreign operation will exclude translation differences that arose before the IFRS transition date but will include later translation differences.

▪

Stock options and other share-based payments

The Group elected to apply IFRS 2 to all equity instruments granted after November 7, 2002 and for which the rights had not vested as of December 31, 2004.

Functional and presentation currency

These consolidated financial statements are presented in euro, which is the functional currency of Thomson S.A. All financial information presented in euro has been rounded to the nearest million, unless otherwise stated.

Basis of measurement

The IFRS financial information has been prepared using the historical cost convention with some exceptions regarding various assets and liabilities, for which specific provisions recommended by the IFRS have been retained: available-for-sale financial assets at fair value, and financial assets at fair value through profit and loss.

Use of estimates

The preparation of consolidated financial statements in accordance with IFRS requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the reported amounts of revenues and expenses during the reporting period of the consolidated financial statements.

The Board regularly reviews its valuations and estimates based on its past experience and various other factors considered reasonable and relevant for the determination of the fair estimates of the assets and liabilities’ carrying value and of the revenues and expenses. The actual results could significantly differ from these estimates depending on different conditions and assumptions.

Positions taken by the Group when no specific requirement exists in the IFRS

These positions are linked to issues that are being analyzed by the IFRIC or the IASB.

In the absence of standards or interpretations applicable to the transactions described below, Group management has used its judgment to define and apply the most appropriate accounting methods. The Group's judgment-based interpretations are as follows:

(a) Acquisitions of minority interests

The acquisitions of minority interests are not currently covered by applicable IFRS. The accounting treatment of acquisitions of minority interests is included within the revisions to IFRS 3 Business combinations published in January 2008 by the IASB and effective from January 1, 2010.

According to revised IFRS 3, changes in a parent’s ownership interest in a subsidiary that do not result in a loss of control are accounted for within shareholders’ equity as transactions with owners acting in their capacity as owners. No gain or loss is recognised on such transactions and goodwill is not re-measured. Any difference between the change in the minority interests and the fair value of the consideration paid or received is recognised directly in equity and attributed to the owners of the parent.

For the time being, until the application of revised IFRS 3 (mandatory from January 1, 2010), the Group applies the previous French GAAP method. In the event the Group acquires additional interests in a subsidiary, the difference between the purchase price and the consolidated carrying amount of these acquired minority interests is recorded as goodwill in the Group’s consolidated financial statements.

- Thomson Group -

(b) Commitments to purchase minority interests (put options)

Pursuant to IAS 27 and IAS 32, commitments to purchase minority interests and put options granted to minority interests are recognized as a financial debt for their fair value and as a reduction in minority interests in equity.

Where the fair value of the commitment exceeds the carrying amount of the minority interest, the Group (until the application of revised IFRS 3 (mandatory from January 1, 2010)) records this difference as goodwill, following the principle of the acquisition of minority interests described above.

Pursuant to this initial accounting, any change in the fair value of the commitment is recorded as an adjustment of the amount initially recorded as goodwill.

Scope and consolidation method

(a) Subsidiaries

All the entities that are controlled by the Group (including special purpose entities) i.e. in which the Group has the power to govern the financial and operating policies in order to obtain benefits from the activities, are subsidiaries of the Group and are consolidated. Control is presumed to exist when the Group directly or indirectly owns more than half of the voting rights of an entity (the voting rights taken into account are the actual and potential voting rights which are immediately exercisable or convertible) and when no other shareholder holds a significant right allowing veto or the blocking of ordinary financial and operating decisions made by the Group. Consolidation is also applied to special purpose entities that are controlled, whatever their legal forms are, even where the Group holds no shares in their capital.

(b) Associates

An associate is an entity over which the Group has significant influence and that is neither a subsidiary nor an interest in a joint venture. Significant influence is the power to participate in the financial and operating policies decisions of the investee without having either control or joint control over those policies. Investments in associates are accounted for under the equity method. The goodwill arising on these entities is included in the carrying value of the investment.

(c) Joint ventures

A joint venture is a contractual arrangement whereby the Group and other parties undertake an economic activity that is subject to joint control.

Investments in joint-ventures are consolidated under the pro rata method: the assets, liabilities, revenues and costs are consolidated in proportion to the Group’s investment.

Business combinations

The acquisition of subsidiaries is accounted for using the purchase method. The acquiree’s identifiable assets, liabilities and contingent liabilities that meet the IFRS recognition criteria are recorded at their fair value at the acquisition date, except mainly for the assets classified as held-for-sale by the Group that are recognized at fair value less costs to sell.

The cost of an acquisition is measured:

▪

At the fair value of the assets given, equity instruments issued and liabilities incurred or assumed at the date of exchange;

▪

Plus costs directly attributable to the acquisition.

The excess of the cost of acquisition over the fair value of the Group’s share of the identifiable assets, liabilities and contingent liabilities is recorded as goodwill.

The adjustments of assets and liabilities fair values related to new acquisitions, initially recorded using provisional values (due to external appraisal work being currently carried out or to further analyses to be performed), are accounted for as retroactive adjustments to goodwill, should they occur within the twelve-month period following the acquisition date. Beyond this period, these adjustments are recorded in accordance with IAS 8 if they correspond to corrections of errors.

The interest of minority shareholders in the acquiree is initially measured at the minority’s proportion of the net fair value of the assets, liabilities and contingent liabilities recognized.

- Thomson Group -

Translation of foreign subsidiaries

For the financial statements of all the Group’s entities for which the functional currency is different from that of the Group, the following methods are applied:

▪

The assets and liabilities are translated into euros at the rate effective at the end of the period.

▪

The revenues and costs are translated into euros at the average exchange rate of the period.

The translation adjustments arising are directly recorded in shareholders’ equity.

Translation of foreign currency transactions

Transactions in foreign currency are translated at the exchange rate effective at the trade date. Monetary assets and liabilities in foreign currency are translated at the rate of exchange prevailing at the balance sheet date. The differences arising on the translation of foreign currency operations (monetary assets and liabilities hedged) are recorded in the statement of operations as a profit or loss on exchange.

The non-monetary assets and liabilities are translated at the historical rate of exchange effective at the trade date. However, the recoverable value of depreciated tangible assets is determined by reference to the exchange rate at the balance sheet date.

The main exchange rates used for translation (one unit to each foreign currency converted to euros) are summarized in the following table:

	Closing rate			Average Rate
	2007	2006	2005	2007	2006	2005
US dollar (US$)	0.67983	0.75945	0.84331	0.72682	0.79180	0.80550
Pound sterling (GBP)	1.36103	1.48965	1.45590	1.45660	1.46462	1.46248
Canadian dollar	0.69367	0.65433	0.72546	0.68254	0.69940	0.66470
Hong Kong dollar	0.08719	0.09767	0.10877	0.09316	0.10191	0.10359
China Renminbi	0.09308	0.09728	0.10453	0.09585	0.09950	0.09844

The average rate is determined by taking the average of the month-end closing rates for the year period, unless such method results in a material distortion.

Property, Plant and Equipment (PPE)

All PPE are recognized at cost less any depreciation or impairment loss, excluding the cost of borrowings which are expensed as incurred. They are essentially amortized using the straight-line method over the useful life of the asset, which ranges from 20 to 40 years for buildings and from 1 to 12 years for materials and machinery. Each material component of a composite asset with different useful lives or different patterns of depreciation is accounted for separately for the purpose of depreciation and for accounting of subsequent expenditure.

The assets held under finance leases are capitalized at the lower of the present value of future minimum payments and the fair value of the leased assets. They are amortized using the straight-line method over the shorter of the estimated useful life of the asset and the duration of the lease. The costs related to the assets acquired through these contracts are included within the amortization allowances in profit and loss.

Leases

Leases which transfer substantially all risks and rewards incidental to the ownership of the leased asset are classified as finance leases. This transfer is based on different indicators analyzed such as (i) the transfer of ownership at the end of the lease, (ii) the existence of a bargain price option in the agreement, (iii) the fact that the lease term is for the major part of the economic life of the asset, or (iv) the present value of minimum lease payments amounts to substantially all of the fair value of the leased asset. The assets held under finance leases are capitalized and the corresponding financial liability is accounted for by the Group. Leases which are not classified as finance leases are operating leases. The payments related to these contracts are recorded as expenses on a straight-line basis over the lease term.

- Thomson Group -

Goodwill

At the acquisition date, goodwill is measured at its cost, being the excess of the costs of the business combination over the Group’s interest in the net fair value of the identifiable assets, liabilities and contingent liabilities. Goodwill is always presented in the currency of the acquired subsidiary/associate and measured at cost less accumulated impairment losses. Goodwill is not amortized but is tested annually for impairment.

Intangible assets

Intangible assets consist mainly of capitalized development projects, trademarks, rights for use of patents and acquired customer relationships.

Intangibles acquired through a business combination are recognized at fair value. For material amounts, Thomson relies on independent appraisals to determine the fair value of intangible assets. Separately acquired intangible assets are recorded at purchase cost and internally generated intangibles are recognized at production cost.

Purchase cost comprises acquisition price plus all associated costs relating to the acquisition and set-up. All other costs, including those relating to the development of internally generated intangible assets such as brands, customer files, etc., are recognized as expenses of the period when they are incurred. Borrowing costs are expensed when incurred.

Intangible assets considered to have a finite useful life are amortized over their estimated useful lives and their value written down in the case of any impairment loss. Intangible assets with indefinite useful lives are not amortized but are tested for impairment annually. Depending on the nature and the use of the intangible assets, the amortization of these assets is included either in “Cost of sales”, or “Selling and administrative expenses” or “Other income (expense)” or “Research and development expenses”.

(a) Research and development projects

Research expenditures are expensed as incurred. Development costs are expensed as incurred, unless the project to which they relate meets the IAS 38 capitalization criteria. Recognized development projects correspond to projects which objectives are to develop new processes or to improve significantly existing processes, considered as technically viable and expected to provide future economic benefits for the Group. Development projects are recorded at cost less accumulated depreciation and impairment losses, if any. The costs of the internally generated development projects include direct labor costs (including pension costs and medical retiree benefits), costs of materials and service fees necessary for the development projects. They are amortized over a period ranging from one to five years starting from the beginning of the commercial production of the projects, based on units sold or based on units produced or using the straight-line method.

(b) Patents and trademarks

Patents are amortized on a straight-line basis over the expected period of use. Trademarks are considered as having an indefinite useful life and are not amortized, but are tested for impairment annually according to IAS 36. The main reasons retained by the Group to consider a trademark as having an indefinite useful life are: its positioning in its market expressed in terms of volume of activity, international presence and notoriety, and its expected long term profitability.

With respect to trademarks acquired through business combinations, the valuation methodology used is based on the royalty relief method which could reasonably be paid by third-party licensees on similar trademarks.

(c) Customer relationships

Customer relationships that are acquired through business combinations are amortized over the expected useful life of such relationships, which range from 8 to 20 years (taking into account probable renewals of long-term customer contracts that last generally from 1 to 5 years). The initial valuation methodology used is generally based on the attributable discounted future cash flows expected to be generated by the existing customers' portfolio at the acquisition date.

(d) Other intangible assets

This caption comprises mainly acquired or internally developed software.

Impairment of intangible assets, goodwill and PPE

Goodwill, intangible assets having an indefinite useful life and development projects not yet available for use are tested annually for impairment in September and whenever circumstances indicate that they might be impaired.

- Thomson Group -

For the purpose of impairment testing, goodwill is allocated to each of the cash-generating units (CGU) or groups of cash-generating units that represent the lowest level within the entity at which the goodwill is monitored for internal management purposes. For Thomson, the lowest level at which the Group manages its operations generally coincides with the level of information that is given to the Executive Committee for management purposes.

Tangible and intangible assets having a definite useful life are tested for impairment at the balance sheet date only if events or circumstances indicate that they might be impaired. The main evidence indicating that an asset may be impaired includes the existence of significant changes in the operational environment of the assets, a significant decline in the expected economic performance of the assets, or a significant decline in the revenues or in the market share of the Group.

The impairment test consists of comparing the carrying amount of the asset with its recoverable amount. The recoverable amount of the asset is the higher of its fair value less costs to sell and its value in use.

The fair value less costs to sell corresponds to the amount that could be obtained from the sale of the asset (or the CGU), in an arm’s-length transaction between knowledgeable and willing parties, less the costs of disposal.

Value in use is the present value of the future cash flow expected to be derived from an asset or group of assets. For determining the value in use, the Group uses estimates of future pre-tax discounted cash flows generated by the asset over a period of 5 years, including a residual value when appropriate. These flows are consistent with the most recent budgets approved by the Executive Committee of the Group. Cash flows beyond this period are estimated using a steady or declining growth rate for the subsequent years. Estimated cash flows are discounted using pre-tax long-term market rates, reflecting the time value of money and the specific risks of the assets.

An impairment loss corresponds to the difference between the carrying amount of the asset (or group of assets) and its recoverable amount and is recognized in “Other income (expense)” for continuing operations unless the impairment is related to discontinued operations. In accordance with IAS 36, impairment of goodwill cannot be reversed.

Assets held for sale and discontinued operations

(a) Assets held for sale

A non-current asset (or disposal group) is classified as held for sale when its carrying amount will be recovered principally through a sale transaction rather than through continuing use. This means the asset (or disposal group) is available for immediate sale and its sale is highly probable. A non-current asset (or disposal group) classified as held for sale is measured at the lower of its fair value less costs to sell and its carrying amount. Any impairment loss for write-down of the asset (or disposal group) to fair value less costs to sell is recognized in profit or loss.

(b) Discontinued operations

A discontinued operation is a component of the Group that either has been disposed of (by sale or otherwise) or is held for sale. To be disclosed as discontinued, the operation must have been stopped or be classified as “asset held for sale”. The component discontinued is clearly distinguishable operationally and for reporting purposes. It represents a separate major line of business (or geographical area of business), is part of a single major plan of disposal or is a subsidiary acquired exclusively for resale.

The profit (loss) from discontinued operations is presented as a separate line item on the face of the statement of operations with a detailed analysis provided in Note 11. The statement of operations data for all prior periods presented are reclassified to present the results of operations meeting the criteria of IFRS 5 as discontinued operations. In the statement of cash flows, the amounts related to discontinued operations are disclosed separately.

Inventories

Inventories are valued at acquisition or production cost. The production costs include the direct costs of raw materials, labor costs and a part of the overheads representative of the indirect production costs, and exclude general administrative costs. The cost of inventory sold is determined based on the weighted average method or the FIFO (first in – first out) method, depending on the nature of the inventory. When the net realizable value of inventories is lower than its carrying amount, the inventory is written down by the difference.

- Thomson Group -

Customer contract advances

As part of its normal course of business, Thomson makes cash advances, principally within its Services segment, to its customers. These are generally in the framework of a long term relationship or contract and can take different forms. Contract advances primarily relate to cash advances made to its customers under long-term contracts. Consideration is typically paid as an advance to the customers in return for the customer’s various commitments over the life of the contracts. These contracts award to Technicolor a customer’s business within a particular territory over the specified contract period (generally from 1 to 5 years). The contracts contain provisions that establish pricing terms for services and volumes to be provided and other terms and conditions.

Such advances payments are classified under “Non-current assets”, recorded as “Contracts advances” and are amortized as a reduction of "Revenues" on the basis of units of production or film processed.

Financial assets

Financial assets are classified in the following categories, depending on the purpose for which the financial assets were acquired: financial assets at fair value through profit or loss, loans and receivables, and available-for-sale financial assets. Management determines the classification of its financial assets at initial recognition and re-evaluates this designation at every reporting date. Except for financial assets at fair value through profit or loss, financial assets are recognized at fair value plus transaction costs at the date when the Group commits to purchase or sell the asset. Financial assets at fair value through profit or loss are initially recognized at fair value and transaction costs expensed.

(a) Financial assets at fair value through profit or loss

This category has two sub-categories: the financial assets held for trading, and those designated at fair value through profit or loss at inception. A financial asset is classified in this category if acquired principally for the purpose of selling in the short term. Derivatives are also categorized as "held for trading" unless they are designated as hedges. Assets in this category are classified as current assets if they are either held for trading or are expected to be realized within 12 months after the balance sheet date. Financial assets at fair value through profit or loss are subsequently carried at fair value. Gains or losses arising, from changes in the fair value, including interest and dividend income, are presented in the statement of operations within “Other financial income (expense)”, in the period in which they arise.

(b) Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. They are included in current assets, except for maturities greater than 12 months after the balance sheet date. These are classified as non-current assets. Loans and receivables are classified as "trade and other receivables" in the balance sheet. Loans and receivables are, subsequently to initial recognition, carried at amortized cost using the effective interest method.

(c) Available-for-sale financial assets

Available-for-sale financial assets are non-derivatives that are either designated in this category or not classified in any of the other categories. They are included in non-current assets unless management intends to dispose of the investment within 12 months of the balance sheet date.

Within the Group, available-for-sale financial assets consist mainly of shares held in listed companies and investments held in unquoted entities.

Available-for-sale financial assets are subsequently carried at fair value and changes in the fair value are recognized directly in equity. The foreign exchange differences on monetary securities (debt instruments) denominated in a foreign currency are recognized in profit or loss.

When securities are sold or impaired, the accumulated fair value adjustments recognized in equity are recycled through profit or loss in the line item “Other financial income (expense)” in the statement of operations.

Interest on available-for-sale securities calculated using the effective interest rate method is recognized in the statement of operations. Dividends on available-for-sale equity instruments are recognized in the statement of operations when the Group’s right to receive payments is established.

Derecognition

Investments are derecognized when the rights to receive cash flows from the investments have expired or have been transferred and the Group has transferred substantially all risks and rewards of ownership.

Fair value measurement

The fair value of quoted investments is based on current bid price at closing date. If the market for a financial asset is not active (and for unlisted securities), the Group establishes fair value by using valuation techniques. These include the use of recent arm’s length transactions (when available), reference to other instruments that are substantially the same, discounted cash flow analysis, and option pricing models, making maximum use of market inputs and relying as little as possible on entity-specific inputs.

- Thomson Group -

Impairment of financial assets

The Group assesses at each balance sheet date whether there is objective evidence that a financial asset or a group of financial assets is impaired. A significant or prolonged decline in the fair value of the security below its cost is considered an indicator that the securities are impaired. If any such evidence exists for available-for-sale financial assets, the cumulative negative changes in fair value – measured as the difference between the acquisition cost and the current fair value, less any impairment loss on that financial asset previously recognized in profit or loss – is removed from equity and recognized as an expense in the statement of operations. Impairment losses recognized in the statement of operations on financial instruments classified as available for sale are not reversed through the statement of operations, except if the instruments are disposed of.

Financial liabilities and equity instruments issued by the Group

Classification as debt or equity

Debt and equity instruments are classified as either financial liabilities or as equity in accordance with the substance of the contractual arrangement.

Equity instruments

An equity instrument is any contract that evidences a residual interest in the assets of the entity after deducting all of its liabilities. Equity instruments issued by the Group are recorded in the proceeds received, net of direct issue costs.

Subordinated perpetual notes - On September 26, 2005, Thomson issued deeply subordinated notes in a nominal amount of € 500 million. Because of their perpetual and subordinated nature and the optional nature of the coupon, the notes are recorded in shareholder’s equity for the net value received of € 492 million (issue price less offering discount and fees). No derivative was identified because the provisions of the notes detailed in Note 22 fall outside the scope of the definition of a derivative under IAS 39 (the “change of control” event represents a non financial event excluded from the definition of a derivative under IAS 39).

The Group’s objectives, policies and processes for managing capital are described in Note 23.

Compound/hybrid instruments

(a) Compound instruments/convertible bonds

A compound instrument is a financial instrument that contains both a financial liability component and an equity component. The equity component (option to exchange/convert into Thomson’s shares) grants an option to the holder of the instrument to convert the instrument into an equity instrument of the issuer.

According to IAS 32, these bonds convertible into new or existing shares are accounted for separately as a financial liability and an equity instrument in accordance with the substance of the contractual arrangement and the definitions of a financial liability and of an equity instrument. The carrying amount of the liability component is measured at the fair value of a similar liability that does not have an associated equity component (the fair value is determined from the present value of future cash flows relating to a similar instrument without an equity component). The carrying value of the equity instrument represented by the option to convert the instrument into Thomson’s shares is then determined by deducting the fair value of the financial liability from the fair value of the compound financial instrument as a whole. Transaction costs directly attributable to issue the bonds are allocated to the liability and equity components of the instruments in proportion to the allocation of proceeds.

(b) Hybrid instruments (convertible in US dollar issued in September 2004)

Conversion options embedded in convertible bonds denominated in foreign currency are bifurcated as derivatives and are re-measured at fair value with a direct impact in profit or loss at each reporting date. Although not addressed directly in IAS 32, IFRIC concluded in April 2005, that such options did not meet the definition of equity instruments as the settlement represented a variable amount of cash (the holder can exercise the option to receive a fixed number of shares by way of conversion of a financial asset whose amount in euro is not fixed). In September 2005, this decision was confirmed by the IASB which refused to amend IAS 32 to modify the treatment of convertible bonds denominated in foreign currency.

- Thomson Group -

Borrowings

Borrowings are initially recognized at fair value net of transaction costs incurred. Borrowings are subsequently stated at amortized cost using the effective interest rate method. Any difference between the proceeds (net of transaction costs) and the redemption value is recognized in the statement of operations over the period of the borrowings using the effective interest rate method. Borrowings are classified as current liabilities unless the group has an unconditional right to defer settlement of the liability for at least 12 months after the balance sheet date.

Trade receivables and payables

The trade receivables and payables are part of the current financial assets and liabilities. At the date of their initial recognition, they are measured at the fair value of the amount to be received or paid. This generally represents their nominal value because of the short time between the recognition of the instrument and its realization (for assets) or its settlement (for liabilities).

The Group assesses at each balance sheet date whether there is any objective evidence that a trade receivable is impaired. If any such evidence exists, the amount of the loss is measured as the difference between the asset's carrying amount and the present value of estimated future cash flows. Depreciation of trade receivables is based on the ageing of receivables and on the future cash flows to be received.

A receivable is derecognized when it is sold without recourse and when it is evidenced that the Group has transferred substantially all the significant risks and rewards of ownership of the receivable and has no more continuing involvement in the transferred asset.

Derivatives

The Group uses derivatives as hedging instruments for hedges of foreign currency risks, changes in interest rates, commodity prices and equity market risks. These instruments include agreements for interest rate swaps, options and forward contracts. If hedge accounting criteria are met, they are accounted for in accordance with hedge accounting.

Derivative instruments may be designated as hedging instruments in one of three types of hedging relationship:

▪

Fair value hedge, corresponding to a hedge of the exposure to the change in fair value of an asset or a liability;

▪

Cash flow hedge, corresponding to a hedge of the exposure to the variability in cash flows from future assets or liabilities;

▪

Net investment hedge in foreign operations, corresponding to a hedge of the amount of the Group’s interest in the net assets of these operations.

Derivative instruments qualify for hedge accounting when:

▪

At the inception of the hedge, there is a formal designation and documentation of the hedging relationship;

▪

The hedge is expected to be highly effective, its effectiveness can be reliably measured and it has been highly effective throughout the financial reporting periods for which the hedge was designated.

The effects of hedge accounting are as follows:

▪

For fair value hedges of existing asset and liability, the hedged portion of the asset or liability is recognized in the balance sheet at fair value. The gain or loss from remeasuring the hedged item at fair value is recognized in profit or loss and is offset by the effective portion of the loss or gain from remeasuring the hedging instrument at fair value.

▪

For cash flow hedges, the portion of the gain or loss on the hedging instrument that is determined to be an effective hedge is recognized directly in equity – because the change in the fair value of the hedged portion of the underlying item is not recognized in the balance sheet – and the ineffective portion of the gain or loss on the hedging instrument – if any - is recognized in profit or loss. Amounts recognized directly in equity are subsequently recognized in profit or loss in the same period or periods during which the hedged transaction affects profit or loss. Such periods are generally less than 6 months except for the licensing activity and certain activities linked to long term contracts where the period is generally up to one year.

▪

For net investment hedge, any gain or loss on the hedging instrument relating to the effective portion is recognized in equity; the gain or loss relating to the ineffective portion is recognized immediately in the statement of operations. Gains and losses accumulated in equity are transferred to profit and loss as an adjustment to the profit or loss on disposal of the investment.

- Thomson Group -

Derivatives not designated as hedging instruments are measured at fair value. Subsequent changes in fair value are recognized in the statement of operations.

Marketable securities

Marketable securities are valued at fair value. Changes in fair value are recognized in “other financial income (expense)” included in the heading "Finance costs – net".

This caption includes some classes of investment funds which are subject to risks of change in value that can not be considered as insignificant according to IAS 7 criteria.

Cash and cash equivalents

Cash and cash equivalents include cash in hand, deposits held at call with banks and other short-term highly liquid investments with original maturities of three months or less, i.e. investments that are readily convertible to a known amount of cash and subject to an insignificant risk of change in value. Bank overdrafts are shown within borrowings in current liabilities in the balance sheet.

Treasury shares

Treasury shares are recorded at purchase cost and deducted from shareholders’ equity. The gain or loss on disposal or cancellation of these shares is recorded directly in shareholders’ equity and not in the statement of operations.

Equity transaction costs

Incremental and external costs directly attributable to the equity transactions are accounted for as a deduction from equity.

Deferred and current income taxes

Deferred taxes result from:

▪

Temporary differences arising from differences between the tax bases of assets and liabilities and their carrying amounts in the Group consolidated balance sheet, and

▪

The carryforward of unused tax losses and tax credits.

Deferred taxes for all temporary differences are calculated for each taxable entity (or group of entities) using the balance sheet liability method.

All deferred tax liabilities are recorded except:

▪

When the deferred tax liability results from the initial recognition of goodwill, or from the initial recognition of an asset or a liability in a transaction which is not a business combination and, at the trade date, affects neither the net income nor the taxable income or loss; and

▪

For taxable temporary differences associated with investments in subsidiaries, associates and interests in joint ventures, when the Group is able to control the timing of the reversal of the temporary differences and when it is probable that these temporary differences will not reverse in the foreseeable future.

Deferred tax assets are recorded:

▪

For all deductible temporary differences, to the extent that it is probable that future taxable income will be available against which these temporary differences can be utilized, except when the related deferred tax asset results from the initial recognition of an asset or a liability in a transaction which is not a business combination and, at the trade date, affects neither the net income nor the taxable income or loss.

▪

For the carryforward of unused tax losses and unused tax credits, to the extent that it is probable that future taxable income will be available against which the unused tax losses and credits can be utilized.

The recoverable amount of the deferred tax assets is reviewed at each balance sheet date and reduced when it is no longer probable that sufficient taxable profit will be available to allow the benefit of part or all of the deferred tax assets to be utilized.

Deferred tax assets and liabilities are valued using the tax rates that are expected to apply to the period when the asset is realized or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted by the balance sheet date. Deferred taxes are classified as non-current assets and liabilities.

- Thomson Group -

Income tax expense comprises current and deferred tax. Current tax and deferred tax are charged or credited directly to equity if the tax relates to items that are credited or charged, in the same or a different period, directly to equity.

Post employment benefits and other long-term benefits

(a) Post employment obligations

The Group operates various post employment schemes for some employees. Contributions paid and related to defined contribution plans i.e. pension plans under which the Group pays fixed contributions and has no legal or constructive obligation to pay further contributions (for example if the fund does not hold sufficient assets to pay to all employees the benefits relating to employee service in the current and prior periods) are recorded as expenses as they fall due.

The other pension plans are analyzed as defined benefit plans (i.e. pension plans that define an amount of pension benefit that an employee will receive on retirement, usually dependent on one or more factors such as age, years of service and compensation) and are recognized in the balance sheet based on an actuarial valuation of the defined benefit obligations at the balance sheet date less the fair value of the related plan assets.

The method used for determining employee benefits obligations is based on the Projected Unit Credit Method. The present value of the Group benefit obligations is determined by attributing the benefits to employee services in accordance with the benefit formula of each plan. The provisions for these benefits are determined annually by independent qualified actuaries based on demographic and financial assumptions such as mortality, employee turnover, future salaries and benefit levels, discount rates and expected rates of return on plan assets.

Expenses related to interest cost and expected return on plan assets are recognized as financial expense and financial income in “Finance costs - net”.

According to revised IAS 19, net cumulative actuarial gains and losses of the period are immediately recognized in the provision for post employment obligation with a corresponding debit or credit to equity in the Statement of Recognized Income and Expense.

(b) Other long-term benefits

The obligations related to other long-term benefits (jubilee award) are also based on actuarial valuations.

Share-based payments

The Group issues equity-settled and cash-settled share-based payments to certain employees. According to IFRS 2, the advantage given to the employees regarding the grant of the stock options consists of an additional compensation to these employees estimated at the grant date.

Equity-settled share-based payments are measured at fair value at the grant date. They are accounted for as an employee expense on a straight-line basis over the vesting period of the plans (usually 3 to 4 years), based on the Group’s estimate of options that will eventually vest. For cash-settled share-based payments, a liability equal to the portion of the goods or services received is recognized at the current fair value determined at each balance sheet date with any changes in fair value recognized in profit or loss for the period. In addition, for plans based on performance conditions, the probability of achieving the performance is assessed each year and the expense is adjusted accordingly.

The fair value of instruments, and especially of options granted, is determined based on the Black-Scholes valuation model. The expense recognized takes into account the number of options expected to be vested annually.

Provisions

Provisions are recorded at the balance sheet date when the Group has an obligation as a result of a past event and when it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation.

The obligation may be legal, regulatory or contractual or it may represent a constructive obligation deriving from the Group's actions where, by an established pattern of past practice, published policies or a sufficiently specific current statement, the Group has indicated to other parties that it will accept certain responsibilities, and as a result, has created a valid expectation on the part of those other parties that it will discharge those responsibilities.

- Thomson Group -

The recorded provision represents the best estimate of the expenditure required to settle the obligation at the balance sheet date. If a reliable estimate cannot be made of the amount of the obligation, no provision is recorded but details of the obligation are disclosed in the notes to the financial statements.

Where the discounting effect is material, the recorded amount is the present value of the expenditures expected to be required to settle the related obligation. The present value is determined using pre-tax discount rates that reflect the assessment of the time value of money. Unwinding of discounts is recognized in “Finance costs – net”.

Restructuring provisions

Provisions for restructuring costs are recognized when the Group has a constructive obligation towards third parties, which results from a decision made by the Group before the balance sheet date and supported by the following items:

▪

The existence of a detailed and finalized plan identifying the sites concerned, the location, the role and the approximate number of headcounts concerned, the nature of the expenses that are to be incurred and the effective date of the plan; and

▪

The announcement of this plan to those affected by it.

The restructuring provision only includes the costs directly linked to the plan.

Revenues

Revenue is measured at the fair value of the amount received or to be received, after deduction of any trade discounts or volume rebates allowed by the Group, including customer contract advances amortization.

When the impact of deferred payment is significant, the fair value of the revenue is determined by discounting all future payments.

(a) Sales of goods

Related revenue is recognized when the entity has transferred to the buyer the significant risks and rewards of ownership of the goods, which generally occurs at the time of shipment.

(b) Services agreements

The Group signs contracts which award to the Group a customer’s business within a particular territory over the specified contract period (generally over 1 to 5 years). The contracts contain provisions that establish pricing terms for services and volumes to be provided and other terms and conditions. Revenue is recognized when the entity has transferred to the customer the major risk and rewards of ownership, which generally occurs, depending on contract terms, upon duplication or delivery.

(c) Royalties

Patent licensing agreements generally state that a specified royalty amount is earned at the time of shipment of each product to a third-party by a licensee.

The gross royalty amount is determined on a quarterly basis and in accordance with the license agreement.

(d) Long-term contracts

Some parts of the Systems operations, notably in the Broadcast & Networks businesses, consists of the design, planning, integration and development of broadcast systems. Because of the nature of this activity, the date when the contract activity begins and the date when the activity is completed usually fall into different accounting periods. Consequently, income and expenses on these contracts are recognized in accordance with the percentage of completion method and probable losses on contracts in progress are fully recognized as soon as they are identified.

Earnings per share

Basic earnings per share are calculated by dividing income (loss) attributable to ordinary equity holders of the parent entity by the weighted-average number of shares outstanding during the period, excluding the treasury shares.

Diluted earnings per share is calculated by dividing income (loss) attributable to ordinary equity holders of the parent entity by the weighted-average number of shares outstanding during the period assuming that all potentially dilutive securities were exercised and that any proceeds from such exercises were used to acquire shares of the Company's stock at the average market price during the period or the period the securities were outstanding.

- Thomson Group -

Potentially dilutive securities comprise:

▪

outstanding put options, if dilutive;

▪

the securities issued under the Company's management incentive plan, to the extent the average market price of the Company's stock exceeded the adjusted exercise prices of such instruments;

▪

and shares issuable in relation to outstanding convertible bonds, if dilutive.

Related parties

A party is related to the Group if:

▪

Directly or indirectly the party (i) controls, is controlled by or is under common control with the Group, (ii) has an interest in the Group that gives it significant influence over the Group

▪

The party is an associate

▪

The party is a joint venture in which the Group is a venturer

▪

The party or one of its Directors is a member of the Board of Directors or of the Executive Committee of the Group or a close member of the family of any individual referred to above.

3

Critical accounting estimates and judgments

Thomson’s principal accounting policies are described in Note 2 above. Certain of Thomson’s accounting policies require the application of judgment by management in selecting appropriate assumptions for calculating financial estimates which inherently contain some degree of uncertainty. Management bases its estimates on historical experience and various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the reported carrying values of assets and liabilities and the reported amounts of revenues and expenses. Actual results may differ from these estimates, while different assumptions or conditions may yield different results. Thomson’s management believes the following to be the critical accounting policies and related judgments and estimates used in the preparation of its consolidated financial statements under IFRS.

Tangible and intangible assets with finite useful lives

The Group records intangible assets with finite useful lives (mainly customer relationships, software, development projects and certain rights on intellectual property acquired) relating to operations and to production facilities under “Intangible assets, net” and tangible fixed assets under “Property, plant and equipment” (“PPE”). Significant estimates and assumptions are required to decide (i) the expected useful lives of these assets for purposes of their depreciation and (ii) whether there is an impairment of their value requiring a write-down of their carrying amount. Estimates that are used to determine the expected useful lives of fixed assets are defined in the Group’s accounting policies manual and are consistently applied throughout the Group.

For the year ended December 31, 2007, the Group recognized depreciation expense amounting to € 177 million related to tangible fixed assets and amortization expense of € 161 million for intangible assets with finite useful lives (these figures include depreciation expense booked in the loss from discontinued operations). As of December 31, 2007, the net carrying amount of PPE and intangible assets with finite useful lives amounted to € 693 million and € 698 million, respectively.

In order to ensure that its assets are carried at no more than their recoverable amount, Thomson evaluates on a regular basis certain indicators that would result, if applicable, in the calculation of an impairment test in accordance with the accounting policy stated in Note 2 above. The recoverable amount of an asset or group of assets may require the Group to use estimates and mainly to assess the future cash flows expected to arise from the asset or group of assets and a suitable discount rate in order to calculate present value. Any negative change in relation to the operating performance or the expected future cash flow of individual assets or group of assets will change the expected recoverable amount of these assets or groups of assets and therefore may require a write-down of their carrying amount.

- Thomson Group -

Impairment tests of goodwill and intangible assets with indefinite useful lives

We review annually goodwill and other indefinite-lived intangible assets for impairment in accordance with the accounting policy stated in Note 2 above. Such review requires management to make material judgments and estimates when performing impairment tests.

Thomson’s management believes its policies relating to such impairment testing are critical accounting policies involving critical accounting estimates because determining the recoverable amount of reporting units requires (1) determining the appropriate discount rate to be used to discount future expected cash flow of the cash-generating unit, (2) estimating the value of the operating cash flows including their terminal value, (3) estimating the growth rate of the revenues generated by the assets tested for impairment and (4) estimating the operating margin rates of underlying assets for related future periods. These assumptions used by the Group for the determination of the recoverable amount are described in Note 13.

As of December 31, 2007 the net book value of goodwill and indefinite-lived intangible assets amounted to € 1,645 million and € 240 million, respectively.

Thomson performed an annual impairment test in 2007, which did not result in any impairment charge of these assets. Based on differences observed between the carrying amount and recoverable amount of goodwill and indefinite-lived intangible assets, the increase by one point in the discount rate or the decrease by one point of the perpetual growth rate would not have resulted in an impairment loss.

Deferred tax

Management judgment is required to determine the Group’s deferred tax assets and liabilities and the extent to which deferred tax assets can be recognized in accordance with the accounting policy stated in Note 2 above. When a specific subsidiary has a history of recent losses, future positive taxable income is assumed improbable, unless the asset recognition can be supported for reasons such as (1) the losses having resulted from exceptional circumstances which will not re-occur in a nearby future, and/or (2) the expectation of exceptional gains and (3) future income to be derived from long-term contracts. We have considered tax-planning in assessing whether deferred tax assets should be recognized.

As of December 31, 2007, the Group has recorded deferred tax liabilities of € 204 million and € 503 million of deferred tax assets reflecting management’s estimates.

Post employment benefits

The Group’s determination of its pension and post-retirement benefits obligations and expense for defined benefit plans is dependent on the use of certain assumptions used by actuaries in calculating such amounts. These assumptions are described in Note 27 to our consolidated financial statements and include, among others, the discount rate, expected long-term rate of return on plan assets and annual rate of increase in future compensation levels. Our assumptions regarding pension and post-retirement benefits obligations are based on actual historical experience and external data.

The assumptions regarding the expected long-term rate of return on plan assets are determined by taking into account, for each country where the Group has a plan, the distribution of investments and the long-term rate of return expected for each of its components. The capital markets experience fluctuations that cause downward/upward pressure on assets value and higher volatility. As a result, short-term valuation of related plan assets is decreasing/increasing, causing a corresponding increase/decrease of the present value of the pension and post-retirement obligation. While Thomson’s management believes that the assumptions used are appropriate, significant differences in actual experiences or significant changes in the assumptions may materially affect our pension and post-retirement benefits obligations under such plans and related future expense.

As of December 31, 2007 the post-employment benefits provision amounted to € 403 million. The present value of the obligation amounted to € 576 million, the fair value of plan assets amounted to € 174 million and unrecognized prior service cost amounted to € 1 million. For the year ended December 31, 2007, net pension costs amounted to a gain of € 21 million including a curtailment gain of € 65 million.

Provisions and litigations

Thomson’s management is required to make judgments about provisions and contingencies, including the probability of pending and potential future litigation outcomes that in nature are dependent on future events that are inherently uncertain. In making its determinations of likely outcomes of litigation and tax matters etc, management considers the evaluation of outside counsel knowledgeable about each matter, as well as known outcomes in case law. See Note 36 for a description of the significant legal proceedings and contingencies.

- Thomson Group -

Measurement of the conversion option embedded in certain convertible debt

On September 16, 2004, Thomson issued subordinated bonds that are (1) redeemable in US dollars or (2) convertible into newly issued ordinary shares or existing ordinary shares (or a combination of both), which, at the option of the bondholders, may be delivered in the form of American Depositary Shares evidencing such ordinary shares. As required by IAS 32 and 39, the embedded conversion option has been bifurcated and accounted for separately within non-current liabilities.

The conversion option and the debt component are recognized at fair value at inception. Subsequent changes in the fair value of the embedded derivative have been charged to the statement of operations. As such Thomson’s management is required to make significant estimates in order to measure the fair value of the conversion option that has been bifurcated from the bonds. The measurement process comprises the determination, using an option instrument measurement model, such as the Black & Scholes or Binomial models. Main inputs relate to the discounted volatility of Thomson shares on the stock exchange, Thomson shares closing prices and the exchange rate as of the measurement date.

The fair value of the embedded conversion option bifurcated from the debt component of the convertible debt instrument amounted to € 45 million at inception. In 2007, the change in fair value required Thomson to recognize a net non cash financial gain amounting to € 37 million (comprising a gain of € 34 million and a foreign exchange gain of € 3 million). In 2006, subsequent change in fair value had required Thomson to recognize a net non cash financial gain amounting to € 6 million (comprising a gain of € 4 million and a foreign exchange loss of € 2 million). In 2005, subsequent change in fair value had required Thomson to recognize a net non cash financial gain which amounted to € 83 million (comprising a gain on the fair value of € 94 million and a foreign exchange loss of € 11 million).

 Determination of royalties payable

In the normal course of its business, the Group may be using certain technology protected by patents owned by third parties. In the majority of cases, the amount of royalties payable for the use of this technology will be defined in a formal licensing contract. In some cases, and in particularly in the early years of emerging technology when the ownership of intellectual property rights many not be ascertained, management judgement is required to determine the probability of a third party asserting its rights and the likely cost of using the technology when assertion is probable. In making its evaluation, management considers past experience with comparable technology and / or with the particular technology owner.

4

Bridge with financial statements released as of December 31, 2006

According to IFRS 5, the IFRS statement of operations for the comparative periods has to be restated in order to reflect the effect of the scope of discontinued operations defined as of December 31, 2007. The column “IFRS 5” reflects therefore the statement of operations of the following additional discontinued operations compared to December 31, 2006:

▪

In the second half of 2007, the remaining activities linked to the Tubes and Display businesses located in France and in Mexico have been stopped;

▪

Collateral to the end of the Audio-Video and Accessories business in Europe, the AfterSales Europe business is expected to be sold in early 2008.

- Thomson Group -

4.1

Bridge for December 31, 2006 income statement

(€ in millions)	December 31, 2006 (released in 2006)	IFRS 5	December 31, 2006 (released in 2007)
Continuing operations
Revenues	5,854	(73)	5,781
Cost of sales	(4,474)	63	(4,411)
Gross margin	1,380	(10)	1,370

Selling and administrative expenses	(674)	10	(664)
Other income (expense)	52	48	100
Research and development expenses	(279)	-	(279)

Profit from continuing operations before tax and net finance costs	479	48	527

Finance costs – net	(200)	(2)	(202)

Share of income (loss) from associates	(86)	-	(86)

Income tax	-	-	-

Profit (loss) from continuing operations	193	46	239

Discontinued operations
Profit (loss) from discontinued operations – net	(138)	(46)	(184)

Net income (loss)	55	-	55

4.2

 Bridge for December 31, 2005 income statement

(€ in millions)	December 31, 2005 (released in 2006)	IFRS 5	December 31, 2005 (released in 2007)
Continuing operations
Revenues	5,591	(47)	5,544
Cost of sales	(4,240)	35	(4,205)
Gross margin	1,351	(12)	1,339

Selling and administrative expenses	(638)	10	(628)
Other income (expense)	(96)	9	(87)
Research and development expenses	(227)	6	(221)

Profit from continuing operations before tax and net finance costs	390	13	403

Finance costs – net	(42)	2	(40)

Income Tax	(68)	-	(68)

Share of income (loss) from associates	(82)	-	(82)

Profit (loss) from continuing operations	198	15	213

Discontinued operations
Profit (loss) from discontinued operations – net	(771)	(15)	(786)

Net income (loss)	(573)	-	(573)

- Thomson Group -

4.3

Bridge for December 31, 2006 and 2005 statements of cash flows

The main variations in the statement of cash flows due to the changes in the scope of discontinued operations compared to December 31, 2006 are the following:

(€ in millions)	Year ended December 31
	2006	2005
Loss from discontinued operations	(46)	(15)
Profit from continuing operations	46	15
Net operating cash generated from continuing activities	3	17
Net operating cash used in discontinued operations	(3)	(17)
Net cash from operating activities (I)	-	-

Net investing cash generated from / (used in) continuing activities	(2)	-
Net investing cash generated from / (used in) discontinued operations	2	-
Net cash used in investing activities (II)	-	-

Net financing cash generated from continuing activities	-	-
Net financing cash (used in) / generated from discontinued operations	-	-
Net cash (used in) / provided by financing activities (III)	-	-

- Thomson Group -

5

Significant changes in the scope of consolidation

For the years ended December 31, 2007, 2006 and 2005, Thomson’s consolidated balance sheets and statements of operations include the accounts of all investments in subsidiaries, jointly controlled entities and associates (the main ones being listed in Note 39). The following is a summary of the number of companies consolidated and accounted for under the full consolidation method, the equity method and the proportionate consolidation method.
	As of December 31,
	2007				2006				2005
	Europe (*)	France	US	Others	Europe (*)	France	US	Others	Europe (*)	France	US	Others
Number of companies:
Parent company and consolidated subsidiaries	70	32	49	40	82	33	27	66	78	40	27	63
Companies consolidated under the proportionate method	11	5	3	3	13	5	11	1	15	5	11	1
Companies accounted for under the equity method	-	3	2	1	-	3	2	1	-	3	2	2
Sub-total by region	81	40	54	44	95	41	40	68	93	48	40	66
Total	219				244				247

(*)

Except France

Changes in 2007

(a)

Main acquisitions and business combinations

▪

Thomson signed a long-term contract with ITV, the leading commercial broadcaster in the UK to transmit its six existing channels, including ITV1. The operations were transferred with effect from January 2, 2007 with the assets, employees and corresponding risks and rewards being assumed by Thomson from that date for a price of £ 4 million (equivalent to € 7 million at the date of transaction). The ITV operations have been consolidated from January 2, 2007 and are included in the Services segment. A preliminary purchase price allocation has been booked.

▪

On January 11, 2007, Thomson exercised its option to acquire the remaining 25% minority interests in Technicolor Universal Media Services LLC of America for US$ 16 million (equivalent to € 12 million at the date of transaction). This acquisition follows an initial transaction made in June 2002 by Thomson with the acquisition of 60% of the capital (as part of the overall acquisition of the Panasonic Disc Services business), completed by subsequent acquisitions representing a further 15% of the capital. The company is fully consolidated since June 25, 2002 and the option to acquire the minority interests was recorded as a financial liability at an estimated amount of approximately € 12 million as of December 31, 2006. As a consequence, the 2007 transaction had no significant impact on goodwill as the difference between the minority interests and the financial liability was already booked as goodwill as of December 31, 2006.

▪

On January 16, 2007, Thomson exercised its option to acquire the remaining 22% minority interests in Technicolor Network Services UK Limited (formerly Corinthian Television Facilities Ltd.) for a price of € 3 million. This acquisition follows an initial transaction made in October 2004 by Thomson with the acquisition of 78% of the capital. The company is fully consolidated since October 27, 2004 and the option to acquire the minority interests was recorded as a financial liability at an estimated amount of approximately € 3 million as of December 31, 2006. As a consequence, the 2007 transaction had no significant impact on goodwill as the difference between the minority interests and the financial liability was already booked as goodwill as of December 31, 2006.

▪

On February 13, 2007, Thomson acquired 51% interest subsequently increased to 63%, in Paprikaas Interactive Services Pty Limited (“Paprikaas”), a leading Indian animation and gaming cinematics firm for US$ 5 million paid in cash (equivalent to € 4 million at the date of transaction). Since then the company is consolidated and included in the Services segment. A preliminary purchase price allocation has been booked.

- Thomson Group -

▪

On July 30, 2007 Thomson acquired SyncCast, a leading outsourced application delivery network and digital media services provider mainly over IP networks, for a consideration of US$ 13 million (equivalent to € 10 million at the date of transaction). The price could reach US$ 24 million depending on some earn-out conditions to occur from 2008 to 2010. The company is consolidated from July 30, 2007 and is included in the Services segment. A preliminary purchase price allocation has been booked.

Due to the complexity of the businesses acquired, the identification and evaluation of purchased intangible assets frequently require external expert appraisals, which mean that the Group generally does not finalize purchase price allocations at the closing date. Consequently, for all the acquisitions mentioned above, the purchase price allocation exercise will be completed, as required, within 12 months of the acquisition, and so is not yet finalized.

The provisional fair values and the provisional goodwill arising from the main transactions mentioned above are as follows:

(€ in millions)	Acquirees’ carrying amount before combination	Provisional fair value adjustments as of December 31, 2007	Fair value at acquisition
Net assets acquired
Property, plant and equipment	7	(6)	1
Trade receivables	1	-	1
Deferred tax assets	-	10	10
Provisions	-	(30)	(30)
Total net assets acquired (*)	8	(26)	(18)

Purchase consideration (*)
Cost of acquisition			24
Direct costs relating to the acquisitions			1
Total purchase consideration paid			25

Goodwill (*)			43

(*)

Technicolor Network Services UK Limited and Technicolor Universal Media Services LLC of America acquisitions of minority interests not included.

The goodwill is mainly attributable to the anticipated future synergies within the Group.

The contribution to the Group of the acquired businesses for the period from their related acquisition dates to December 31, 2007 is the following:

(€ in millions)	2007
Contribution in revenues (*)	10
Contribution in profit from continuing operations before tax and net finance costs (*)	(1)

(*)

Technicolor Network Services UK Limited and Technicolor Universal Media Services LLC of America acquisitions of minority interests not included.

From January 1, 2007 until their related acquisition dates, these businesses had revenues of € 3 million and a profit before tax and net finance costs of € (1) million.

(b)

Main disposals

▪

On December 21, 2006, Thomson signed an agreement for the disposal of its accessories business in the U.S. with Audiovox Corporation. The closing of the transaction was finalized on January  29, 2007 for a price of US$ 59 million paid in cash (equivalent to € 42 million at average exchange rate over the period and € 44 million at the date of transaction), based on the level of working capital at that date.

▪

On October 16, 2007, Thomson signed an agreement for the disposal of its audio-video business in the US and in the rest of the world with Audiovox Corporation. The closing of the transaction was finalized on December 31, 2007 for a price of US$ 19 million paid in cash (equivalent to € 13 million at the date of transaction), based on the level of the net assets at that date.

- Thomson Group -

▪

On December 21, 2007, Thomson sold all the assets of Gyration Inc to Movea SA, a company specialized in motion sensing technologies.  As part of the transaction Thomson acquired a minority stake of 10.5 % in Movea.

▪

On December 27, 2007, Thomson sold the Audio Video and Accessories Skymaster activities in Germany to Arques Industries for € 1. Part of the agreement, Thomson waived a debt towards the sold entity for € 33 million and is committed to recapitalize this entity with € 11 million. This obligation has been recorded in Thomson 2007 consolidated financial statements.

Regarding the disposals of the Audio-Video and Accessories business mentioned above, the carrying amounts of the net assets sold were as follows as of the dates of disposal:

(€ in millions)	Carrying amount as of the date of disposal (Audio video and Accessories)
Net assets disposed of
Tangible and intangible assets	34
Inventories	52
Trade receivables	16
Other assets	15
Provisions	(9)
Trade payables	(11)
Other liabilities	(27)
Total net assets disposed of	70

Disposal consideration
Cash consideration received	57
Total disposal price	57

Gain (loss) on disposal	(13)

Changes in 2006

(a)

Main acquisitions

▪

On January 13, 2006, Thomson acquired the network services business assets and liabilities of Electronic Data Systems, the company Convergent Media Systems ("Convergent"). These assets provide broadcast-quality, networked digital video services for business television, distance learning, and networked digital signage. The installed base is approximately 70 networks with 35,000 sites and 400,000 viewing locations. The purchase price was approximately US$ 37 million (equivalent to € 32 million at the date of transaction exchange rate), subject to an increase by up to US$ 7 million (€ 5 million at the December 31, 2006 exchange rate) dependent upon the performance of this company in 2006 and 2007. Thomson consolidates this activity from January 13, 2006. Convergent reports in the Service segment.

▪

On January 26, 2006, Thomson took the control of 94% of the share capital of Canopus Co., Ltd ("Canopus"), a Japanese company listed on the Tokyo Stock Exchange, for a total consideration of ¥ 12 billion (equivalent to € 87 million at the date of the transaction exchange rate). Canopus is a Japan-based leader in high definition desktop video editing software. This acquisition was completed in two steps. First step, on December 5, 2005, Thomson acquired 33% of the share capital of Canopus Co., ltd via a private agreement. Second step, Thomson launched a public tender offer for the remaining Canopus shares. The final closing took place on January 26, 2006, thus allowing the company to take control of an additional 61% of the share capital of Canopus. The purchase price was partially paid in cash and the remaining part by the delivery of 821,917 Thomson shares. On August 11, 2006, Thomson acquired the remaining 6% of the share capital for € 6 million and delisted this company from the Tokyo Stock Exchange. The company is fully consolidated from January 26, 2006. Canopus is included in the Systems segment.

▪

On June 23, 2006, Thomson acquired the remaining (16%) minority interests of the share capital of Nextamp, a French company specialized in the protection of video content with technologies known as watermarking for € 2 million paid in cash. This acquisition followed an initial transaction made in 2004 by Thomson with the acquisition of 10% of the share capital of Nextamp, and a second made in 2005 with the acquisition of 74% of the capital for € 7 million paid in cash. The total cost of the purchase amounts therefore to € 9 million. The company is fully consolidated from June 17, 2005 and is included in the Technology segment.

- Thomson Group -

▪

On July 3, 2006 Thomson acquired for € 17 million the 49% minority interest of VCF Thématiques ("VCF"). This acquisition followed an initial transaction made in October 2005 whereby Thomson had acquired 51% of the share capital through of a capital increase of € 17 million. The company has been fully consolidated from October 27, 2005 and the optional amount due to the minority shareholder was recorded as a debt at an estimated amount of € 16 million as of December 31, 2005. VCF Thématiques is included in the Services segment.

▪

On October 4, 2006, Thomson acquired NOB Cross Media Facilities (NOB CMF), a subsidiary of Nederlands Omroepproduktie Bedrijf (NOB) for a total consideration of € 17 million. This company delivers global consulting and management services for the preparation, management, and electronic distribution of multiple forms of radio and video content on multiple media platforms. NOB is the state-owned entity which operates in broadcasting facilities activities in The Netherlands. NOB CMF has been consolidated from October 4, 2006 and is included in the Services segment.

The provisional fair values and the provisional goodwill arising from the transactions mentioned above are as follows:

(€ in millions)	Acquirees’ carrying amount before combination	Provisional fair value adjustments as of December 31, 2006	Fair value adjustments of the current period	Fair value at acquisition
Net assets acquired
Property, plant and equipment	66	(12)	(2)	52
Intangible assets	-	15	(2)	13
Inventories	16	-	-	16
Trade receivables	16	-	-	16
Other assets	14	2	3	19
Bank and cash balances	26	-	-	26
Provisions	(6)	(2)	-	(8)
Trade payables	(17)	-	-	(17)
Other liabilities	(44)	-	-	(44)
Deferred tax liabilities	-	(8)	-	(8)
Total net assets acquired (*)	71	(5)	(1)	65

Purchase consideration (*)
Cost of acquisition				140
Direct costs relating to the acquisitions				6
Total purchase consideration paid				146

Goodwill (*)				81

(*)

Nextamp and VCF acquisition of minority interests not included.

The goodwill is mainly attributable to the anticipated future synergies within the Group.

The contribution to the Group of the acquired businesses for the period from their related acquisition dates to December 31, 2006 is the following:

(€ in millions)	2006
Contribution in revenues (*)	103
Contribution in profit from continuing operations before tax and net finance costs (*)	3

(*)

Nextamp and VCF acquisition of minority interests not included

From January 1, 2006 until their related acquisition dates, these businesses had revenue of € 40 million and a profit before tax and net finance costs of € 2 million.

- Thomson Group -

(b) Main disposals

▪

In 2005, Thomson agreed to transfer to a German company its remaining optical technology assets and employees in the first half of 2006. The definitive sale was completed in March 2006.

▪

In October 2006, Thomson reached an agreement with TCL Multimedia Technology Holding Ltd. (TCL Multimedia), a company listed on the Hong Kong Stock Exchange and the parent company of TTE and TCL Corporation, to facilitate TTE's evolution in Europe, to secure the continuation of activities at Thomson's Angers factory as well as to resolve certain issues with the existing contractual framework. In particular, this agreement provided for the termination of the right granted by Thomson to TTE to use the "Thomson®" trademark at the end of 2008 for most of Europe. In addition, Thomson reached an agreement with TCL Corporation in October 2006 to terminate the lock-up period on the TCL Multimedia shares held by Thomson. On November 3, 2006 Thomson announced it had reduced its holding in TCL Multimedia to 753,888,095 shares, representing 19.32% of TCL Multimedia’s share capital, with the sale of 390,294,000 shares in a private placement. Following this sale, Thomson ceased to have a significant influence over TCL Multimedia and, as of that date no longer accounted its interests in TCL Multimedia under the equity method. Since this date, Thomson's remaining interest in TCL Multimedia is classified as an available-for-sale financial asset and has gradually been reduced down to approximately 2.4 % at the end of December 2007(see Note 16).

6

 Information by business segments and by geographic areas

Business segments

Since January 1, 2005, Thomson has implemented a simple and flexible organizational and management structure with three segments based on its Media & Entertainment (M&E) activities. The three segments are:

▪

Technology: this segment develops and monetizes technology in the following areas:

–

Licensing of patents and trademarks,

–

Research,

–

Silicon Solutions,

–

Software & Technology Solutions: Security, Imaging and Networking Software Services.

▪

Systems:

–

Broadcast & Networks Systems,

–

Access Products.

▪

Services: this segment offers end-to-end management of services for our customers in the M&E industries in the following areas:

–

DVD Services : DVD and DVD-ROM replication and distribution and VoD,

–

Film Services: film printing and digital cinema,

–

Content Services: post production, archiving, media asset management,

–

Network Services: Out-of-home advertising, broadcast play-out and other related services outsourced by broadcasters.

Unallocated activities mainly comprising corporate functions are grouped under Corporate.

Revenues to external customers generated by the Corporate segment correspond to services billed to trading partners.

The Group's remaining continuing activities are regrouped under Other.

These segments are the basis on which the Group reports its primary segment information.

Geographical segments

The Group has five geographic segments, including France, rest of Europe, US, rest of Americas and Asia/Pacific.

- Thomson Group -

The following comments are applicable to the three tables below:

-

The Technology, Systems and Services segments generate substantially all of their revenues respectively from royalties, sale of goods and sale of services.

-

The caption "Profit (loss) from continuing operations before tax and net finance costs" does not include intercompany items.

-

The captions "Amortization of customer relationships" and "Other depreciation and amortization" only relate to continuing operations and include amortization of customer advances (in “other depreciation and amortization”)

-

The caption "Other non-cash expenses" includes mainly net variation of provisions without cash impact.

-

The caption "Other segment assets" includes advances to suppliers and to customers.

-

The caption "Total segment assets" includes all operating assets used by a segment and consists principally of receivables, inventories, property, plant and equipment and goodwill, net of depreciation and provisions. Amounts include advances to suppliers and to customers. Segment assets do not include income tax assets.

-

The caption "Unallocated assets" includes mainly financial assets, current accounts with subsidiaries/associates, income tax assets and assets held for sale.

-

The caption "Unallocated liabilities" includes mainly financial and income tax liabilities and liabilities classified as held for sale.

-

The caption "Capital employed" is defined as being the aggregate of net tangible and intangible assets (excluding goodwill), operating working capital and other current assets and liabilities (with the exception of provisions including those related to employee benefits, income tax, payables on acquisition of companies and payables to suppliers of fixed assets).

-

The caption "Capital expenditures" is before the net change in debt related to capital expenditure payables (in 2007, 2006 and 2005, amounting to €1 million, € 4 million, € (19)  million respectively).

-

The Other segment is run largely as a contract manufacturing operation for the benefit of other Group entities and third parties.

- Thomson Group -

Information by business segment

(€ in millions)	Technology	Systems	Services	Corporate	Other	Consolidation Adjustments	Total
	Year ended December 31, 2007
Statement of operations items
Revenues to external customers	535	2,679	2,400	6	10	-	5,630
Intersegment sales	23	30	-	103	63	(219)	-

Profit (loss) from continuing operations before tax and net finance costs	277	28	115	(74)	3	-	349
Out of which:
Amortization of customer relationships	-	(22)	(27)	-	-	-	(49)
Other depreciation and amortization	(20)	(96)	(214)	(4)	-	-	(334)
Other non-cash income (expenses)	(5)	(59)	(69) (*)	(5)	45	-	(93)
Share of loss from associates	-	-	-	1	-	-	1
Loss from discontinued operations	-	-	-	-	(241)	-	(241)

Balance sheet items
Assets
Operating segment assets	188	1,097	1,494	28	74	-	2,881
Goodwill	23	633	989	-	-	-	1,645
Other segment assets	157	265	363	282	88	-	1,155
Total segment assets	368	1,995	2,846	310	162	-	5,681
Investments in associates	3	-	-	-	7	-	10
Unallocated assets							1,079
Total consolidated assets							6,770

Liabilities
Segment liabilities	221	964	692	401	380	-	2,658
Unallocated liabilities							2,057
Total consolidated liabilities (without equity)							4,715

Other information
Capital expenditure	(12)	(107)	(150)	(3)	(1)	-	(273)
Capital employed	142	412	1,174	(97)	(63)	-	1,568

(*) In 2007, the Services segment secured agreement for the recovery of certain expenses which led to the accrual of a receivable of € 14 million and a corresponding reduction in cost of sales.

- Thomson Group -

(€ in millions)	Technology	Systems	Services	Corporate	Other (*)	Consolidation Adjustments	Total
	Year ended December 31, 2006
Statement of operations items
Revenues to external customers	547	2,684	2,489	27	34	-	5,781
Intersegment sales	32	21	1	110	25	(189)	-

Profit (loss) from continuing operations before tax and net finance costs	289	132	160	(77)	23	-	527
Out of which:
Amortization of customer relationships	-	(25)	(30)	-	-	-	(55)
Other depreciation and amortization	(18)	(87)	(257)	(6)	(1)	-	(369)
Other non-cash income (expenses)	3	(19)	(41)	(15)	6	-	(66)
Share of loss from associates	-	-	-	-	(86)	-	(86)
Loss from discontinued operations	(7)	(114)	-	-	(63)	-	(184)

Balance sheet items
Assets
Operating segment assets	195	1,188	1,783	45	57	-	3,268
Goodwill	25	644	1,045	-	-	-	1,714
Other segment assets	170	280	474	1,009	118	-	2,051
Total segment assets	390	2,112	3,302	1,054	175	-	7,033
Investments in associates	4	-	-	1	7	-	12
Unallocated assets							1,073
Total consolidated assets							8,118

Liabilities
Segment liabilities	319	951	749	482	437	-	2,938
Unallocated liabilities							3,061
Total consolidated liabilities (without equity)							5,999

Other information
Capital expenditure	(37)	(110)	(135)	(6)	(2)	-	(290)
Capital employed	80	560	1,426	(67)	9	-	2,008

(*) This includes all Genlis’ plant continuing result in 2006. If the same treatment had been applied as of December 31, 2005, Other and Systems results would have been respectively decreased and increased by € 9 million.

- Thomson Group -

(€ in millions)	Technology	Systems	Services	Corporate	Other (*)	Consolidation Adjustments	Total
	Year ended December 31, 2005
Statement of operations items
Revenues to external customers	546	2,262	2,487	40	209	-	5,544
Intersegment sales	38	10	1	113	1	(163)	-

Profit (loss) from continuing operations before tax and net finance costs	277	109	205	(79)	(109)	-	403
Out of which:
Amortization of customer relationships	-	(25)	(26)	-	-	-	(51)
Other depreciation and amortization	(13)	(59)	(300)	(4)	(15)	-	(391)
Other non-cash income (expenses)	(3)	(47)	(25)	(26)	(43)	-	(144)
Share of loss from associates	-	-	-	-	(82)	-	(82)
Loss from discontinued operations	(39)	(41)	-	-	(706)	-	(786)

Balance sheet items
Assets
Operating segment assets	175	1,241	2,123	37	108	-	3,684
Goodwill	28	621	1,107	-	-	-	1,756
Other segment assets	130	465	460	818	127	-	2,000
Total segment assets	333	2,327	3,690	855	235	-	7,440
Investments in associates	4	3	-	-	197	-	204
Unallocated assets							1,216
Total consolidated assets							8,860

Liabilities
Segment liabilities	356	1,045	792	831	615	-	3,639
Unallocated liabilities							3,005
Total consolidated liabilities (without equity)							6,644

Other information
Capital expenditure	(23)	(95)	(138)	(8)	(11)	-	(275)
Capital employed	22	555	1,745	(50)	76	-	2,348

(*) In 2005, Other includes mainly the Displays & CE Partnerships activities.

- Thomson Group -

Information by geographical area

(€ in millions)	France	Rest of Europe	US	Rest of Americas	Asia/Pacific	Total

December 31, 2007
Revenues to external customers (1)	1,411	1,164	2,192	449	414	5,630
Profit from continuing operations before tax and net finance costs (2)	247	32	4	34	32	349
Segment assets	1,591	785	2,415	395	495	5,681
Capital expenditure	(57)	(66)	(105)	(10)	(23)	(261)

December 31, 2006
Revenues to external customers (1)	1,433	1,244	2,306	441	357	5,781
Profit from continuing operations before tax and net finance costs (2)	212	50	181	36	48	527
Segment assets	2,362	967	2,799	392	513	7,033
Capital expenditure	(92)	(65)	(104)	(10)	(19)	(290)

December 31, 2005
Revenues to external customers (1)	1,275	811	2,763	401	294	5,544
Profit from continuing operations before tax and net finance costs (2)	200	54	17	93	39	403
Segment assets	1,905	1,157	3,522	410	446	7,440
Capital expenditure	(34)	(70)	(131)	(19)	(21)	(275)

(1)

Net sales and profit from continuing operations are classified by the location of the business that invoices the customer.

(2)

The inter-company profits / losses included in the inventories of the buying geographic area are deducted from or added to the profit of the selling area.

7

Selling and administrative expenses and other income (expense)

(€ in millions)	2007	2006	2005
Selling and marketing expenses	(300)	(280)	(260)
General and administrative expenses	(398)	(384)	(368)
Selling and administrative expenses	(698)	(664)	(628)
Other income (expense) (1)	30	100	(87)

 (1)

The line “Other income (expense)” includes the following elements:

(a) for 2007:

▪

Restructuring expenses amounting to € 82 million (mainly relating to the Services segment).

▪

US medical benefit curtailment gain amounting to € 63 million, mostly related to retirees of the Displays & CE Partnership activities (see Note 27).

▪

Gain on disposal of land and buildings amounting to € 47 million (in the Services segment).

(b) for 2006:

▪

Restructuring expenses of € 66 million (see Note 28), notably restructuring in the Services segment and € 25 million of costs related to the French TV manufacturing activity for TCL Multimedia, including a loss in respect of the renegotiation of the subcontract manufacturing agreement.

▪

US medical benefit curtailment gain for € 167 million mostly credited to the Displays & CE Partnerships activities (see Note 27.2)

▪

Gain on disposal of land and buildings of € 23 million, notably relating to Systems and Services.

 (c) for 2005:

▪

Restructuring expenses of € 40 million (see Note 28)

▪

Long-lived asset write-offs of € 16 million. In 2005, Thomson has assessed that the carrying values of certain non-current assets related to its Angers plant were above their recoverable value and therefore recognized a € 10 million charge.

- Thomson Group -

8

Research and development expenses

(€ in millions)	2007	2006	2005
Research and development expenses, gross	(334)	(346)	(276)
Capitalized development projects	71	88	65
Amortization of research and development intangible assets	(43)	(36)	(22)
Subsidies	18	15	12
Research and development expenses, net	(288)	(279)	(221)

9

Net finance costs

(€ in millions)	2007	2006	2005
Interest income	19	19	31
Interest expense (1)	(120)	(108)	(108)
Interest expense, net (2)	(101)	(89)	(77)

Financial component of pension plan expense	(22)	(33)	(28)
Other financial charges	(5)	(5)	(7)
Exchange profit (loss) (3)	8	7	(22)
Change in fair value on financial instrument (loss)	(16)	(11)	(8)
Change in fair value of the SLP convertible debt (4)	34	4	94
Other (5)	(3)	(75)	8
Other financial (expense) income, net	(4)	(113)	37

Total Finance costs – net	(105)	(202)	(40)

(1)

From January 1, 2005 under IAS 32 the option components of our convertible bonds are split out and accounted for separately and the effective interest rate is used to calculate the interest expense. The IFRS impact for our convertible bonds compared to the accounting treatment under French GAAP (use of nominal rate) is an additional interest charge of € 8 million, € 9 million and € 36 million for 2007, 2006 and 2005 respectively.

(2)

Prepaid bank fees on debt issuances are included, according to IAS 32 and 39 applied as from January 1, 2005 in accordance with the effective interest rate on debt and classified in “Interest expense”. There is no significant fee income and expense other than amount included in determining the effective interest rate.

(3)

Including a € 3 million and € 2 million exchange gain related to the embedded derivative of the SLP US$ convertible debt in 2007 and in 2006 respectively compared to a € 11 million of exchange loss in 2005.

(4)

The SLP convertible bond contains an embedded derivative which is accounted for separately from the debt component of the bond. The change in fair value of the option is reflected in Finance costs – net for the amount mentioned under this caption. The option value was zero at December 31st, 2007; given the level of the Thomson share price and the potential short-term nature of the bond, changes in the variables affecting the option value would not be expected to have a significant impact.

(5)

In 2006, it includes € (70) million comprising the loss on disposal of a portion of the Group's shares in TCL Multimedia, the resulting mark-to-market of remaining shares classified as available-for-sale financial asset (see Note 16) and the charge accounted by the Group in counterpart of the release of the TCL Multimedia lock-up clause (see Note 14).

- Thomson Group -

10

Income tax

Income tax expense is summarized below:

(€ in millions)	2007	2006	2005
Current income tax
France	(26)	(19)	(8)
Foreign	(27)	(40)	(34)
Total current income tax	(53)	(59)	(42)
Deferred income tax
France	139	54	51
Foreign	(113)	5	(77)
Total deferred income tax	26	59	(26)
Total income tax expense on continuing operations	(27)	-	(68)

In 2007, the Group’s total income tax expense on continuing operations, including both current and deferred taxes, amounted to € 27 million compared to zero in 2006.

The current tax charge in 2007 is notably the result of current taxes due in Australia, Canada and the U.K., as well as withholding taxes on income earned by our Licensing division, which were only partially credited against taxes payable in France, and therefore were mainly booked as an income tax charge. The current income tax charge amounted to € 26 million in France (reflecting mainly withholding taxes) and € 27 million abroad.

In 2007, Thomson recorded a net deferred tax income of € 26 million primarily due to (1) the recognition of previously unrecognized deferred tax assets amounting to € 139 million and corresponding to the tax losses in France, as a result of improved visibility over future Licensing income stream in France, now that the loss-making activities have been disposed or abandoned and (2) an impairment charge of € 100 million resulting from the downward revision of expected taxable income in the short term in the US. In addition, the booking of a deferred tax charge in Mexico is leading to a 101% Mexican effective tax rate essentially because of the new very unfavourable Mexican tax law.

The current tax charge in 2006 was notably the result of current taxes due in the Netherlands, the U.K., the United States (Screenvision joint-venture), Australia, Mexico and Canada, as well as withholding taxes on income earned by our Licensing division, which were only partially credited against taxes payable in France, and therefore were mainly booked as an income tax charge.

In 2006, Thomson recorded a net deferred tax income of € 59 million primarily due to recognition of additional tax assets in France notably because of the end of the Japanese withholding tax on patents income in future years.

Pursuant to the provisions of the French Tax Code (article 209 quinquies) and in accordance with the tax agreement from the French Tax Authorities dated November 6, 2002, Thomson filed a worldwide tax return from 2001 to the end of 2005, when the tax agreement ceased and was not renewed. All those 5 years have been audited by the French Tax Authorities and are now closed.

In 2005, the current income tax charge amounted to € 8 million in France (reflecting withholding taxes) and € 34 million abroad. In 2005, Thomson recorded a net deferred tax charge of € 26 million, mainly due to a partial recognition of deferred tax assets in respect of Thomson’s French losses due to the disposal of Displays taking into consideration the anticipated profits of the Telecom and Licensing businesses for € 51 million, and the derecognition of €77 million of deferred tax assets in the United States reflecting lower than previously anticipated profitability in that country.

- Thomson Group -

(a) Analysis of the difference between the theoretical and effective income tax rates

The following table shows reconciliation from the theoretical income tax expense – using the French corporate tax rate of 34.43% as at December 31, 2007 and 33.33 % as at December 31, 2006 and 2005 – to the reported tax expense. The reconciling items are described below:

(€ in millions)	2007	2006	2005
Consolidated net income/(loss)	(23)	55	(573)
Discontinued Operations	(241)	(184)	(786)
Income tax	(27)	-	(68)
Share of profit (loss) from associates	1	(86)	(82)
Pre-tax accounting income on continuing operations	244	325	363

Theoretical income tax using the statutory rate	(84)	(108)	(121)
Change in unrecognized deferred tax assets (1)	23	93	(1)
Tax credits	1	-	26
Effect of difference in tax rates (2)	18	23	47
Permanent differences	27	(2)	8
Withholding taxes not recovered (3)	(15)	(15)	(30)
Other, net	3	9	3
Effective income tax on continuing operations	(27)	-	(68)
Pre-tax accounting income on continuing operations	244	325	363
Effective tax rate	11%	-	19%

(1)

In 2007, net change in unrecognized tax assets relates mainly to the recognition of the net deferred tax income of € 139 million in France offset by an impairment charge of € (100) million in the US. In 2006, net change in unrecognized deferred tax assets relates primarily to the recognition of net deferred tax income of € 54 million in France notably due to the end of the Japanese withholding tax in future years. In 2005, change in unrecognized deferred tax assets relates primarily to a € (77) million write-off on the US perimeter offset by € 51 million recognition of deferred tax assets in France.

(2)

In 2007, this amount comprises € 14 million related to the licensing revenue taxed at reduced rate. In 2006 and 2005, this amount comprises respectively € 11 million and € 41 million related to licensing revenue taxed at a reduced rate in France (15% instead of 33.33%).

(3)

Withholding tax not recovered related to withholding tax paid on licensing revenues but not refunded through current income tax in France and in the USA.

(b) Analysis of variations of deferred tax assets and liabilities:

(€ in millions)	Deferred tax assets	Deferred tax liabilities	Total, net deferred tax assets
At January 1, 2005	301	(37)	264
Changes impacting 2005 result	35	(61)	(26)
Other movement (*)	43	(64)	(21)
Year ended December 31, 2005	379	(162)	217
Changes impacting 2006 result	30	29	59
Other movement (*)	(12)	(10)	(22)
Year ended December 31, 2006	397	(143)	254
Changes impacting 2007 result	79	(53)	26
Other movement (*)	27	(8)	19
Year ended December 31, 2007	503	(204)	299

 (*)

In 2007, this caption corresponds mainly to change in scope (€ 10 million) and currency translation adjustments (€ (6) million).

In 2006, this caption corresponds mainly to change in scope (€ (1) million) and currency translation adjustments (€ (13) million).
In 2005, this caption corresponds mainly to change in scope (€ (48) million) and currency translation adjustments (€ +24 million).

- Thomson Group -

(c) Analysis of tax position by major temporary differences and unused tax losses and credits:

(€ in millions)	2007	2006	2005
Tax effect of tax loss carry-forwards	1,586	1,316	1,038

Tax effect of temporary differences related to:
Property, plant and equipment	9	(1)	28
Intangible assets	(129)	(103)	(80)
Investments and other non current assets	(12)	4	(6)
Inventories	13	9	4
Receivables and other current assets	-	(21)	(17)
Borrowings	19	20	22
Retirement benefit obligations	53	94	215
Restructuring provisions	16	14	13
Other provisions	26	57	71
Other liabilities	51	90	84
Total deferred tax on temporary differences	46	163	334

Deferred tax assets / (liabilities) before netting	1,632	1,479	1,372
Valuation allowances on deferred tax assets	(1,333)	(1,225)	(1,155)
Net deferred tax assets / (liabilities)	299	254	217

(d) Expiration of the tax loss carry forward

(€ in millions)
2008	44
2009	57
2010	227
2011	20
2012	9
2013 and thereafter	4,173
Total	4,530

11

Discontinued operations

For changes in the scope of discontinued operations between 2006 and 2007, see Note 4 above.

(a) Discontinued operations linked to the exit of the Audio-Video and Accessories business

On December 12, 2005 Thomson announced its decision to sell its Audio/Video, Accessories and consumer marketing and sales activities (referred to as “AVA business” hereafter). As of December 31, 2007, the status of these operations is the following:

-

On December 21, 2006, Thomson signed an agreement for the disposal of its accessories business in the U.S. with Audiovox Corporation. The closing of the transaction was finalized on January 29, 2007 (see Note 5 for details on the impact of this disposal).

-

On October 16, 2007, Thomson signed an agreement to sell its consumer electronics Audio-Video (AV) activities outside Europe to Audiovox Corporation. Completion of the sale took place on December 31, 2007.

-

On December 21, 2007, Thomson sold all the assets of Gyration Inc to Movea SA, a company specialized in motion sensing technologies.  As part of the transaction Thomson acquired a minority stake of 10.5 % in Movea.

-

Following discussions with various parties on the alternatives for the future of its AVA Europe business, Thomson sold the Skymaster activities in Germany on December 31, 2007 and stopped the remaining part of AVA Europe business.

-

Collateral to the end of the Audio-Video and Accessories business in Europe, the AfterSales Europe business is expected to be sold in early 2008.

- Thomson Group -

(b) Discontinued operations linked to the exit of Tubes and Displays businesses

On February 28, 2005, Thomson transferred its tube production site at Anagni, Italy, to the Indian Group, Videocon for a consideration of € 10 and committed to recapitalize the sold company with € 103 million in cash as of the transaction date and up to a further € 85 million one year after.

On June 30, 2005, Thomson entered into an agreement under which the Spanish glass group Rioglass would take over its glass cathode ray tubes glass activity, Videoglass, situated at Bagneaux-sur-Loing in France to set up a glass-conversion activity for the automotive industry on the site. Rioglass is specialized in glass parts for the car and transport industries.

On December 23, 2005 Thomson sold the glass plant for € 1 and committed to certain payments to Rioglass linked to the reconversion of the Bagneaux site. Consequently, the total consolidated loss from the disposal of Videoglass in 2005 amounted to € 89 million.

On June 28, 2005, Thomson signed an agreement for the sale of its Tubes activities in China (Foshan and Dongguan sites), Mexico (Mexicali) and Poland (Piaseczno) as well as some related research and development and sales, marketing and administrative functions, to the Indian group Videocon.

The definitive agreement was signed on September 30, 2005. Thomson received a cash payment of € 240 million for its Tubes activities and technology and reinvested a similar amount in shares of Videocon entities (see Note 16).

In December 2005, Thomson shut down its component plant TTCF situated in Gray.

In the first quarter of 2006, Thomson agreed to transfer to a German Company its remaining optical technology assets and people. As a result, Thomson recorded under discontinued operations the results related to its optical business net of the estimated cost of exit and as held for sale all the assets and liabilities related to these operations in the Group balance sheet as of December 31, 2005. The loss from operations of discontinued optical business amounted to € 34 million in 2005.

In the second half of 2006, a small facility in Brazil and some financial assets from the Tubes business have been sold.

In the second half of 2007, the remaining Tubes and Display activities of two plants in France and Mexico have ceased.

- Thomson Group -

The results of these discontinued operations are as follows:

(€ in millions)	Year ended December 31, 2007			Year ended December 31, 2006			Year ended December 31, 2005
	Results related to the displays business	Results related to the AVA business	Total	Results related to the displays and optical businesses	Results related to the AVA business	Total	Results related to the displays and optical businesses	Results related to the AVA business	Total
Revenues	5	473	478	57	870	927	607	927	1,534
Cost of sales	(14)	(437)	(451)	(58)	(757)	(815)	(718)	(754)	(1,472)
Gross Margin	(9)	36	27	(1)	113	112	(111)	173	62
Expenses other than impairment of assets	(5)	(246)	(251)	(55)	(230)	(285)	(584)	(203)	(787)
Loss on impairment of assets (1)	-	(15)	(15)	-	(4)	(4)	(10)	-	(10)
Loss from operations before tax and finance cost	(14)	(225)	(239)	(56)	(121)	(177)	(705)	(30)	(735)
Net interest expense (2)	1	1	2	(1)	1	-	(11)	(3)	(14)
Other financial expense	(1)	(1)	(2)	(1)	(4)	(5)	(25)	(7)	(32)
Income tax	-	(2)	(2)	-	(2)	(2)	(2)	(3)	(5)
Minority interests	-	-	-	-	-	-	-	-	-

Profit (loss) for the year from discontinued operations	(14)	(227)	(241)	(58)	(126)	(184)	(743)	(43)	(786)

(1)

Corresponds to an impairment to record tangible and intangible assets at their fair value less costs to sell.

(2)

Consisting of interest income of € 2 million, interest expense of € 1 million less interest income of € 1 million, and interest expense of €15 million less interest income of € 1 million for the periods ending December 31, 2007, 2006 and 2005 respectively.

- Thomson Group -

The assets and liabilities attributable to the operations discontinued and not yet sold as of December 31, 2006 and as of December 31, 2005 have been classified as held for sale in the Group balance sheet and presented separately from other assets.

As of December 31, 2007 the assets and liabilities related to the AVA business have been either sold in 2007 or abandoned for the main part. Consequently, the only assets and liabilities held for sale represent minor activities that are expected to be sold in the first months of 2008.

The major classes of assets and liabilities comprising the activity classified as held for sale are as follows:

(€ in millions)	Year ended December 31, 2007	Year ended December 31, 2006	Year ended December 31, 2005
		Assets and liabilities related to the AVA business	Assets and liabilities related to the displays and optical businesses (1)	Assets and liabilities related to the AVA business	Total
Goodwill and intangible assets	-	39	-	44	44
Property, Plant and Equipment	-	17	-	12	12
Other assets	-	5	-	10	10
Inventories	1	103	-	119	119
Accounts receivable and other receivables	-	100 (2)	12	172	184
Total - Assets classified as held for sale	1	264	12	357	369

Provisions and Restructuring	-	30	35	28	63
Borrowings	-	6	-	3	3
Accounts payable and other liabilities	1	196	22	382	404
Total - Liabilities directly associated with assets classified as held for sale	1	232	57	413	470

(1)

The optical business has been sold in the first quarter of 2006.

(2)

In line with the exit strategy for the AVA business Thomson sold € 35 million trade receivables without recourse in 2006.

- Thomson Group -

12

Property, plant and equipment

(€ in millions)	Land	Buildings	Machinery & Equipment	Other Tangible Assets (1)	Total

At January 1, 2005
Cost	62	383	2,039	330	2,814
Accumulated depreciation	(4)	(204)	(1,409)	(146)	(1,763)
Net amount	58	179	630	184	1,051

2005
Opening net amount	58	179	630	184	1,051
Exchange differences	6	16	74	22	118
Acquisition of subsidiaries (2)	-	1	3	7	11
Additions	-	3	88	149	240
Disposals	(4)	(8)	(2)	(1)	(15)
Disposal of subsidiaries	(11)	(31)	(153)	(69)	(264)
Depreciation charge	-	(11)	(166)	(31)	(208)
Impairment loss	15	(29)	(50)	4	(60)
Reclassification as held for sale	-	(1)	(8)	(3)	(12)
Other	(13)	23	136	(121)	25
Closing net amount	51	142	552	141	886

At December 31, 2005
Cost	53	223	1,149	288	1,713
Accumulated depreciation	(2)	(81)	(597)	(147)	(827)
Net amount	51	142	552	141	886

2006
Opening net amount	51	142	552	141	886
Exchange differences	(3)	(8)	(37)	(9)	(57)
Acquisition of subsidiaries (2)	8	23	30	-	61
Additions	-	2	92	81	175
Disposals	(18)	(24)	(3)	(6)	(51)
Disposal of subsidiaries	-	(1)	-	-	(1)
Depreciation charge	-	(11)	(152)	(20)	(183)
Impairment loss	-	-	(1)	-	(1)
Reclassification as held for sale	-	(2)	(3)	(1)	(6)
Other	-	9	49	(68)	(10)
Closing net amount	38	130	527	118	813

At December 31, 2006
Cost	43	218	1,240	230	1,731
Accumulated depreciation	(5)	(88)	(713)	(112)	(918)
Net amount	38	130	527	118	813

2007
Opening net amount	38	130	527	118	813
Exchange differences	(1)	(4)	(32)	(8)	(45)
Additions	-	3	128	58	189
Disposals (3)	(21)	(33)	(14)	(2)	(70)
Depreciation charge	-	(7)	(149)	(21)	(177)
Impairment loss	-	(6)	(8)	(3)	(17)
Other	(1)	4	46	(49)	-
Closing net amount	15	87	498	93	693

At December 31, 2007
Cost	20	162	1,215	199	1,596
Accumulated depreciation	(5)	(75)	(717)	(106)	(903)
Net amount	15	87	498	93	693

(1)

Includes tangible assets in progress.

(2)

This line item includes the impact of the acquisitions of the year as disclosed in Note 5 and the impact of purchase price allocations of previous year acquisitions (impact of definitive allocation of the purchase price).

(3)

During the period, transactions were entered into relating to different real estate within the Services segment for a total net book value of € 56 million.

- Thomson Group -

13

Goodwill and other intangible assets

(€ in millions)	Patents and trademarks	Customer relationships	Other intangibles (1)	Total intangible assets	Goodwill
At December 31, 2004
Cost	480	545	233	1,258	1,190
Accumulated amortization and impairment	(105)	(82)	(147)	(334)	(12)
Net amount	375	463	86	924	1,178

2005
Impact of first application of IAS 32/39 (2)	-	-	-	-	8
Opening net amount	375	463	86	924	1,186
Exchange differences	48	71	7	126	145
Acquisition of subsidiary (3)	27	76	50	153	431
Additions	23	-	81	104	-
Amortization charge	(25)	(52)	(48)	(125)	-
Reclassification as held for sale	(25)	(2)	(8)	(35)	(9)
Other	(5)	2	6	3	3
Closing net amount	418	558	174	1,150	1,756

At December 31, 2005
Cost	557	706	342	1,605	1,761
Accumulated amortization and impairment	(139)	(148)	(168)	(455)	(5)
Net amount	418	558	174	1,150	1,756

2006
Opening net amount	418	558	174	1,150	1,756
Exchange differences	(33)	(47)	(7)	(87)	(111)
Acquisition of subsidiary (3)	-	-	39	39	72
Additions	13	-	112	125	-
Amortization charge	(19)	(54)	(75)	(148)	-
Reclassification as held for sale	1	-	(2)	(1)	-
Other	(4)	-	(3)	(7)	(3)
Closing net amount	376	457	238	1,071	1,714

At December 31, 2006
Cost	522	644	440	1,606	1,719
Accumulated amortization and impairment	(146)	(187)	(202)	(535)	(5)
Net amount	376	457	238	1,071	1,714

2007
Opening net amount	376	457	238	1,071	1,714
Exchange differences	(32)	(39)	(9)	(80)	(120)
Acquisition of subsidiary (3)	-	(2)	-	(2)	44
Additions	1	-	105	106	-
Amortization charge	(19)	(50)	(92)	(161)	-
Other	3	(5)	6	4	7
Closing net amount	329	361	248	938	1,645

At December 31, 2007
Cost	473	576	563	1,612	1,650
Accumulated amortization and impairment	(144)	(215)	(315)	(674)	(5)
Net amount	329	361	248	938	1,645

(1) Includes capitalized development projects, software acquired or developed and acquired technologies on a standalone basis or as part of a business combination.

(2) Commitment to purchase minority interests.

(3) This line item includes the impact of the acquisitions of the year as disclosed in Note 5 and the definitive impact of purchase price allocations of previous year acquisitions.

- Thomson Group -

Patents, trademarks and customer relationships

Patents, trademarks and customer relationships consist mainly of:

▪

Trademarks of Technicolor® (€ 153 million at December 31, 2007), Grass Valley® (€ 31 million at December 31, 2007), RCA® (€ 47 million at December 31, 2007) and THOMSON®.

▪

Customer relationships of Technicolor (€ 117 million with a remaining amortization period of 9 years), HNS (€ 91 million with a remaining amortization period of around 4 years), PDSC (€ 44 million), Premier Retail Network (€ 38 million), Screenvision Europe (€ 11 million), Southern Star Duplitek (€ 23 million) and Vidfilm (€ 22 million).

Impairment of goodwill and trademarks

Impairment tests of goodwill are carried out based on groups of Cash-Generating Units (referred to as “goodwill reporting units” thereafter). Thomson identified seven goodwill reporting units that are tested annually for impairment. All the goodwill reporting units except for the Technology unit, represent a level below the business segment of the Group, which is the lowest level at which the goodwill is monitored by the Executive Committee for management purposes:

▪

In the Services segment, 3 goodwill reporting units were identified: DVD Services, Film & Content Services and Network Services.

▪

In the Systems segment, 2 goodwill reporting units were identified: Access Products and Broadcast & Networks Systems.

▪

The Technology segment is considered as a single goodwill reporting unit.

Trademarks are considered to have indefinite useful lives. Consequently, they are tested annually for impairment. For the purpose of this test, trademarks are tested on a stand-alone basis by calculating their fair value. The values of Technicolor and Grass Valley trademarks have been assessed based on a royalty relief method. Under this approach, the estimated value of the trademark is the present value of the royalties saved by the Group. This method is commonly used to estimate the fair value of trade names. The value of the RCA trademark has been assessed based on the value in use method.

In order to perform the annual impairment test, the Group uses the following assumptions to determine the recoverable amount of the reporting units:

	Services			Systems
	DVD Services	Film & Content Services	Network Services	Access Products	Broadcast & Network Systems
Method used to determine the recoverable amount	Value in use & Royalty relief method for trademark	Value in use & Royalty relief method for trademark	Value in use	Value in use	Value in use & Royalty relief method for trademark
Description of key assumptions	Budget and cash flow projections, trademark royalty rate	Budget and cash flow projections, trademark royalty rate	Budget and cash flow projections	Budget & cash flow projections	Budget and cash flow projections, trademark royalty rate
Period for projected future cash flows	5 years	5 years	5 years	5 years	5 years
Growth rate used to extrapolate cash flow projections beyond projection period	0%	3%	3%	3%	3%
Post-tax discount rate applied - As of September 30, 2007 (1)	9.0%	9.0%	9.0%	9.5%	9.0%
- As of September 30, 2006	9.0%	9.0%	9.0%	9.5%	9.0%
- As of December 31, 2005	9.5%	9.5%	9.5%	9.5%	9.5%

(1) The corresponding pre-tax discount rates are within a range from 11.1 % to 12.9%.

- Thomson Group -

The following table provides the allocation of the significant amounts of goodwill and trademarks to each significant goodwill reporting unit:

	Services			Systems		Technology	Other	Total
(€ in millions)	DVD Services	Film & Content Services	Network Services	Access Products	Broadcast & Network Systems	Software & Technology Solutions
	As of December 31, 2007
Gross amount of goodwill	460	278	256	235	398	23	-	1,650
Impairment	-	-	(5)	-	-	-	-	(5)
Net amount of goodwill	460	278	251	235	398	23	-	1,645
Net amount of trademarks (1)	158		-	-	31	-	51	240

	As of December 31, 2006
Gross amount of goodwill	500	295	255	289	355	25	-	1,719
Impairment	-	-	(5)	-	-	-	-	(5)
Net amount of goodwill	500	295	250	289	355	25	-	1,714
Net amount of trademarks (1)	178		-	-	34	-	55	267

	As of December 31, 2005
Gross amount of goodwill	544	314	254	294	327	28	-	1,761
Impairment	-	-	(5)	-	-	-	-	(5)
Net amount of goodwill	544	314	249	294	327	28	-	1,756
Net amount of trademarks (1)	197		-	-	38	-	58	293

(1)

Includes:

▪

Technicolor® trademark (used both in the DVD Services and in the Film & Content Services reporting units) and Moving Picture Company® (MPC) included in the Film & Content Services reporting unit;

▪

Grass Valley® trademark for Broadcast & Networks reporting unit.

▪

THOMSON® trademark and the license to use the RCA® trademark in Other.

In 2007, 2006 and 2005, no goodwill impairment has been recognized.

- Thomson Group -

14

Investments in associates

(€ in millions)	Period ended December 31,
	2007	2006	2005
Beginning of the year	12	204	260
Share of (loss)/profit before impairment on associates	1	(56)	(19)
Impairment charge on associates (3)	-	(30)	(63)
Exchange differences	-	2	30
Disposal (1)	-	(37)	-
Other equity movements (2)	(3)	(71)	(4)
End of the year	10	12	204

(1)

On November 3, 2006 Thomson reduced its holding in TCL Multimedia to 753,888,095 shares, representing 19.32 % of TCL Multimedia’s share capital, with the sale of 390,294,000 shares in a private placement. Following this sale, Thomson's interest in TCL Multimedia is therefore no longer accounted for under the equity method as Thomson has no significant influence anymore. Since then, the remaining interest is classified as available-for-sale financial asset.

(2)

Following the transaction above, the investment in TCL has been reclassified to available-for-sale financial asset.

(3)

For the years ended December 31, 2006 and 2005, Thomson’s management determined that triggering events occurred because the market value of its investment in TTE then TCL Corporation was below its carrying amount. Thomson’s management had therefore assessed the recoverable amount of this investment. In order to determine the value in use of its investment in TCL Multimedia, Thomson calculated, based on information provided by the management of TCL Multimedia, the present value of future cash flows expected to be derived from the business of TCL Multimedia through its current business. As a result of these impairment tests, Thomson recognized € 30 million and € 63 million impairment losses for the years ended December 31, 2006 and 2005, respectively, on the carrying amount of its investment in TCL Multimedia. These losses have been included in the caption "Share of profit (loss) from associates".

Details of investments in associates are summarized below:

	% Interest	Group’s share of associates’ net assets			Group’s share of associates’ profit (loss)
	December 31, 2007	December 31, 2007	December 31, 2006	December 31, 2005	2007	2006	2005
		(€ in millions)
TCL-Thomson Electronics / TCL Multimedia (*)	NA	NA	NA	193	NA	(86)	(82)
CTE El Athir (Tunisia)	30%	3	4	4	-	-	-
EasyPlug, S.A.S. (France)	50%	3	3	3	-	-	-
Techfund Capital Europe (France)	20%	3	4	2	1	-	-
Others (less than € 2 million individually)		1	1	2	-	-	-
Total		10	12	204	1	(86)	(82)

 (*)

On July 31, 2004, Thomson and TCL combined their respective TV assets in a new company, TCL-Thomson Electronics (TTE), of which Thomson held 33% and TCL 67%. Thomson contributed its industrial TV assets. Thomson accounted for its investment in TTE under the equity method from July 31, 2004. Pursuant to the transaction, Thomson exchanged on August 10, 2005 its 33% investment in TTE for 29.32% (1,144,182,095 shares) of TCL Multimedia (formerly TCL International) listed in Hong Kong. Following the loss of our significant influence over TCL Multimedia in 2006, Thomson ceased to account for its investment in TCL Multimedia using the equity method on November 3, 2006. This investment is accounted since this date as an available-for-sale financial asset.

- Thomson Group -

15

Interest in joint ventures

Screenvision Europe and Screenvision US represent the main interests of the Group in jointly controlled entities. The joint ventures’ contribution to the Group’s balance sheet and statement of operations items is summarized below:

(€ in millions)	Period ended December 31,
	2007	2006	2005
Balance Sheet
Total current assets	57	72	71
Total non-current assets	81	92	102
Total current liabilities	66	84	89
Total non-current liabilities	11	11	12

Statement of operations
Revenues	104	111	97
Expenses	(100)	(106)	(93)
Contribution to the Group’s income for the period	4	5	4

16

Investments and available-for-sale financial assets

(€ in millions)	Listed securities	Unlisted securities (1)	Total
January 1, 2005	62	77	139

Acquisitions (2)	241	25	266
Disposals (3)	(59)	-	(59)
Fair value adjustment (4)	(9)	-	(9)
Impairment recorded through income	(3)	(8)	(11)
Exchange differences	3	12	15
December 31, 2005	235	106	341

Acquisitions	2	7	9
Disposals (3)	(34)	(80)	(114)
Fair value adjustment (4)	(2)	-	(2)
Impairment recorded through income (6)	(31)	-	(31)
Exchange differences	(1)	(7)	(8)
Other (5)	78	(7)	71
December 31, 2006	247	19	266

Acquisitions	2	2	4
Disposals (3)	(35)	-	(35)
Fair value adjustment (4)	166	-	166
Exchange differences	(2)	(1)	(3)
Other	(1)	-	(1)
December 31, 2007 (7)	377	20	397

(1)

This caption includes minority positions in unquoted companies strategic to the Group, including a preference share investment totalling € 84 million at December 31, 2005. These shares were sold in 2006.

(2) In 2005, Thomson sold its Tubes activities in China, Mexico and Poland as well as certain related research and development and sales, marketing and administrative functions, to the Indian group, Videocon. Thomson received a cash payment of € 240 million for its Tubes activities and technology. Thomson has also invested € 240 million in Videocon Industries, a company mainly active in oil and gas, consumer electronics products and home appliances.

(3)

In 2007, total cash received from disposals amounts to € 36 million and relates to the sale of TCL Multimedia shares. In 2006, this amount includes the disposal of part of the Group's investments in Videocon. In 2005, this amount includes € (15) million of 2004 fair value adjustments recognized on investments that have been sold.

(4)

This caption includes fair value adjustments recorded directly in equity for € 166 million in 2007, € (2) million in 2006 and € (9) million in 2005.

(5)

In 2006 this mainly relates to 19.32% TCL Multimedia shares held now by Thomson classified as available-for-sale. The shares were previously accounted for under the equity method before the sale in November 2006 of a portion of the Group's shares in TCL Multimedia (see Note 14).

(6)

As of December 31, 2006 Thomson assessed that the loss in value of its investment in TCL Multimedia was other than temporary and recognized an impairment charge amounting to € 31 million, being the difference between the carrying value and the market value of this investment at closing date.

(7)

As of December 2007, investments consist of Videocon securities for € 371 million and TCL Multimedia shares for € 6 million.

- Thomson Group -

17

Contract advances

(€ in millions)	2007	2006	2005
Technicolor
Net amount of customer advances at year-end	115	124	163
Of which amortization booked during the year	(39)	(74)	(131)

Screenvision (US and Europe)
Net amount of customer advances at year-end	7	5	10
Of which amortization booked during the year	(19)	(20)	(16)

Net contract advances at year-end	122	129	173

18

Inventories

(€ in millions)	2007	2006	2005
Raw materials	109	127	129
Work in progress	33	48	45
Finished goods and purchased goods for resale	235	235	209
Gross value	377	410	383
Less: valuation allowance	(45)	(44)	(50)
Total	332	366	333

As of December 31, 2007, 2006 and 2005 the accumulated depreciation includes respectively nil, € 3 million and nil of write-down recognized within the framework of restructuring plans.

19

Trade accounts and notes receivable

(€ in millions)	2007	2006	2005
Trade accounts and notes receivable	971	1,054	1,351
Less valuation allowance	(53)	(36)	(36)
Total (1)	918	1,018	1,315

 (1)

Including € 131 million which are past due as of December 31, 2007 (€ 135 million as of December 31, 2006) for which no valuation allowance was recorded as the amount are still considered recoverable.

The credit risk exposure on the Group trade receivable corresponds to the net book value of these assets (€918 million at December 31, 2007).

- Thomson Group -

20

Other current and non-current assets

(€ in millions)	2007	2006	2005
Financial non-current assets	20	21	25
Income tax receivables	90	74	79
Prepayments on employees benefits (1)	-	1	65
Other non-current assets	10	14	13
Total Other non-current assets	120	110	182

Value added tax receivable (2)	94	70	133
Other taxes receivable	13	10	8
Subsidies	12	12	11
Prepaid expenses	54	67	56
Other current assets (3)	301	376	436
Total Other current assets	474	535	644

(1)

The decrease is related to the US medical benefit curtailment gain (see Note 27)

(2)

The value added tax receivable corresponds to the consolidated value added tax position generated in the normal course of the Thomson group's business.

(3)

As of December 31, 2007, 2006 and 2005, other current assets include :

(i)

€122 million, € 121 million and € 113 million of accrued royalty income, respectively;

(ii)

nil, € 2 million and € 7 million of prepaid employee benefits obligation, respectively;

21

Cash and cash equivalents

(€ in millions)	2007	2006	2005
Cash	283	346	376
Cash equivalents	289	965	620
Total	572	1,311	996
Of which restricted cash deposits (1)	53	56	66

 (1)

Mainly deposits of € 53 million, € 55 million and € 50 million at December 31, 2007, 2006 and 2005 respectively by TCE Television Taiwan which guarantee loans to Thomson for the same amounts and at December 31, 2005 € 16 million deposit by Thomson Media Services France guaranteeing an external purchase commitment of certain minority shareholders for the same amount.

The average interest rate on short-term bank deposits was 2.95% in 2007 (2006: 2.73%; 2005: 2.31%); these deposits generally have a maturity of less than 1 month.

- Thomson Group -

22

Shareholders’ equity

(a) Unaudited consolidated statements of changes in equity

	Attributable to equity holders of the Group								Minority interests	Total equity
(€ in millions)	Share capital	Treasury shares	Additional paid in capital	Bonds issued	Other reserves	Retained earnings	Cumulative translation adjustments	Total Group equity
Balance at January 1, 2005	1,025	(55)	1,751	-	89	(323)	(98)	2,389	9	2,398
Variations 2005
Total income and expense recognized in equity (*)	-	-	-	-	(93)	-	187	94	3	97
Net income (loss) 2005	-	-	-	-	-	(574)	-	(574)	1	(573)
Total recognized income and expense for 2005	-	-	-	-	(93)	(574)	187	(480)	4	(476)
Dividends	-	-	-	-	-	(77)	-	(77)	(2)	(79)
Issuance of deeply subordinated bonds net of transaction costs (See Note 23 (c))	-	-	-	500	-	(8)	-	492	-	492
Treasury shares:
- purchased (15,626,318 shares)	-	(292)	-	-	-	-	-	(292)	-	(292)
- sold (2,352,544 shares)	-	49	-	-	-	-	-	49	-	49
Fair value treasury shares to deliver (1)	-	59	-	-	-	-	-	59	-	59
Carry back on treasury shares	-	-	-	-	10	-	-	10	-	10
Change in perimeter	-	-	-	-	-	-	-	-	9	9
Put on shares to minority interests	-	-	-	-	-	-	-	-	(13)	(13)
Other	-	-	9	-	-	-	-	9	-	9
Cancellation of written put (2)	-	-	-	-	37	-	-	37	-	37
Unrecognized gain on put sold (2)	-	-	-	-	-	2	-	2	-	2
Share based payment to employees (See Note 29)	-	-	11	-	-	-	-	11	-	11
Balance at December 31, 2005	1,025	(239)	1,771	500	43	(980)	89	2,209	7	2,216
Variation for the year ended December 31, 2006
Total income and expense recognized in equity (*)	-	-	-	-	61	-	(143)	(82)	(1)	(83)
Net income (loss) for 2006	-	-	-	-	-	55	-	55	-	55
Total recognized income and expense for 2006	-	-	-	-	61	55	(143)	(27)	(1)	(28)
Distribution of additional paid in capital	-	-	(78)	-	-	-	-	(78)	(2)	(80)
Conversion of BASA (563,264 shares)	2	-	7	-	-	-	-	9	-	9
Dividend paid on subordinated perpetual notes	-	-	-	-	-	(28)	-	(28)	-	(28)
Convertible bonds	-	-	-	-	(67)	67	-	-	-	-
Treasury shares sold	-	14	-	-	-	-	-	14	-	14
Put on shares to minority interests and change in perimeter	-	-	-	-	-	-	-	-	3	3
Share based payment reclassification	-	-	(14)	-	14	-	-	-	-	-
Share based payment to employees (see Note 29)	-	-	-	-	13	-	-	13	-	13
Balance at December 31, 2006	1,027	(225)	1,686	500	64	(886)	(54)	2,112	7	2,119
Variation for the year ended December 31, 2007
Total income and expense recognized in equity (*)	-	-	-	-	209	-	(148)	61	3	64
Net income (loss) for 2007	-	-	-	-	-	(23)	-	(23)	-	(23)
Total recognized income and expense for 2007	-	-	-	-	209	(23)	(148)	38	3	41
Distribution of additional paid in capital (see below)	-	-	(88)	-	-	-	-	(88)	-	(88)
Dividend paid on subordinated perpetual notes	-	-	-	-	-	(29)	-	(29)	-	(29)
Tax impact on dividend paid on subordinated notes	-	-	-	-	-	7	-	7	-	7
Treasury shares
- cancelled (3,981,268 shares)	(15)	74	(59)	-	-	-	-	-	-	-
- purchased and sold (net amount)	-	(7)	-	-	-	-	-	(7)	-	(7)
- deferred taxes on treasury shares sold	-	4	-	-	-	-	-	4	-	4
Other movements	-	-	-	-	-	(1)	-	(1)	-	(1)
Share based payment to employees (see Note 29)	-	-	-	-	9	-	-	9	-	9
Balance at December 31, 2007	1,012	(154)	1,539	500	282	(932)	(202)	2,045	10	2,055

(*) Refer to details in the “Statement of recognized income and expense” on page 6.

(1)

This comprised 3,623,828 shares that were to be delivered following Inventel and Cirpack acquisitions (see below).

(2)

As the put has not been exercised, the debt and the gain on the premium have been cancelled through equity.

- Thomson Group –

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

(b) Common stock and additional paid-in capital

- The Board meeting of October 17, 2007 decided to decrease the share capital by 5,554,755 euros to 1,012,087,605 euros by cancellation of 1,481,268 treasury shares owned by the Group.

- The Board meeting of May 15, 2007 decided to decrease the share capital by 9,375,000 euros to 1,017,642,360 euros by cancellation of 2,500,000 treasury shares owned by the Group.

- The Board meeting of July 25, 2006 decided subsequently the conversion of BASA to increase the capital stock by 2,112,240 euros to 1,027,017,360 euros and additional paid in capital increased by 6,899,984 euros.

	December 31, 2007	December 31, 2006	December 31, 2005
Outstanding number of shares	269,890,028	273,871,296	273,308,032
Nominal value in €	3.75	3.75	3.75
Thomson share capital in €	1,012,087,605	1,027,017,360	1,024,905,120

(c) Treasury shares

	December 31, 2007	December 31, 2006	December 31, 2005
Number of Treasury shares at opening	12,644,453	16,356,540	3,082,766
Movements of the period
Net purchased and sold in the period (1)	625,285	-	15,626,318
delivered (2)	(2,343,288)	(3,712,087)	(2,352,544)
cancelled	(3,981,268)	-	-
Number of Treasury shares held at closing	6,945,182	12,644,453	16,356,540
Shares sold but not yet delivered (Inventel and Cirpack) (3)	(385,467)	(2,568,400)	(3,623,828)
Number of Treasury shares held adjusted with shares to be delivered	6,559,715	10,076,053	12,732,712
Treasury stock at cost (€)	158,485,954	225,305,043	238,982,228

(1)

The purchases and sales of Thomson shares represent:

-

In 2007, the movements are made in the framework of a liquidity contract put in place in April 2007.

-

In 2005, pursuant to the authorization of May 7, 2004 and May 10, 2005, the Group repurchased 15,626,318 treasury shares during 2005 for a cost of € 292 million.

(2)

The delivery of Thomson shares mainly represents:

-

In 2007, 2,343,288 shares were delivered out of which 1,487,524 shares as part of the consideration paid for Cirpack and 826,779 for Inventel.

-

In 2006, 3,712,087 shares were delivered out of which 821,917 shares as part of the consideration paid for Canopus, 1,349,606 for Cirpack and 1,315,221 for Inventel.

-

In 2005, a total of 2,351,648 shares was delivered on March 29, 2005 as part of the consideration paid for the acquisition of Inventel and 896 shares were delivered in December 2005 due to conversions of convertible bonds.

(3)

Adjusted to potential additional shares.

(d) Subordinated perpetual notes

On September 26, 2005, Thomson issued deeply subordinated notes in a nominal amount of € 500 million. Because of their perpetual and subordinated nature and the optional nature of the coupon, the notes are recorded under IFRS in shareholder’s equity for the net value received of € 492 million (issue price less offering discount and fees). The notes can be called at Thomson's option at par on September 25, 2015 and at each interest payment date thereafter. The notes have an annual fixed coupon of 5.75% and a yield to the call date of 5.85%. If not called the interest rate starting September 25, 2015 is the 3 month EURIBOR deposit rate plus 3.625%. On any interest payment date, payment of interest is optional only if Thomson did not declare and pay a dividend at the most recent general meeting of its shareholders or before the due date of interest and it has not bought back shares in the previous six months.

- Thomson Group –

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

The notes have a specific provision if there is a change of control and Thomson's senior rating is reduced by one full notch by either Moody’s or S&P such that the reduction results in a rating below investment grade. No derivative was identified because the provisions mentioned above fall outside the scope of the definition of a derivative under IAS 39 (the “change of control” event represents a non financial event excluded from the definition of a derivative under IAS 39). Thomson can redeem the bond at no penalty; however should Thomson decide not to redeem, an additional margin of 5% is added to the interest rate of the coupon.

The coupon adjustment clause after 10 years does not in itself imply any particular intention on the part of Thomson at that time. Because the notes are perpetual and Thomson has no obligation to pay neither the notes nor a dividend the notes are classified into the shareholders’ equity.

(e) Dividends and distributions

In 2006 and 2005, Thomson paid to its shareholders a total dividend of € 78 million and € 77 million respectively, representing € 0.30 and € 0.285 per share respectively. In 2007, Thomson distributed to its shareholders € 88 million representing € 0.33 per share. The 2007 payment of the distribution of a portion of additional paid in capital eliminated the option to defer the September dividend on the subordinated perpetual notes referred to above. A total amount of € 29 million (of which € 8 million related to 2006) have thus been paid on September 25, 2007 the annual dividend date. The entire amount was deducted from equity as of December 2007.

At Thomson’s Board of Directors held on February 13, 2008 a motion was adopted to propose at the Annual Shareholders' meeting to be held in May 2008 a distribution of € 0.33 per share. The payment of the proposed distribution would eliminate the option to defer the next dividend on the subordinated perpetual notes referred to above. Of the dividend thereby payable, € 8 million would be accounted in 2008 as an additional distribution in respect of the 2007 financial period.

(f) Minority interests

In 2007 and 2006, there is no significant change in minority interests.

In 2005, the decrease of the minority interests is due mainly to the reclassification of minority interests into financial debt when Thomson grants a put on shares to minority interests.

(g) Net Equity Hedging Reserve

Gains and losses on hedging instruments accounted for as cash-flow hedges are recognized directly in equity. At December 31, 2005, € 3 million in gains was recognized in equity. During 2006, of the result on hedging instruments recognized in equity at December 31, 2005, € 5 million in gains was recognized in profit from continuing operations as the underlying hedged amounts were realized. At December 31, 2006 € 2 million in losses on hedging instruments was recognized in equity. During 2007, of the result on hedging instruments recognized in equity at December 31, 2006 € 4 million in losses was recognized in profit from continuing operations as the underlying hedged amounts were realized. At December 31, 2007 € 4 million in gains on hedging instruments was recognized in equity.

23

Financial risk management

Thomson faces a wide variety of financial risks including market risk (due to fluctuations in exchange rates, interest rates, and prices of financial instruments and commodities), liquidity risk and credit risk.

Thomson’s financial market risks and liquidity risk are managed centrally by its corporate treasury department in France.

Management of financial risks by the corporate treasury is done in accordance with corporate policies and procedures which cover, among other aspects, responsibilities, authorizations, limits, permitted instruments and reporting. All financial market risks are monitored continually and reported regularly to the Chief Financial Officer, to the Executive Committee and to the Audit Committee via various reports showing the company’s exposures to these risks with details of the transactions undertaken to reduce these risks.

To reduce interest rate, currency exchange rate and commodity risk, the Group enters into hedging transactions using derivative instruments. To reduce liquidity risk, the Group uses various long-term and committed debt and equity financings. The Group’s commodity exposure is limited, consisting mainly of risk due to the variation in prices of certain metals, notably silver. This risk is covered with futures contracts.

- Thomson Group –

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

With regard to derivative instruments, Thomson’s policy is not to use derivatives for any purpose other than for hedging its commercial and financial exposures. This policy does not permit the Group or its subsidiaries to take speculative market positions.

The Group may also use derivatives to reduce its exposure to stock price fluctuations of certain of its investments in listed companies.

Credit risk on commercial clients is managed by each segment based on policies that take into account the credit quality and history of customers. From time to time, the Group may decide to insure or factor without recourse trade receivables in order to manage underlying credit risk.

The Group’s derivative and cash transaction counterparties are limited to highly rated financial institutions. Moreover the Group has policies limiting the maximum amount of exposure to any single counterparty.

There have been no material changes in 2007 compared to 2006 in the types of risks to which the Group is exposed and how they arise nor in the way the Group manages and measures these risks.

24

Derivative financial instruments

The fair value of all derivative financial instruments is shown in the table below. Interest rate swap contracts are calculated by discounting the future cash flows. However, for complex swaps, the marked-to-market value is determined by independent financial institutions. The fair value of forward exchange contracts and currency swaps is computed by discounting the difference between the forward contract rate and the market forward rate and multiplying it by the nominal amount. The fair value of options is calculated using standard option pricing methods and verified with independent financial institutions.

(€ in millions)	December 31, 2007		December 31, 2006		December 31, 2005
	Assets	Liabilities	Assets	Liabilities	Assets	Liabilities
Interest-rate swaps – not designated as hedges (1)	-	7	2	-	1	-
Interest-rate swaps – fair value hedges (1)	16	4	5	13	-	11
Equity options (Silver Lake bond conversion option)	-	-	-	38	-	46
Total non-current	16	11	7	51	1	57
Forward foreign exchange contracts- cash flow and fair value hedges	9	10	5	9	5	6
Forward foreign exchange contracts- not designated as hedges (2)	3	8	2	1	-	4
Currency options	5	4	1	-	2	-
Equity derivatives – cash flow hedges	-	13	-	-	-	-
Equity options	-	-	-	-	1	-
Other options (3)	-	-	-	-	1	-
Total current	17	35	8	10	9	10
Total	33	46	15	61	10	67

(1)

The notional principal amount of the outstanding interest rate swap contracts at December 31, 2007 was € 817 million all of which were long term (December 31, 2006: €822 million). At December 31, 2007, the fixed interest rates range from 4.13% to 6.47% (at December 31, 2006, from 4.13% to 6.47%) and the floating rates are based on $-LIBOR and £-LIBOR.

(2)

Hedges of debt and cash denominated in foreign currency; both the derivative and the debt/cash are marked to market and the foreign exchange gain or loss is recognized in income.

(3)

Option to purchase an equity stake in an unlisted company.

Credit risk on these financial derivative assets arises from the possibility that counterparties may not be able to meet their financial obligations to Thomson. The maximum risk is the marked to market carrying values shown in the table above, that is, € 33 million at December 31, 2007, € 15 million at December 31, 2006 and € 10 million at December 31, 2005.

- Thomson Group –

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

25

Borrowings

The tables below present information concerning Thomson’s debt at December 31, 2007 compared to previous years.

25.1

Analysis by nature

(€ in millions)	December 31, 2007	December 31, 2006	December 31, 2005
Debt due to financial institutions	1,359	2,116	1,046
Convertible/exchangeable bond (October 2000)	-	-	677
Convertible/exchangeable bond (March 2002)	13	12	12
Convertible/exchangeable bond (September 2004)	323	352	382
Bank overdrafts	69	111	123
Other financial debt (1)	50	61	81
Accrued interest	9	17	1
Total	1,823	2,669	2,322
Total non-current	1,078	1,393	858
Total current	745	1,276	1,464

(1)

Includes in 2005 and 2006 minority interests having a put on Thomson which is classified as debt for an amount of € 16 million as of December 31, 2006 and € 36 million as of December 31, 2005.

25.2

Convertible bonds

(€ in millions)	Curr.	Nominal amount issued	Original maturity	Yield to Maturity (%)	Effective rate (%)	Debt component outstanding at December 31, 2007 (1)	Debt component outstanding at December 31, 2006 (1)
Convertible/exchangeable bond (October 2000)	EUR	812	2006	2.75%	7.09%	-	-
Convertible/exchangeable bond (March 2002)	EUR	600	2008	1.00%	7.49%	13	12
Convertible/exchangeable bond (September 2004)	US$	500	2010 (2)	3.00%	5.70%	323	352

(1)

Excluding the option component.

(2)

The investor has a put from September 2008.

▪

In October 2000, Thomson issued convertible/exchangeable bonds in an amount of € 812 million. The bonds carried a 1% coupon and had a 2.75% yield to maturity. The initial exercise price was €72.67 which accreted to € 79.71 at maturity. Thomson repurchased bonds in the open market in 2002 and 2004 after which the nominal amount outstanding was € 611 million. The bonds were repaid in full on January 2, 2006 for an amount of € 677 million including the accrued interest premium of € 59 million and the final coupon of € 6 million.

▪

On March 12, 2002, Thomson issued convertible/exchangeable bonds in an amount of € 600 million. Bondholders had the option from March 12, 2002 to convert one bond against one Thomson share (existing or new shares) at an exercise price of € 40.50. The bonds were redeemable on January 1, 2005, at the option of the bondholders at par plus accrued interest. Of the original € 600 million, € 587 million were redeemed. Due to this early redemption the amount of the bonds outstanding as of December 31, 2007 was € 13 million (the debt component in accordance with IFRS was also € 13 million). The bonds were repaid in full on January 2, 2008.

▪

On September 16, 2004, Thomson issued convertible/exchangeable subordinated bonds to Silver Lake Partners LLC in an amount of US$ 500 million (cash flows of the bonds are denominated in a currency other than euro, Thomson’s functional currency). Bondholders have the option from the earlier of March 31, 2006, or the date Thomson publishes its audited financial results for 2005 or the date of certain other exceptional events to convert or exchange any or all bonds held at an original conversion price of US$21.66 per share. The conversion price is subject to adjustment notably for dividends. The current conversion price is US$20.36. If exercised, the shares issued upon conversion or exchange are subject to certain sale restrictions. Any or all bonds are redeemable in cash plus accrued interest at the option of the holder from September 16, 2008, upon written notice to Thomson.

- Thomson Group –

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

Under IAS 32, the conversion option and the debt component are recognized at fair value at inception. Since these bonds are denominated in US dollars (and not in Thomson's functional currency) and convertible or redeemable into new or existing shares denominated in euros and/or redeemable in cash, the option component of the convertible bonds had to be accounted for separately as a derivative financial instrument rather than as equity. Subsequent changes in the fair value of the conversion option are charged to finance costs.

The value of the conversion option is accounted for within non current derivative financial instruments (€ 0 at December 31, 2007 and € 38 million as of December 31, 2006).

25.3

Debt due to financial institutions - Private Placement

Currency	Amount(1) (€ millions)	Type of rate	Average Nominal rate	Average Effective rate
US$	548	Fixed	5.42%	5.50%
US$	170	Floating	6.00% (2)	6.02% (2)
GBP	46	Fixed	6.11%	6.14%
EUR	250	Floating	4.16% (2)	4.16% (2)
Total	1,014

(1)

Nominal amounts, excluding accrued interest

(2)

Rate as of December 31, 2007

In June and December 2003, Thomson issued senior notes in a total amount of US$ 406 million and GBP 34 million respectively (€ 276 million and € 46 million respectively at the December 31, 2007 exchange rate) that were sold privately to institutional investors in the U.S. and U.K. In 2006, Thomson issued a further US$ 450 million in senior notes in May (€ 306 million at the December 31, 2007 exchange rate) and US$ 200 million (€ 136 million at the December 31, 2007 exchange rate) and € 100 million in October and December 2006 respectively. Thomson issued an additional € 150 million notes in October 2007.

25.4

French commercial paper program

In June 2005 Thomson launched a French commercial paper program in order to increase its short term borrowing capacity. The program is rated A-3 by Standard & Poor’s. At December 31, 2007 € 121 million was outstanding under this program.

25.5

Main features of the Group's borrowings

(a) Maturity

(€ in millions)	December 31, 2007	December 31, 2006	December 31, 2005
Total current debt (less than one year)	745	1,276	1,464
Between 1 and 3 years	160	123	21
Between 3 and 5 years	214	611	515
Over 5 years	704	659	322
Total non-current debt	1,078	1,393	858
Total debt	1,823	2,669	2,322

The convertible bond issued to Silver Lake Partners LLC (accounted for € 323 million at December 31, 2007) has a maturity of September 16, 2010 (and is shown above as being due between 3 and 5 years at December 31, 2006 and 2005) but the investor has a put from September 16, 2008. Consequently, the bond has been classified in current debt as of December 31, 2007.

- Thomson Group –

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

(b) Interest rate characteristics

The table below presents the periods for which the interest rates on Thomson’s debt are fixed for its debt with maturity greater than one year, the debt under one year being considered as floating.

(€ in millions)	Amounts at December 31, 2007 with interest rate fixed for the following periods
	Floating rate debt (interest fixed for less than 1 year)	1 year to 5 years	Greater than 5 years	Total
Total borrowings	1,200	508	115	1,823
Effect of interest rate swaps	545	(447)	(98)	-
Net	1,745	61	17	1,823

(c) Effective interest rates at year-end

	December 31, 2007	December 31, 2006	December 31, 2005
All borrowings (including impact of interest rate swaps):	5.00%	4.60%	4.89%
Of which convertible bonds:	5.77%	5.76%	6.60%

(d) Carrying amounts and fair value of borrowings (see Note 26.6)

(e) Analysis of borrowing by currency

(€ in millions)	December 31, 2007	December 31, 2006	December 31, 2005
Euro	591	1,258	1,398
US Dollar	1,102	1,228	830
Other currencies	130	183	94
Total debt	1,823	2,669	2,322

(f) Undrawn credit lines

(€ in millions)	December 31, 2007	December 31, 2006	December 31, 2005
Undrawn, committed lines expiring in greater than one year	1,650	1,350	1,750
Undrawn, uncommitted lines (1)	698	838	781

 (1)The amount shown is the full amount less borrowings only under the line; the uncommitted lines were also used at each year-end for non-borrowing purposes (foreign exchange settlement risk, documentary credits, customs guarantees, etc.)

The Group has a committed credit line of € 1.75 billion, maturing in June 2010/2011/2012, of which € 1.65 billion was undrawn at December 31, 2007; the undrawn amount however serves as back-up to the Group’s French commercial paper program of which € 121 million was outstanding as of December 31, 2007.

(g) Financial covenants

Two of Thomson’s financing agreements have covenants pertaining to the Group’s consolidated financial situation: the senior notes issued privately to institutional investors in a total amount of € 1,014 million and a € 28 million Mexican capital lease. These financings are subject to two financial covenants: (i) maintenance of a minimum ratio of profit from continuing operations and before tax, finance and restructuring costs to net interest expense of 3 to 1 and (ii) a maximum ratio of net debt to net worth of 1 to 1. The Group's € 1.75 billion credit facility is not subject to financial covenants.

As of December 31, 2007, Thomson complies with both of these covenants.

- Thomson Group –

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

26

Financial instruments and market related exposures

26.1

Foreign exchange risk

(a) Translation risks

The assets, liabilities, revenues and expenses of the Group’s operating entities are denominated in various currencies, the majority being in US dollars. The Group’s consolidated financial statements are presented in euro. Thus, assets, liabilities, revenues and expenses denominated in currencies other than euro must be translated into euro at the applicable exchange rate to be included in the consolidated financial statements. This risk is measured by consolidating the Group’s exposures and doing sensitivity analyses on the main exposures. It is the Group’s general policy not to hedge this risk.

(b) Transaction risks

Commercial exposure

Thomson’s foreign exchange risk exposure mainly arises on purchase and sale transactions by its subsidiaries in currencies other than their functional currencies. This risk is measured by consolidating the Group’s exposures and doing sensitivity analyses on the main exposures. The general policy of the Group is for the subsidiaries to hedge with the corporate treasury department the full amount of the estimated exposure, with the objective of eliminating the currency risk for the period of the hedge. The corporate treasury hedges the net position in each currency with external banks using forward operations or occasionally options.

(c) Financial exposure

The Group’s general policy is for subsidiaries to borrow and invest excess cash in the same currency as their functional currency thereby eliminating the exposure of its financial assets and liabilities to foreign exchange rate fluctuations.

(d) Foreign currency operations

In accordance with the Group’s policies on financial risk management as described in Note 23, the Group enters into foreign currency operations to hedge its exposures as described above. The swap points on currency hedges that qualify as hedges under IAS 39 and the premiums paid on currency options are excluded from the hedging relationship and taken directly to financial result: these amounts totaled € (16) million in 2007, € (11) million in 2006 and € (8) million in 2005.

In order to match the currencies that Thomson’s corporate treasury department borrows with the currencies that it lends, Thomson enters into currency swaps primarily (i) to convert euro borrowings into US dollars which are lent to the Group’s US subsidiaries/associates and (ii) to convert U.S. dollars borrowed externally or from the Group’s US subsidiaries/associates into euros. The forward points on these currency swaps are accounted for as interest and amounted to € 5 million in interest income (netted against interest expense) in 2007, € (1) million in 2006 and € (6) million in 2005. At the December 31, 2007 exchange rate, there was a mark to market currency loss on these swaps of € (5) million. This amount is recognized in the Group’s finance costs as an exchange gain and offsets the exchange loss on the revaluation in euro of intercompany loans and advances in foreign currency made by treasury. In the balance sheet the mark to market value of these swaps is recognized in Financial Derivatives and offsets the decrease in the euro value of the foreign currency intercompany loans and advances.

The future cashflows at the contracted rate of the Group’s foreign currency operations are shown below. The cashflows shown for options are shown assuming the options were exercised.

- Thomson Group –

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

	2007	2006	2005
Forward exchange contracts (including currency swaps)
Euro	475	486	1,229
Pound sterling	52	165	144
Hong Kong dollar	-	21	31
Canadian dollar	13	15	12
Singapore dollar	69	28	40
US dollar	760	652	599
Polish zloty	13	7	106
Other currencies	87	64	42
Total forward currency purchases	1,469	1,438	2,203
Forward metal purchases	-	2	-

Euro	(850)	(823)	(813)
Canadian dollar	(35)	(37)	(19)
Pound sterling	(57)	(125)	(58)
Japanese yen	(85)	(85)	(25)
US dollar	(401)	(311)	(1,099)
Polish zloty	(5)	(20)	(120)
Other currencies	(41)	(40)	(75)
Total forward currency sales	(1,474)	(1,441)	(2,209)
Forward metal sales	(8)	(9)	-

Currency options contracts purchased
Put US$ / Call Euro	225	76	75
Call US$ / Put Euro	172	91	-
Total	397	167	75

Deferred hedging gains (losses) related to forecast transactions	-	(2)	3

(e) Sensitivity to currency movements

Because of the Group’s significant activities in the US and in other countries whose currencies are linked to the US dollar, the Group’s main currency exposure is the fluctuation of the US$ against the euro. The Group believes a 10% fluctuation in the US$ versus the euro is reasonably possible in a given year and thus the tables below show the impact of a 10% increase in the US$ versus the euro on the Group’s sales, on Profit from continuing operations before tax and net finance costs, on the currency translation adjustment component of equity and on net debt. A 10% decrease in the US$ versus the euro would have a symmetrical impact in the opposite amount.

2007 (€ in millions)	Transaction	Translation	Total
Sales	29	270	299
Profit from continuing operations before tax and net finance costs	12	4	16
Equity Impact (Cumulative translation adjustment)	N/A	N/A	110
Impact on net debt	N/A	N/A	74

2006 (€ in millions)	Transaction	Translation	Total
Sales	40	280	320
Profit from continuing operations before tax and net finance costs	20	20	40
Equity Impact (Cumulative translation adjustment)	N/A	N/A	120
Impact on net debt	N/A	N/A	76

- Thomson Group –

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

26.2

Interest rate risk

Thomson is mainly exposed to interest rate risk on its deposits and indebtedness. This risk is measured by consolidating the Group’s deposit and debt positions and doing sensitivity analyses. In accordance with corporate policies and procedures, the corporate treasury department manages the financings of the Group, and hedges interest rate risk exposure in accordance with target ratios of fixed to floating debt, as well as maximum risk targets both of which are set periodically as a function of market conditions. To hedge this exposure, it enters into interest rate swaps, forward rate agreements and caps.

(a) Interest rate operations

In accordance with the Group’s policies on financial risk management as described in Note 23, the Group enters into interest rate hedging operations the details of which are described below.

In 2007, the Group entered into two interest rate swap transactions to convert a portion of its US$ debt from fixed to floating (3 month LIBOR):

-

US$ 91.5 million with 2011 maturity and

-

US$ 26 million with 2016 maturity;

In 2005 and 2006, the Group entered into several interest rate swap transactions to convert a portion of its US$ debt from fixed to floating rate (3 month LIBOR):

-

US$ 96 million with 2010 maturity;

-

US$ 100 million with 2011 maturity; and

-

US$ 110 million with 2013 maturity.

In 2003, the Group entered into several interest rate swap transactions to convert a portion of its debt from fixed to floating rate (3 month LIBOR for US$ debt, and 6 month GBP-LIBOR for GBP debt):

-

US$ 118 million with 2015 maturity;

-

US$ 82 million with 2013 maturity; and

-

GBP 34 million with 2013 maturity.

The fair value of these swaps was € 11 million at December 31, 2007 (€ (8) million at December 31, 2006) and was accounted for in the balance sheet as financial derivatives with the offsetting booking taken to financial debt in accordance with hedge accounting under IAS 39.

The ineffective part of these interest rate transactions is considered to be negligible as the characteristics of the swaps perfectly match the characteristics of the underlying debt.

In addition in 2005 the Group entered into US$ 400 million of 3 year interest rate swaps (with January 2, 2006 start date), under which Thomson receives three month US$ LIBOR and pays twelve month US$ LIBOR in arrears with the latter being capped up to a knock-out interest rate which if reached cancels the cap until such time as interest rates drop below the knock-out rate. In 2007 the maturity of these swaps was extended to January 2013. These interest rate swaps are marked-to-market and the gain or loss is recorded in finance costs. In 2007 the marked to market result on these swaps was negligible.

The future contractual cashflows of the Group’s interest rate swaps are shown in the table in section 26.3 along with the future cashflows of the Group’s debt.

- Thomson Group –

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

(b) Effective interest rates

The average effective interest rates on the Group’s consolidated debt are as follows:

	2007	2006	2005
Average interest rate on borrowings	4.82%	4.25%	5.07%
Average interest rate after interest rate hedging	4.83%	4.26%	5.04%
Average interest rate after currency swaps and interest rate hedging	4.62%	4.30%	5.33%

The average effective interest rate in 2007 on the Group’s consolidated deposits was 2.95% (2.73% in 2006).

(c) Sensitivity to interest rate movements

Interest rate movements impact the price of fixed rate financial assets and liabilities held at fair value and the interest income and expense of variable rate financial assets and liabilities. The Group has no signficant fixed rate financial assets and liabilities held at fair value.

The percentage of the Group’s debt at floating rates taking into account interest rate hedging operations is as shown below. The Group considers all debt with interest rates fixed for remaining periods of less than 1 year to be at floating rate.

(€ in millions)	2007	2006	2005
Average debt	2,442	2,586	2,247
Percentage at floating rate	82%	79%	71%

The Group’s average deposits in 2007 amounted to € 812 million, 100% at floating rate.

The Group’s debt and deposits are primarily in U.S. dollars and in Euros and thus fluctuations of EURIBOR and $-LIBOR will impact the Group’s interest income and expense. The Group believes a 1% fluctuation in interest rates is reasonably possible in a given year and the tables below show the maximum annual impact of such a movement, taking into account interest rate hedging operations:

	2007		2006
	Euribor		Euribor
	-1%	+1%	-1%	+1%
Maximum annual impact on net interest expense in millions of Euro	(6)	6	(11)	11

	2007		2006
	Libor		Libor
	-1%	+1%	-1%	+1%
Maximum annual impact on net interest expense in millions of Euro	(7)	7	(7)	7

26.3

Liquidity risk and management of financing and capital structure

Liquidity risk is the risk of being unable to raise funds in the financial markets necessary to meet upcoming obligations. In order to reduce this risk Group pursues policies with the objectives of having continued uninterrupted access to the financial markets at reasonable conditions. These policies are developed based on regular reviews and analyses of its capital structure, including the relative proportion of debt and equity in the context of market conditions and the Group’s financial projections. Among other things these reviews take into the Group’s debt maturity schedule, covenants and projected cashflows and financing needs. To implement these policies the Group uses various long term and committed financings which may include equity, debt, subordinated debt and committed credit lines. For further information about the details of the Group’s equity and debt please refer to notes 22 and 25 respectively.

- Thomson Group –

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

The tables below show the future contractual cash flow obligations due on the Group’s debt and interest rate swaps. The interest rate flows due on floating rate instruments are calculated based on the rates in effect at December 31, 2007 and December 31, 2006 respectively. The cash flow obligations due to the reimbursement of principal differ from the amounts in the Group’s balance sheet debt due to the treatment of convertible bonds and interest rate swaps under IAS 39.

	At December 31, 2007
(€ in millions)	2008	2009	2010	2011	2012	Thereafter	Total
Floating rate debt - principal	762	6	19	1	50	334	1,172
Floating rate debt - interest	52	19	18	16	15	42	162
Fixed rate debt - principal	-	64	70	151	6	366	657
Fixed rate debt - interest	40	36	32	26	23	24	181
Interest rate swaps - receiver of fixed	30	30	28	22	19	21	150
Interest rate swaps - payer of fixed	-	-	-	-	-	-	-
Interest rate swaps - receiver of floating	14	14	14	14	14	-	70
Interest rate swaps – payer of floating	43	43	41	35	32	23	217

	At December 31, 2006
(€ in millions)	2007	2008	2009	2010	2011	Thereafter	Total
Floating rate debt - principal	1,277	25	22	21	23	151	1,519
Floating rate debt - interest	52	14	13	13	10	45	147
Fixed rate debt - principal	-	19	57	455	145	500	1,176
Fixed rate debt - interest		60	53	42	32	59	246
Interest rate swaps - receiver of fixed	27	27	27	26	21	39	167
Interest rate swaps - payer of fixed	-	-	-	-	-	-	-
Interest rate swaps - receiver of floating	16	16	-	-	-	-	32
Interest rate swaps – payer of floating	45	45	30	29	24	46	219

26.4

Equity instruments

At December 31, 2005, Thomson had an outstanding equity call option on a quoted investment as well as calls on Thomson shares. The calls for 538,000 Thomson shares were bought for a total premium of € 0.03 million in March 2005 to cover outstanding stock options. The calls as well as the stock options have an exercise price of € 55.90. At both December 31, 2006 and 2007, Thomson had no outstanding put or call options on its shares.

In 2007 Thomson entered into a forward sale of a portion of its holding of a publicly traded company and lent the hedged shares in the framework of this operation. This sale has been accounted for as a cash flow hedge in accordance with IAS 39 and the change in market value of the hedge is recognized in net equity thereby offsetting the change in the market value of the underlying shares being hedged, also recognized in net equity.

The marked to market value of the equity options and forward sale of quoted investments mentioned above are given in the current portion of the table in Note 24.

Thomson’s only significant equity holding is its participation in Videocon. The Group believes a 10% fluctuation in the share price is reasonably possible in a given year. The impact of a variation in the share price is recognized in net equity. The table below shows the impact of such a movement on the year-end position, taking into account hedging operations.

(€ in millions)	December 31, 2007		December 31, 2006
	+10%	-10%	+10%	-10%
Impact on Net Equity	34	(34)	21	(21)

- Thomson Group –

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

26.5

Financial counterparty risk

The financial instruments used by the Group to manage its interest rate and currency exposure are all undertaken with counterparts having an investment grade rating.

The percentage of outstanding foreign exchange operations by counterparty credit rating is as follows:

Foreign exchange forwards: Counterparty’s rating (according to Standard & Poor’s)	2007	2006	2005
A-1+	96.1%	92.6%	95.6%
A-1	3.9%	6.4%	3.8%
A-2	-	1.0%	0.6%
Total	100%	100%	100%

All significant cash deposits are maintained with rated financial institutions.

The table below gives the percentage of outstanding cash deposits by counterparty credit rating:

Cash deposit: Counterparty’s rating (according to Standard & Poor’s)	2007	2006	2005
A-1+	87.1%	95.4%	77.9%
A-1	6.0%	1.4%	17.6%
A-2	3.6%	1.3%	2.4%
A-3	2.4%	0.1%	-
BB+	-	-	0.4%
B	0.2%	0.2%	0.1%
Money Market funds	-	-	-
Non rated financial institutions	0.7%	1.6%	1.6%
Total	100%	100%	100%

Credit risk arises from the possibility that counterparties may not be able to perform their financial obligations to Thomson. The maximum credit risk exposure on the Group’s cash, cash equivalents and marketable securities was € 572 million at December 31, 2007. The Group minimizes this risk by limiting the deposits made with any single bank and by making deposits primarily with banks that have strong credit ratings or by investing in diversified, highly liquid money market funds as shown in the table above.

26.6

Fair value of financial assets and liabilities

The fair value of all current assets and liabilities (trade accounts receivable and payable, short term loans and debt, cash and bank overdrafts) is considered to be equivalent to their net book value due to their short-term maturities.

The fair value of long-term debt, shown in the table below, is determined by estimating future cash flows on a borrowing-by-borrowing basis and discounting these future cash flows using the borrowing rates at year-end for similar types of borrowing arrangements.

For the fair value of available-for-sale assets see Note 16.

For the fair value of derivatives financial instruments see 24.

- Thomson Group –

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

Balance sheet financial instruments

	31/12/2007		Breakout by category of instrument
	Balance sheet value	Fair Value	Fair value through P&L (incl. derivative instruments)	Available for sale assets	Payables and receivables	Debt at amortized cost
Investments and available for sale financial assets	397	397	-	397	-	-
Derivative financial instruments (current and non-current assets)	33	33	33	-	-	-
Trade accounts and notes receivable	918	918	-	-	918	-
Borrowings (non-current)	1,078	1,060	-	-	-	1,078
Borrowings (current)	745	745	-	-	-	745
Derivative financial instruments (current and non-current liabilities)	46	46	46	-	-	-
Trade accounts and notes payable	1,160	1,160	-	-	1,160	-
Other current liabilities *	19	19	-	-	-	19
Payables on acquisition of companies	7	7	-	-	7	-

* advance proceeds from forward sale of certain financial investments; see Note 26.4

	31/12/2006		Breakout by category of instrument
	Balance sheet value	Fair Value	Fair value through P&L (incl. derivative instruments)	Available for sale assets	Payables and receivables	Debt at amortized cost
Investments and available for sale financial assets	266	266	-	266	-	-
Derivative financial instruments (current and non-current assets)	15	15	15	-	-	-
Trade accounts and notes receivable	1,018	1,018	-	-	1,018	-
Borrowings (non-current)	1,393	1,394	-	-	-	1,393
Borrowings (current)	1,276	1,276	-	-	-	1,276
Derivative financial instruments (current and non-current liabilities)	61	61	61	-	-	-
Trade accounts and notes payable	1,032	1,032	-	-	1,032	-
Payables on acquisition of companies	13	13	-	-	13	-

- Thomson Group –

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

27

Retirement benefit obligations

27.1

Summary of the benefits

(€ in millions)	Pension plan benefits			Medical Post-retirement benefits			Total
	2007	2006	2005	2007	2006	2005	2007	2006	2005
Provision for post-employment benefits
Opening provision	438	494	494	134	445	356	572	939	850
Net Periodic Pension Cost	37	28	33	(58) (1)	(200) (1)	24	(21)	(172)	57
Benefits paid and contributions	(65)	(69)	(56)	(14)	(17)	(17)	(79)	(86)	(73)
Change in perimeter (2)	-	6	(26)	-	-	-	-	6	(26)
Reclassification in held for sale	3	1	(7)	3	-	-	6	1	(7)
Actuarial (gains) losses recognized in SORIE (3)	(38)	(17)	40	(18)	(60)	28	(56)	(77)	68
Currency translation differences	(10)	(5)	16	(9)	(34)	54	(19)	(39)	70
Closing provision	365	438	494	38	134	445	403 (*)	572 (*)	939(*)
Reimbursement right recognized as an asset
Fair value at opening (4)				1	65	43	1	65	43
Net Periodic Pension Costs				-	(51) (1)	5	-	(51)	5
Actuarial gains / (losses) recognized in SORIE (3)				(1)	(8)	10	(1)	(8)	10
Benefits paid				-	(1)	-	-	(1)	-
Currency translation differences				-	(4)	7	-	(4)	7
Fair value at closing (4)				-	1	65	-	1	65

(1)

In 2006 and 2007, the Net Periodic Pension Cost includes the effects of the medical plan changes accounted for as a curtailment (see Note 27.2).

(2)

Change in perimeter in 2006 mainly relates to the acquisition of Canopus. In 2005, change in perimeter relates mainly to the disposal of the Tube business and the acquisition of Thales Broadcast & Multimedia

(3)

Statement of Recognized Income and Expense. As of December 31, 2007, 2006 and 2005, actuarial (gains) losses recognized in SORIE amount € (55) million, € (69) million and € 58 million, respectively.

(4)

These amounts are posted in other non-current assets.

(*)

Out of which current portion amounts to € 51 million, € 67 million and € 62 million for December 31, 2007, 2006 and 2005, respectively

(a) Defined contribution plans

For the defined-contribution plans, the Group pays contributions to independently administered funds. These plans guarantee employee benefits that are directly related to contributions paid. The pension costs of these plans, corresponding to the contributions paid, are charged in the statement of operations. The total contributions paid by Thomson amounted to € 17 million in 2007 and € 24 million in 2006 and 2005.

(b) Defined benefit plans

These plans mainly cover pension benefits, retirement indemnities and medical post-retirement benefits.

Pension benefits and retirements indemnities

The benefits are mainly based on employee’s pensionable salary and length of service. These plans are either funded through independently administered pension funds or unfunded. Pension plans maintained by the Group are mainly the following:

▪

Within Nafta area, the plans mainly consist in pension plans in the United States:

The employees of Thomson, Inc. are covered by a defined benefit pension plan, funded by a trust. Thomson, Inc.’s funding policy is to contribute on an annual basis in an amount that is at least sufficient to meet the minimum legal requirements of the US law. Benefits are equal to a percentage of the plan member’s earnings each year plus a guaranteed rate of return on earned benefits until retirement.

Technicolor mainly operates two defined benefit pension plans: a cash balance pension plan that covers substantially all non-union employees, funded through a trust fund, and an additional pension plan for executive employees, closed to new participants.

▪

In Germany, employees are covered by several vested unfunded pension plans. These plans mainly provide employees with retirement annuities and disability benefits.

▪

In France, the Group is legally required to pay lump sums to employees when they retire. The amounts paid are defined by the collective bargaining agreement in force and depend on years of service within the Group and employee’s salary at retirement.

▪

In other countries, Thomson mainly maintains a dedicated funded pension plan in the UK, which provides retirement annuity benefits.

- Thomson Group –

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

Medical Post-retirement benefits

In the US, Thomson Inc provides to certain employees a post-retirement medical plan. Under this plan, employees are eligible for medical benefits if they retire at age 55 or older with at least 10 years of service in the main case. The plan also includes life insurance benefits. This plan was eligible to receive federal subsidies according to the US Medicare Prescription Drug Improvement and Modernization Act of 2003. Such plan is no longer available to newcomers since 2003.

On October 31, 2006 and consistent with many U.S. companies, Thomson has curtailed and eliminated certain post-retiree medical benefit to U.S. employees. This plan change mainly (i) eliminated benefit coverage for plan participants who were not yet 50 years old at January 1,2007, (ii) increased the retirees’ share of costs of coverage at January 1, 2007 and (iii) eliminated benefit coverage at age 65 and beyond, commencing January 1, 2008.

In June 2007, Thomson has curtailed and eliminated certain post-retiree medical benefit to U.S. employees which follows the first similar curtailment of October 2006. This plan changes mainly (i) increased gradually the retires’ share of costs for medical and drug benefits beginning on January 1, 2009, (ii) changed the medical and prescription drug design for 50-64 years olds and (iii) eliminated retiree life insurance for active employees.

In December 2007 and in accordance with 2006 and June 2007 post retirement medical plan amendment, Thomson reduced its obligation concerning certain ex-employees transferred outside the Group. Thomson will no longer be billed for claims on Medicare benefits incurred after December 31, 2007 regarding these employees.

Under IFRS, these plan changes have been accounted for as a curtailment – that is a reduction in future benefits obligation as well as future reimbursement right. In addition, all related unrecognized prior service gain or costs have been charged or credited to income.

In 2006, the net resulting effect is a € 167 million gain at average US$/€ rate recorded in the income (shown in the balance sheet as a € 211 million decrease of our obligation, a € 51 million decrease of our reimbursement right and a decrease of unrecognized prior service cost of € 7 million).

In 2007, the net resulting effect is a € 63 million gain recorded in income (shown in the balance sheet as a € 62 million decrease of our obligation and a decrease of unrecognized prior service cost of € 1 million).

Reimbursement right recognized as an asset

Thomson recognized as a separate asset certain reimbursement rights in relation with its medical post-retirement benefits plan in the United States. These reimbursement rights resulted from federal subsidies to be received according to the US Medicare Prescription Drug Improvement and Modernization Act of 2003. As of December 31, 2007, 2006 and 2005, the carrying value of this asset amounts to nil, € 1 million and € 65 million, respectively and is posted in the caption “Other non-current asset”. The decrease of the carrying value of this asset in 2006 is mainly due to the impact of the medical plan change for € 51 million.

(c) Multi-employer plan

One of Thomson subsidiaries in Netherlands participates in the multi-employer defined benefits plan “Metalelektro”. As the information about the dividing up of contributions between each member of the plan is not available, Thomson accounts for this plan as a defined contribution plan.

The Thomson Japanese subsidiary Canopus, acquired in 2006, participates in a multi-employer defined benefit plan. Thomson accounts for this plan as a defined benefit plan.

- Thomson Group –

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

27.2

Elements of the statement of operations

(€ in millions)	Pension plan benefits			Medical post-retirement benefits			Total
	2007	2006	2005	2007	2006	2005	2007	2006	2005
Service cost	(19)	(20)	(19)	-	(2)	(4)	(19)	(22)	(23)
Interest cost (1)	(29)	(29)	(32)	(5)	(17)	(22)	(34)	(46)	(54)
Expected return on plan assets (1)	11	11	13	-	-	-	11	11	13
Amortization of prior service costs	(2)	-	-	-	1	2	(2)	1	2
Effect of curtailment	2	10	5	63 (2)	218 (2)	-	65	228	5
Total Net Periodic Pension Cost	(37)	(28)	(33)	58	200	(24)	21	172	(57)
Service costs on reimbursement rights				-	-	2	-	-	2
Financial components on reimbursement rights (1)				-	-	3	-	-	3
Effect of curtailment on reimbursement right				-	(51) (2)	-	-	(51)	-
Net Pension costs	(37)	(28)	(33)	58	149	(19)	21	121	(52)

(1) Out of which € 22 million, € 33 million and € 29 million, net, are posted in Income from continuing Operation (in Finance costs – net) in 2007, 2006 and 2005 respectively.

(2) Effect of curtailment relates to the medical post-retirement benefits plan changes which occurred in 2006 and 2007 as described above. The net gains of the medical plan changes amount to € 63 million in 2007 and € 167 million in 2006 and are mainly related to the Group's former customer-electronics business and as such mostly credited to Displays & CE Partnerships activities. In 2007, the net curtailment gain is broken down into a € 62 million gain on the liability and a € 1 million gain on the unrecognized prior service cost. In 2006, the net curtailment gain is broken down into a € 218 million gain on the liability (made of € 211 million of obligation decrease and € 7 million of unrecognized prior service cost) and a € 51 million loss on the reimbursement right recognized as a non-current asset.

Financial component of pension plan expenses, expected return on assets, financial components on any reimbursement rights are recognized through financial income.

- Thomson Group –

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

27.3

Analysis of the change in benefit obligation

(€ in millions)	Pension plan benefits			Medical post-retirement benefits			Total
	2007	2006	2005	2007	2006	2005	2007	2006	2005
Change in benefit obligation
Benefit obligation at opening	(626)	(681)	(668)	(130)	(431)	(342)	(756)	(1,112)	(1,010)
Current service cost	(19)	(20)	(19)	-	(2)	(4)	(19)	(22)	(23)
interest cost	(29)	(29)	(32)	(5)	(17)	(22)	(34)	(46)	(54)
Amendment	(3)	-	-	-	-	-	(3)	-	-
Business combination / disposal (1)	-	(6)	26	-	-	-	-	(6)	26
Plan participants contribution	(1)	(1)	(1)	-	(8)	(7)	(1)	(9)	(8)
Curtailment / settlement	2	36	49	62	211	-	64	247	49
Actuarial gain / (loss)	45	13	(41)	18	60	(28)	63	73	(69)
Benefits paid	67	46	39	14	25	24	81	71	63
Currency translation differences	24	16	(34)	5	32	(52)	29	48	(86)
Benefit obligation at closing (3)	(540)	(626)	(681)	(36)	(130)	(431)	(576)	(756)	(1,112)
Benefits obligation wholly or partly funded	(224)	(272)	(294)	-	-	-	(224)	(272)	(294)
Benefit obligation wholly unfunded	(316)	(354)	(387)	(36)	(130)	(431)	(352)	(484)	(818)
Change in plan assets
Fair value at opening	187	183	179				187	183	179
Expected return on plan assets	11	11	13				11	11	13
Actuarial gain / (loss)	(7)	4	1				(7)	4	1
Employer contribution	36	65	26				36	65	26
Plan participant contribution	1	1	1				1	1	1
Settlement	-	(26)	(47)				-	(26)	(47)
Benefits paid	(37)	(41)	(9)				(37)	(41)	(9)
Currency translation differences	(17)	(10)	19				(17)	(10)	19
Fair value at closing (3)	174	187	183				174	187	183
Net amount recognized
Funded status (I)	(366)	(439)	(498)	(36)	(130)	(431)	(402)	(569)	(929)
Unrecognized prior service cost (II) (3)	1	-	(3)	(2)	(4)	(14)	(1)	(4)	(17)
Reclassification as held for sale (see Note 11) (III)	-	1	7	-	-	-	-	1	7
Retirement benefit obligations (I)+(II)+(III) (2)	(365)	(438)	(494)	(38)	(134)	(445)	(403)	(572)	(939)
Reimbursement rights recognized as an asset (4)	-	-	-	-	1	65	-	1	65
Net pension Accruals	(365)	(438)	(494)	(38)	(133)	(380)	(403)	(571)	(874)

 (1)

In 2006, business combinations mainly relate to the acquisition of Canopus. In 2005, business combinations mainly related to the disposal of the Tubes business and the acquisition of Thales Broadcast & Multimedia.

(2)

As Thomson has adopted the revised IAS 19, all actuarial gains and losses are recognized in the SORIE, there are no more unrecognized actuarial gains or losses

(3)

For NAFTA subsidiaries/associates (which include US, Canada and Mexico), the pension benefits obligations are € (144) million, € (180) million and € (221) million for 2007, 2006 and 2005 respectively (€ 96 million, € 108 million and € 116 million for plan assets). The medical post-retirement benefits obligations are € (37) million, € (130) million and € (431) million (nil for plan assets and € (2) million, € (4) million and € (14) million for unrecognized actuarial prior service cost).

For German subsidiaries, the pension benefit obligation and the net pension accrual are € (255) million, € (291) million and € (293) million for years ended December 31, 2007, 2006 and 2005 respectively.

(4)

Curtailment of the US medical benefit results in a reduction of the reimbursement right of € 51 million in 2006.

Medical post-retirement benefits plans are wholly un-funded.

The Group expects to contribute € 24 million to its defined benefit plans in 2008.

- Thomson Group –

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

In 2007, the experience adjustment on the pension benefits obligation amounts to € 1 million on the obligation and € 6 million on the plan asset. For medical post-retirement benefits, the experience adjustment amounts to € (13) million of decrease on the obligation.

27.4

Plan assets

When defined benefit plans are funded, mainly in the US, U.K. and Canada, the investment strategy of the benefit plans aims to match the investment portfolio to the membership profile. Asset performance is reviewed on a quarterly basis and the asset allocation strategy is reviewed on an annual basis.

The actual return on plan assets amounts to € 4 million, € 15 million and € 14 million for the years ended 2007, 2006 and 2005 respectively.

Thomson pension plans weighted-average asset allocations by asset category are as follows:

(in % and € in millions)	Allocation of plan assets			Allocation of the fair value of plan assets
	2007	2006	2005	2007	2006	2005
Equity securities	51%	49%	55%	89	92	101
Debt securities	47%	51%	45%	81	95	82
Other	2%	-	-	4	-	-
Total	100%	100%	100%	174	187	183

27.5

Assumptions used in actuarial calculations

	Pension benefits			Medical post-retirement benefits
	2007	2006	2005	2007	2006	2005
Weighted average discount rate	5.63%	4.92%	4.44%	6.13%	5.72%	5.74%
Weighted average expected return on plan assets	6.36%	6.37%	6.38%	-	-	-
Weighted average long term rate of compensation increase	2.33%	2.38%	3.11%	na	3.77%	4.00%

The long-term rates of return on plan assets have been determined for each plan in consideration of the investment policies, the expected return for each component of the investment portfolio and other local factors in the country of the plan.

After the medical plan changes which occurred in 2006 and 2007, the average assumption rate for the increase of the health care cost pre 65 will be 6% for 2008, 5.25% for 2009, 5% for 2010 and years thereafter (nil for post 65).

The table below shows the sensitivity to change in healthcare costs of the medical post retirement benefit obligation and post retirement benefit expense at December 31, 2007 closing rate:

(€ in millions)	Sensitivity of assumptions for 2007
1% increase in healthcare costs
Impact on medical post-retirement benefit 2007 expense Impact on medical post-retirement benefit obligation as of December 31, 2007	- 2
1% reduction in healthcare costs
Impact on medical post-retirement benefit 2007 expense Impact on medical post-retirement benefit obligation as of December 31, 2007	- (1)

- Thomson Group –

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

28

Provisions for restructuring and other charges

28.1

Restructuring provisions

(€ in millions)	December 31, 2007	December 31, 2006	December 31, 2005
Opening provisions	120	54	76
Current year expense (1)	143	154	130
Release of provision (1)	(16)	(31)	(17)
Usage during the period	(131)	(82)	(92)
Currency translation adjustment	(2)	(3)	7
Reclassification to Held for Sale	-	-	(34)
Change in Held for Sale provision	5	29	-
Other movements (2)	(19)	(1)	(16)
Closing provisions	100	120	54
Of which current	75	72	45
Of which non-current	25	48	9

 (1) Restructuring expenses, net of release have been posted as follows in the consolidated statement of operations:

(€ in millions)	December 31, 2007	December 31, 2006	December 31, 2005
Profit from continuing operations
Termination costs	(68)	(66)	(39)
Impairment of assets	(14)	-	(1)
Other income (expense)	(82)	(66)	(40)

Profit from discontinued operations	(45)	(57)	(73)
Total restructuring expenses	(127)	(123)	(113)

(2)

Write-downs are reclassified against assets prior to disposals. The impact of this reclassification for years ended December 31, 2007, 2006 and 2005 amounts to € 14 million, € 4 million and € 3 million respectively.

- Thomson Group –

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

28.2

Other provisions

(47)(108)Currency translation adjustments and other8(21)(13)As of December 31, 20075188139
(€ in millions)	Warranty	Others	Total (2)
As of January 1, 2005	50	86	136
Current period additional provision	64	272	336
Release of provision	(5)	(103)	(108)
Usage during the period	(63)	(25)	(88)
Currency translation adjustments and other	(8)	(6)	(14)
As of December 31, 2005	38	224	262

Current period additional provision	81	73	154
Release of provision	(5)	(18)	(23)
Usage during the period (1)	(71)	(132)	(203)
Currency translation adjustments and other	(3)	6	3
As of December 31, 2006	40	153	193

Current period additional provision	71	30	101
Release of provision	(7)	(27)	(34)
Usage during the period	(61)

(1)

For the year ended December 31, 2006, the usage within "other" is mainly related to the contractual payments made by Thomson for the sale of its Displays' plant in Anagni.

(2)

Split of total provisions between non-current and current:

- as of December 31, 2007, € 50 million classified as non-current and € 89 million as current.

- as of December 31, 2006, € 107 million classified as non-current and € 86 million as current.

- as of December 31, 2005, € 185 million classified as non-current and € 77 million as current.

29

Share based payments

Stock option plans and dilutive potential ordinary shares

-

The Board of Directors of the Group held on June 21, 2007 decided to launch a Free Share Plan. According to this plan, Thomson will grant its eligible employees 20 Thomson newly issued shares for free. The vesting period of the shares depends on the country and specific local rules. The vesting period is therefore 2 years for France and some other European countries and 4 years for some countries such as the United States. The grant conditions are the following:

o

Presence in the Group at the end of the vesting period, and

o

A lock-up period for some countries (2 years for France and some other European countries, no lock-up period for the United States).

The compensation expense related to the free share plan has been estimated with a pricing model similar to the one used for the other option plans. The fair value of the 464,060 free shares granted amounted to € 5 million at grant date and will be spread over the vesting period.

-

On October 17, 2007, the Board approved a Long Term Incentive Plan (LTIP). As part of this plan, free shares may be awarded in 2009 and 2010 to some senior executives subject to and proportionally to fulfillment of specified non-market performance conditions during 2007, 2008 and 2009.

-

On December 14, 2007, the board of Directors approved a new stock option plan.

As of December 31, 2007, the total number of outstanding stock options is 13,009,731 made of 9,382,671 options granted to employees and directors and 3,627,060 options granted to employees and directors that are not in the scope of IFRS 2 because of IFRS 1 exemptions. The detail of options is disclosed thereafter.

- Thomson Group –

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

In accordance with the transition provisions of IFRS 2 “Share Based Payments”, IFRS 2 has been applied to all grants made after November 7, 2002 that were unvested as of January 1, 2005. As a result, only the following stock option plans are accounted for under IFRS 2, with the other plans being disclosed later in this section:

	Type of plan	Grant date	Number of options granted	Initial number of beneficiaries	Vesting date	Contractual option life	Exercise price	Estimated fair values of the options granted	Number of options cancelled since the beginning of the plan	Number of options outstanding
Plan 3	Subscription options	September 22, 2004	3,599,900	574	50% as of September 22, 2007 50% as of September 22, 2008	10 years	16.00 Euros	6.53 Euros	1,013,840	2,586,060
Plan 4	Purchase options	April 19, 2005	719,400	93	50% as of April 19, 2008 50% as of April 19, 2009	10 years	20.82 Euros	7.32 Euros	131,200	588,200
Plan 5	Purchase options	December 8, 2005	1,993,175	390	50% as of December 8, 2008 50% as of December 8, 2009	10 years	17.73 Euros	6.25 Euros	406,050	1,587,125
Plan 6	Subscription options	September 21, 2006	2,739,740	485	50% as of September 21, 2008 50% as of September 21, 2009	8 years	12.49 Euros	3.22 Euros	233,250	2,506,490
Free Share Plan	Free Shares	June 21, 2007	464,060	23,203	From June 21, 2009 to June 21, 2011	-	-	From 12.41 Euros to 13.08 Euros	24,060	440,000
LTIP	Free Shares	October 17, 2007	368,696 (1)	124	From October 17,2009 To October 17, 2010	-	-	From 10.74 Euros to 11.11 Euros	-	368,696
Plan 7	Subscription options	December 14, 2007	1,307,100	482	50% as of December 14, 2009 50% as of December 14, 2010	8 years	10.43 Euros	2.08 Euros	1,000	1,306,100

(1)

Including assessment of performance conditions

Movements in the number of share options outstanding and their related weighted average exercise prices are as follows:

	Number of share options	Weighted Average Exercise Price (In €)
Outstanding as of January 1, 2005	3,589,310	16.0
Granted	2,712,575	18.6
Forfeited	(204,920)	16.5
Outstanding as of December 31, 2005 (with an average remaining contractual life of 9 years)	6,096,965	17.1 (ranging from 16 € to 20.82 €)
Out of which exercisable	-	-
Granted	2,739,740	12.5
Forfeited	(530,390)	16.5
Outstanding as of December 31, 2006 (with an average remaining contractual life of 8 years)	8,306,315	15.6 (ranging from 12.49 € to 20.82 €)
Out of which exercisable	-	-
Granted	2,139,856	6.4
Forfeited	(1,063,500)	15.8
Outstanding as of December 31, 2007 (with an average remaining contractual life of 8 years – excluding free shares)	9,382,671	13.5 (ranging from 0 € to 20.82 €)
Out of which exercisable	1,293,030	16

Common stock call agreement in connection with the formation of TCL-Thomson Electronics (TTE)

In connection with the Combination Agreement with TCL Multimedia (formerly Corporation - “TCL”) to form TCL-Thomson Electronics (“TTE”), Thomson may provide employee bonuses in the form of shares of Thomson’s stock to certain former employees of Thomson that have been employed by TTE.

The maximum amount of shares to be provided by Thomson was in total 545,279 in four equal tranches at each anniversary date (of which 141,838 is scoped out by IFRS 2) and the estimated fair value of the option granted to TTE employees amounted to €15.10 at grant date. These shares were vested progressively from August 2004 to August 2007.

- Thomson Group –

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

Retention agreements in connection with acquisitions

Inventel: On March 29, 2005, Thomson acquired 100% of Inventel.

In addition to the total consideration paid for the acquisition, a maximum number of 1,760,000 Thomson shares were granted at a cost of € 20.72 per share depending on retention conditions and vest 50% on July 1, 2006 (exercisable until September 30, 2007) and 50% on July 1, 2007 (exercisable until February 29, 2008).

At grant date, the weighted estimated fair value of the option granted to Inventel employees amounted to € 3.20 per option.

Cirpack: On April 20, 2005, Thomson acquired 100% of Cirpack.

In addition to the total consideration paid for the acquisition, a maximum number of 2,101,756 Thomson shares were granted at a cost of € 20.23 per share depending on retention conditions and vest 50% in April 20, 2006 and 50% in April 20, 2007. At grant date, the weighted estimated fair value of the option granted to Cirpack employees amounted to € 1.80. The options vested on April 20, 2006 and April 20, 2007 were not exercised. No Cirpack options are therefore outstanding as of December 31, 2007.

Summary of the movement of options in connection with TTE, Cirpack and Inventel:

	Number of share options for retention plans	Weighted Average Exercise Price (in €)
Outstanding as of January 1, 2005	403,441	0.0

Granted	3,861,756	20.5
Forfeited	(70,110)	0.0
Outstanding as of December 31, 2005 (with an average remaining contractual life of 1 year)	4,195,087	18.8 (ranging from €0 to €20.7)
Out of which exercisable	-	-

Exercised (TTE)	(225,343)	0.0
Forfeited	(4,176)	0.0
Expired	(1,050,878)	20.2
Outstanding as of December 31, 2006 (with an average remaining contractual life of 1 year)	2,914,690	19.8 (ranging from € 0 to €20.7)
Out of which exercisable	-	-

Exercised	(28,985)	0.0
Forfeited	(74,827)	0.0
Expired	(2,810,878)	20.5
Outstanding as of December 31, 2007	-	na
Out of which exercisable	-	na

Significant assumptions used

The estimated fair values of the options granted were calculated using the Black-Scholes option pricing model.

For the Inventel and Cirpack retention plans, the number of options depends on future market conditions (gain caped to a global gain ceiling). For these plans, the fair value of options was determined using the Black and Scholes formula modified to take into account the gain ceiling.

- Thomson Group –

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

The inputs into the model were as follows:

	For stock options plans granted in				For TTE option plan granted in 2004	For Cirpack option plan granted (*) in 2005	For Inventel option plan granted in 2005
(in % and in euro)	2007	2006	2005	2004
Weighted average share price at measurement date	9.98	12.41	18.4	16.5	15.5	17.8	21.3
Weighted average exercise price	10.43	12.49	18.6	16	0	20.2	20.7
Expected volatility	28%	30%	35%	35%	N/A	24%	21%
Expected option life (**)	5 years	5 years	7 years	9 years	2 years	1 year	3 years
Risk free rate	4.1%	3.6%	3.6%	4%	4%	2.7%	2.8%
Expected dividend yield	3.4%	2.25%	1.8%	1.8%	1.8%	1.8%	1.8%
Fair value at measurement date	2.08	3.2	6.5	6.5	15.1	- (*)	3.2

(*)

Cirpack’s plan required remeasurement at each balance sheet date because it could be cash settled. The change in fair value (€ (0.1) by option in 2007, € (0.6) by option in 2006, € (1.1) by option in 2005) is recognized at each balance sheet date as compensation expense with counterpart in liabilities.

(**)

Which is shorter than the contractual option life as it represents the period of time from grant date to the date on which the option is expected to be exercised.

For share options plans, Thomson considered an expected turnover of 8% based on historical observation.

Volatility is a measure of the amount by which a price has fluctuated or is expected to fluctuate during a period. The measure of volatility used in option-pricing models is the annualized standard deviation of the continuously compounded rates of return on the stock over a period of time.

Factors that have been considered in estimating expected volatility for the long term maturity stock option plans include:

- The historical volatility of Thomson's stock over the longer period available.
- Adjustments to this historical volatility based on changes in Thomson's business profile.

For shorter maturity options, expected volatility was determined based on implied volatility on Thomson's share observable at grant date.

For the Free Share Plan and the LTIP, Thomson considered an expected turnover in a range between 3% and 10% based on historical data of related beneficiaries, a share price of respectively 13.79 Euros and 10.96 Euros, a dividend rate between 2.6% and 3.4% and determined the fair value at measurement date in a range of 10.7 Euros to 13.1 Euros per share.

Compensation expenses charged to income

(€ in million)	2007 (*)	2006 (*)	2005

Employees subscription options plans	(10)	(10)	(6)
Retention Plans (**)	-	(3)	(6)
TOTAL	(10)	(13)	(12)

(*)

The counterpart of this expense has been credited for € 10 million to equity in 2007 (€ 14 million to equity and € (1) million to liability in 2006).

(**)

Out of which € 1 million and € 3 million for the year ended December 31, 2006 and 2005, respectively are related to other than Thomson employees.

Elements concerning the plans to which IFRS 2 has not been applied (*)

(*) granted before November 7, 2002 and/or vested as of January 1, 2005

The equity instruments not restated under IFRS 2 in accordance with IFRS 1 includes BASAs (“Bons d’Achat et de Souscription d’Actions”) granted on September 15, 2004 and acquired by the Group’s

- Thomson Group –

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

employees who were eligible to the plan. The other equity instruments not restated under IFRS 2 are described below:

-

Thomson common shares attributed to TTE employees prior to December 31, 2004, for the part vested prior to December 31, 2004

-

Stock options granted in 2004 as a replacement of stock option rights granted prior to November 7, 2002

-

Stock options plans granted prior to November 7, 2002.

	Plan 1	Plan 2	TTE Options
Type of plan	Purchase options	Subscription options
Day of grant	December 18, 2000 March 16, 2001 July 23, 2001	October 12, 2001	July 31, 2004
Number of options granted	4,018,500	3,540,300	141,838
Vesting date	50% as of December 18, 2003 50% as of December 18, 2004	50% as of October 12, 2004 50% as of October 12, 2005	August 31, 2004
Option life	10 years	10 years	August 31, 2004
Exercise price (in €)	55.90	31.50	-

The detail of stock options (excluding BASAs) not accounted for under IFRS 2 because of IFRS 1 exceptions is as follow:

	Number of options	Weighted Average Exercise Price (In €)
Outstanding as of January 1, 2005 (with an average remaining contractual life of 9 years)	5,384,080	25.1
Out of which exercisable	1,299,000	49.8

Forfeited	(963,130)	39.4
Outstanding as of December 31, 2005 (with an average remaining contractual life of 8 years)	4,420,950	22.0
Out of which exercisable	905,200	45.1

Forfeited	(286,740)	19.0
Outstanding as of December 31, 2006 (with an average remaining contractual life of 7 years)	4,134,210	22.2
Out of which exercisable	865,900	45.5

Forfeited	(507,150)	21.8
Outstanding as of December 31, 2007 (with an average remaining contractual life of 6 years)	3,627,060	22.2
Out of which exercisable	2,187,680	26.3

30

Other current and non-current liabilities

(€ in millions)	2007	2006	2005

Non-current royalties	-	19	22
Other	59	52	81
Total other non-current liabilities	59	71	103

Taxes payable	86	68	116
Current royalties	146	170	176
Long lived assets acquisition balance	17	18	14
Other	298	415	444
Total other current liabilities	547	671	750

- Thomson Group –

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

31

Payables on acquisition of companies

As of December 31, 2007, the Group has a total debt related to acquisitions of € 7 million related mainly to an earn-out payment on the acquisition of 20% of minority interests of Technicolor Digital Cinema LLC.

As of December 31, 2006, the Group has a total debt related to acquisitions of € 13 million related mainly to acquisition of NOB CMF. This amount was fully paid in 2007.

As of December 31, 2005, Thomson had a debt toward Thales regarding the acquisition of Thales Broadcast & Multimedia (TBM) on December 2005 for a gross amount of € 138 million. During the first half of 2006, this amount due to Thales was paid.

32

Earnings per share

The calculation of the diluted earnings per share attributable to the ordinary equity holders of the parent presented is as follows:

	2007	2006	2005
Numerator: Adjusted profit from continuing operations attributable to ordinary shareholders (€ in millions) (1)	187	227	135

Denominator (weighted shares in thousands)	288,600	287,586	293,796
Of which
BASA’s	-	-	1,964
SLP convertible bond (September 2004)	24,562	23,977	23,417
Cirpack and Inventel options (weighted)	966	2,291	924
Other stock options (*)	26	126	830

(*) Some stock options plans are not considered as dilutive instruments as of December 31, 2007 but could become dilutive depending on the share price level of the Group.

(1) Profit from continuing operations is adjusted by the following items:

(€ in millions)	2007	2006	2005
Profit from continuing operations	218	239	213
Profit from continuing operations attributable to ordinary shareholders	218	239	212
Interest payable on subordinated notes (net of tax)	(19)	(19)	(5)
Profit from continuing operations attributable to ordinary shareholders for basic earnings per share	199	220	207
Cancellation of the fair value (gain) / loss on the derivative element of the SLP convertible bond and of the interests expensed in the period (net of tax)	(12)	7	(69)
Cancellation of the gain on the change in value of the call granted to TCL as part of the deal regarding the creation of TTE	-	-	(3)
Adjusted profit from continuing operations attributable to ordinary shareholders for diluted earnings per share	187	227	135

- Thomson Group –

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

33

Information on employees

The geographical breakdown of the number of employees of the Group is as follows:

	2007	2006	2005
Europe (1)	8,552	9,267	9,435
North America	10,571	10,984	12,334
Asia (2)	3,649	6,648	7,441
Other countries (3)	2,580	2,729	3,265

Number of employees in subsidiaries	25,352	29,628	32,475
Number of employees in entities accounted for under the equity method	(*)	(*)	34,201

Total employees	25,352	29,628	66,676

(*) TCL is no more accounted for under the equity methods (see Note 14).
(1) Of which Poland	1,349	998	970
(2) Of which People’s Republic of China including Hong Kong	201	5,053	6,034
(3) Of which Mexico	1,650	1,955	2,204

The total “Employee benefits expenses” (including only people employed in the consolidated entities) is detailed as follows:

(€ in millions)	2007	2006	2005
Wages and salaries	1,040	1,072	1,044
Social security costs	185	204	202
Compensation expenses linked to share options granted to directors and employees (1)	10	12	9
Pension costs - defined benefit plans (2)	(21)	(121)	52
Termination benefits and other long-term benefits (3)	113	120	116
Total Employee benefits expenses (excluding defined contribution plans) (4)	1,327	1,287	1,423
Pension costs - defined contribution plans	17	24	24

(1)

See Note 29.

(2)

See Note 27.

(3)

Include termination costs of € 113 million, € 119 million and € 110 million in 2007, in 2006 and 2005 respectively. These costs were posted in restructuring expenses in the statement of operations (see Note 28).

(4)

The defined contribution expenses paid within a legal and mandatory social regime are included in Employee benefits expenses shown above.

- Thomson Group –

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

34

Acquisitions, disposals and other cash operations impacting the consolidated statements of cash flows

(a) Acquisition of subsidiaries, associates and investments

(€ in millions)	2007	2006	2005
Inventel	-	-	(82)
Cirpack	-	-	(40)
ContentGuard	-	-	(20)
Premier Retail Network	-	-	(248)
The Moving Picture Company	-	-	(11)
Nextamp	-	(2)	(7)
VCF Thématiques	-	(17)	(11)
Videocon industries	-	-	(240)
Technicolor	-	-	(77)
Canopus	-	(83)	-
Convergent	-	(32)	-
Thalès Broadcast & Multimedia	-	(133)	-
NOB CMF	(11)	(6)	-
SyncCast	(9)	-	-
Technicolor Universal Media Services LLC	(11)	-	-
ITV contract	(7)	-	-
Other	(14)	(8)	(20)
Acquisition of investments	(52)	(281)	(756)
Less cash position of companies acquired	1	26	61
Acquisition of investments, net	(51)	(255)	(695)

(b) Changes in working capital and other assets and liabilities

Pursuant to its policy of managing credit risk, Thomson now routinely factors certain trade accounts receivable in Europe and North America. Thomson sold trade receivables in its continuing operations without recourse in 2007 and 2006 for an amount of € 273 million and € 186 million respectively (see Note 11 for receivables on discontinued operations).

(c) Net operating cash generated from continuing operations

In 2006, the € 536 million positive operating cash flow from continuing activity has been adversely impacted by a cash out of € 46 million in the Displays and CE partnership segment which was mainly caused by the settlements agreed upon with TTE and TCL linked to the TV exit, which are non-recurring, and did not qualify under IFRS 5 to discontinued classification.

(d) Net cash used in discontinued operations

In 2007 the cash outflows related to discontinued operations amount to € 145 million (including € 57 million of investing cash inflow received from the disposals of Audio Video and Accessories business) .

In 2006 the cash outflows related to discontinued operations amount to € 276 million.

In 2005, the cash outflow related to discontinued operations amounts to € 361 million (of which € 359 million from operating activities). This cash outflow is net of cash received for the sale of Thomson’s Tubes activities and related technologies to Videocon for a consideration of € 223 million which was immediately reinvested into Videocon Industries shares for an amount of € 240 million. In 2005, the net financing cash used in discontinued operations is net of financing provided by the parent company for repayment of financial debt prior to disposal.

- Thomson Group –

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

35

Contractual obligations and commercial commitments

The following table provides information regarding the aggregate maturities of contractual obligations and commercial commitments as of December 31, 2007 for which the Group is either obliged or conditionally obliged to make future cash payments. This table includes firm commitments that would result in unconditional or conditional future payments, but excludes all options since the latter are not considered as firm commitments or obligations. When an obligation leading to future payments can be cancelled through a penalty payment, the future payments included in the tables are those that management has determined most likely to occur given the two alternatives.

The Group provides certain guarantees to third parties (financial institutions, customers, partners and government agencies) to ensure the fulfilment of contractual obligations by Thomson and its consolidated subsidiaries in the ordinary course of their business. The guarantees are not shown in the table below as they do not increase the Group’s commitments in relation to the initial commitments undertaken by the entities concerned. They include mainly performance guarantees, in particular for the play-out activity and long-term contracts related to the Broadcast activity.

In the normal course of its activity, the Services segment may provide guarantees to its customers on the products stored and then distributed against any risk or prejudice that may occur during manufacturing, storage or distribution. Such guarantees provided are covered by insurance. Guarantees provided by entities of the Group for securing debt, capital leases, operating leases or any other obligations or commitments of other entities of the Group are not included as the related obligations are already included in the table below.

No material commitment is omitted in this Note, in accordance with IFRS.

- Thomson Group –

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

Unconditional and conditional future payments		Amount of commitments by maturity
(€ in millions)	December 31, 2007	Less than 1 year	1 – 3 Years	3 – 5 years	More than 5 years

Unconditional future payments
On balance sheet obligations:
Financial debt excluding finance leases (1)	1,771	737	134	208	692
Finance leases (2)	52	8	26	6	12
Payables on acquisition and disposal of companies	7	7	-	-	-
Off balance sheet obligations:
Operating leases (3)	409	98	136	76	99
Purchase obligations (4)	236	170	43	23	-
Other unconditional future payments (5)	9	7	2	-	-

Total Unconditional future payments (*)	2,484	1,027	341	313	803

Conditional future payments
Off balance sheet obligations:
Guarantees given (6)	55	26	1	1	27
Standby letters of credit (7)	41	41	-	-	-
Other conditional future payments (8)	48	4	31	9	4

Total Conditional future payments (*)	144	71	32	10	31

(*)

"Total Unconditional future payments" and "Total Conditional future payments" as of December 31, 2006 amounted respectively to € 3,398 million and € 241 million on continuing entities. The reduction in "Total Unconditional future payments" is due mainly to the reduction in the Group’s debt (see note 25).

(1)

Financial debt is reported for its principal amount and accrued interest. Future interest expense and the impact of interest rate swaps are not reported in this table. Currency swaps, hedging operations and foreign exchange options are described below in a separate table.

(2)

The main finance leases relate to the Services segment (€ 28 million in Mexico and € 14 million in the UK).

(3)

Operating leases are described below in this note.

(4)

These include in particular commitments to buy advertising space for € 96 million in the Group’s cinema advertising activity and to acquire minimum volumes from Asian suppliers for € 92 million.

(5)

Other unconditional future payments relate in particular to (i) Film Laboratory and Post Production Services agreements, (ii) general sponsoring agreements entered into in the US and (iii) other contractual advances.

(6)

These guarantees comprise:

▪

Guarantees given for disposal of assets for € 18 million.

▪

Guarantees for customs duties and legal court proceedings for € 25 million, comprising mainly duty deferment guarantees required by the customs administrations to benefit from customs duty deferments. Imported goods are normally taxed when they enter the territory. In the case of regular import flows, customs may grant an economic regime, under which a cumulated duty payment is made after a determined one-month credit period. The carrying value of this guarantee is to cover the duties to be paid during the credit period.

▪

Various operational guarantees granted to customs administrations in order to be exempt from duties goods transiting through customs warehouses for re-exportation, and transit guarantees in order that taxes are paid on goods only at their final destination in the import country. The maturity of these bank guarantees match the one-month renewable term of the agreements.

(7)

Standby letters of credit relate mainly to guarantees in favour of US employer insurance companies for € 24 million.

(8)

Conditional obligations mainly include contingent earn out payments for € 15 million.

Additional information:

▪

Guarantees and commitments received amount to € 245 million as of December 31, 2007. This amount is related to the royalties from licensees within the segment Technology.

▪

The above table is only related to continuing entities. Contractual obligations and commercial commitments taken by discontinued entities, unconditional and conditional, amount to respectively € 1 million and to € 21 million as of December 31, 2007.

Commitments related to financial instruments

Commitments related to financial instruments held by the Group generate both future cash payments and receipts. Therefore they have not been disclosed in the table above. These commitments are disclosed in the following table as follows:

▪

Forward exchange contracts, swaps and options and metal hedging contracts: for their related cash inflow and outflow amounts.

▪

Metals hedging contracts (cash settled): for the underlying notional amount.

- Thomson Group –

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

▪

Interest rate swaps: for the underlying nominal debt amounts.

(€ in millions)	December 31, 2007
Currency swaps	1,064
Forward exchange contracts	392
Interest rate swaps	817
Metals hedging contracts	8
Foreign exchange options	393
Total commitments given	2,674

Currency swaps	1,068
Forward exchange contracts	392
Interest rate swaps	817
Metals hedging contracts	8
Foreign exchange options	388
Total commitments received	2,673

Operating leases

At December 31, 2007, commitments related to future minimum and non-cancellable lease payments are detailed below:

(€ in millions)	Minimum future lease payments (1)	Future lease payments commitments received (2)	Net value of future lease commitments
2008	98	(10)	88
2009	78	(9)	69
2010	58	(8)	50
2011	43	(6)	37
2012	33	(5)	28
After 5 years	99	(5)	94
Total	409	(43)	366

(1) Minimum operating lease payments shown are not discounted.

(2)

Includes mainly operating lease payments from customers of our Network Services activities within the Services segment.

The main operating leases relate to the office buildings in Boulogne and Indianapolis:

▪

The office building located in Boulogne-Billancourt, France which was sold on February 29, 2000. and subsequently leased back from the purchaser until 2009;

▪

The US. office building (administration and technical services buildings) was sold in March 2000 and subsequently leased back from the purchaser until 2012.

The net operating lease expense of the Group in 2007 was € 97 million (€ 107 million in rental expense and € 10 million in rental income).

36

Contingencies

In the normal course of the business, the Group is involved in various legal proceedings and is subject to tax, customs and administrative regulation. The Group’s general policy is to accrue a reserve when a risk represents a contingent liability towards a third-party and it can be reasonably estimated.

Significant pending legal matters include the following:

Italian tax litigations

Videocolor

The Italian “Guardia di Finanza” tax police conducted a tax verification of the former Italian subsidiary of the Group, Videocolor S.p.A. ("Videocolor"), which had exported picture tubes to Thomson, Inc. (USA) during the years 1993 through 1998. In its report transmitted to the Italian Direct Taxes Local Office in December 1999, the Guardia di Finanza recommended increasing the prices of the tubes exported to Thomson, Inc., and, as a consequence, increasing the taxable income of Videocolor S.p.A. The taxable income increase, as proposed for the years 1993 through 1998, with regard to picture tube prices, amounts to € 31 million. With regard to the years 1993 and 1994, Videocolor S.p.A. elected in May 2003 after having received partially favourable decisions from the Courts, to apply for the new tax amnesty, enacted by the Italian Parliament in 2003 and paid a total amount of € 1 million following this amnesty application. Videocolor continues to be able to use all the tax losses originating from 1993 and the previous years.

- Thomson Group –

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

With regard to the year 1995, the Direct Taxes Local Office gave notice in 2001 of an assessment resulting in (i) additional taxes amounting to € 4 million and (ii) tax penalties amounting to € 4 million (before interest). The taxable income increase, as proposed for 1995, also mainly relates to picture tube prices. Videocolor S.p.A. appealed this assessment on October 25, 2001, before the competent tax jurisdiction of Frosinone in Italy, which made a decision on March 17, 2003 to reject almost all of the assessment of the Italian Tax authorities. Following an appeal by the Tax office, the Regional court of Latina published a judgment on November 20, 2006 which was partially positive for Videocolor, as the court confirmed an assessment amounting to € 2 million, including penalties. The company is currently preparing the appeal to the sentence before the Supreme Court, as this assessment is not based on the OECD principle on transfer prices and considering the favourable sentence, on the same matter, for the years 1996 to 1998 as related below.

On September 2002, the Direct Taxes Local Office gave notices of two assessments with regard to 1996 and 1997 fiscal years resulting in (i) additional taxes amounting to € 3 million and € 2 million, respectively and (ii) tax penalties amounting to € 3 million and € 2 million, respectively. Videocolor S.p.A. challenged the assessments before the competent tax jurisdiction of Frosinone on December 9, 2002, which decided, on November 15, 2004, to reject almost all of the assessments of the Italian Tax authorities. Following an appeal by the Tax office, the Regional court of Latina issued in November 2007 a judgment favourable to Videocolor.

On December 17, 2003, the Direct Taxes Local Office gave notice of an assessment with regard to 1998 fiscal year resulting in (i) additional taxes amounting to € 0.1 million and (ii) penalties amounting to € 0.1 million. Videocolor S.p.A. appealed this assessment on March 2, 2004 before the competent tax jurisdiction of Frosinone in Italy, which decided, on December 9, 2005, to reject almost all of the assessments of the Italian Tax authorities. Following an appeal by the Tax office, the Regional court of Latina issued in November 2007 a judgment favourable to Videocolor.

As a consequence, unless the Tax Office appeals before the Supreme Court before November 27, 2008, all years, except 1995 partially, are closed. And the Company is preparing the appeal on 1995 judgment to the Supreme Court.

Thomson sold Videocolor in February 2005, but remains responsible for this case because of the guarantees given to the buyer of Videocolor.

Thomson Multimedia Sales Italy

On May 24, 2006, the “Guardia di Finanza” concluded a global tax verification on Thomson Multimedia Sales Italy related to 2003 and issued a report challenging (i) some deductions, (ii) the tax benefits of a legal entities reorganization and (iii) the recovery of VAT on sales commissions. The “Guardia di Finanza” also considered that, for the period 2001-2005, Thomson Multimedia Sales Europe (a French entity) had a permanent establishment in Italy. The local Tax Agency, responsible for assessments, has not still issued any document.

In order to review the potential “tax benefits of the legal entities reorganization”, the Lazio Regional Tax Office performed an audit of Videocolor for the fiscal years 2003 and 2004. The Tax office report dated January 31, 2007 did not include any assessment on this legal entities reorganization.

Thomson is convinced of its substantially regular and correct postings and procedures.

- Thomson Group –

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

Superguide Corporation

In June 2000, Superguide Corporation filed suit in the U.S. District Court for the Western District of North Carolina against DIRECTV Enterprises, Inc. et al., Thomson, Inc. and Echostar Communications Corporation et al. alleging infringement with respect to three patents relating to program guide data retrieval, display, and program recording. Gemstar Development Corporation was added as a defendant in March 2001. In July 2002, the U.S. District Court for the Western District of North Carolina granted summary judgment in favor of Thomson, DIRECTV and Echostar, finding that none of the three patents owned by Superguide Corporation were infringed. Superguide Corporation and its licensee, Gemstar Development Corporation, appealed the District Court’s decision with the U.S. Federal Circuit Court of Appeals. On February 12, 2004 the Court of Appeals issued a decision affirming in part and reversing in part the District Court’s claim construction of the patents in issue. As a result, the Court of Appeals vacated the summary judgment ruling of the District Court and remanded the case to the District Court for further proceedings. Subsequently, in August 2005 the District Court again entered judgment in favor of Thomson on two of the three patents in suit. Thomson also filed a summary judgment motion asserting that the existence of a sublicense between Thomson and Gemstar provides Thomson the applicable rights to the remaining asserted Superguide patent. Gemstar joined Thomson in this filing. In November 2006, the Court denied Thomson’s motion for summary judgment, finding that the license between Superguide and Gemstar is ambiguous as to whether Gemstar received the right to sublicense the patents in the satellite broadcasting field. A bench trial on the issue of whether Gemstar had sub-licensing rights with respect to the remaining patent was held in March 2007. On July 20, 2007, the Court rendered a decision ruling that Gemstar had no sub-licensing rights with respect to the remaining patent in suit. Trial on the remaining patent is expected to occur in October 2008.

Anti-dumping on televisions manufactured by Thomson’s Thailand unit

Customs authorities in eight European countries are assessing imports into the European Union by Thomson subsidiaries of television manufactured by Thomson in Thailand. These proceedings relate to different periods according to the different rules in each country, beginning at the earliest in 1997 and ending at the latest in August 2002. In accordance with the relevant procedures, Thomson received in May 2004, January and February 2005 various re-assessment notices relating to antidumping duties, excluding interest and any penalties applicable, in the United Kingdom, Germany, France, Italy, Spain, Denmark, Greece and Sweden in an aggregate amount of around €16.1 million. In March 2005, the Provincial Tax Court of Milan (Italy) rendered a decision and maintained the assessment; Thomson will appeal. In November 2007, the Spanish "Audiencia Nacional" rejected Thomson’s appeal against the decision of the Spanish Economic Tribunal of 13 July 2005 that confirmed the Resolution of the Spanish Customs Authorities of 13 July 2004. Thomson will appeal.

The French Customs Authority accepted to submit in August 2005 to the European Commission Thomson’s duty refund claim based on Article 239 of the European Community’s Customs Code. In May 2007, the European Commission notified a rejection of this claim, but accepted the good faith of Thomson. Thomson filed in July 2007 an appeal at the European Court of Justice against the European Commission. In addition, Thomson filed in July 2007 a claim at the European Court of Justice against the European Commission, as the Commission had not answered to Thomson’s Article 220 request within the legally defined period.

Thomson still firmly believes that it has correctly declared and paid duty on the imported televisions concerned accordingly strongly disputes the grounds of these re-assessments and booked the appropriate postings.

Taoyuan County Form RCA Employees’ Solicitude Association (the “Association”)

In April 2004, the Association filed a purported class action under Article 41 of the Taiwan Code of Civil Procedure in the Taipei District Court, Taiwan, Republic of China against TCE Television Taiwan Ltd. (“TCETVT”) and General Electric International, Inc. The complaint alleges that the defendants failed to provide employees with necessary instructions on how to protect themselves and failed to take measures to store or dispose of chemicals used in the operation of the Taoyuan electronics plant. The Association claims damages in the amount of TWD 2.4 billion (€ 74 million at December 31, 2007 closing rate) to compensate the members of the Association for the alleged higher-than-normal incidents of cancer and disease suffered by the former plant employees who worked at the facility during the period 1970-1992. On March 18, 2005, the Association’s complaint was dismissed by the Taipei District Court based on the Association’s failure to comply with certain procedural aspects of Taiwan’s class action statutes. In October 2005, the Association appealed the dismissal, which was upheld by the Taiwan Supreme Court in December 2005. The case has been remanded to the Taipei District Court for further proceedings as to procedural compliance by the Association. The parties have subsequently filed a number of briefs addressing procedural and substantive issues. The plaintiff recently joined other entities of the Thomson group as defendants. The case is being vigorously defended and it is unclear how the addition of the defendants will impact the progress of the case.

- Thomson Group –

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

Pegasus Development Corporation and Personalized Media Communications, L.L.C.

In December 2000, Pegasus Development Corporation ("Pegasus") and Personalized Media Communications, L.L.C. ("PMC") filed suit in the U.S. District Court for the District of Delaware against Thomson, Inc., DIRECTV, Inc., Hughes Electronics Corporation, and Philips Electronics North America Corporation alleging infringement with respect to seven patents relating to digital satellite signal processing. In November 2001, StarSight Telecast, Inc., TVG-PMC, Inc., and Gemstar-TV Guide International, Inc. (“Gemstar”) were added as third-party defendants and filed a counterclaim.

Subsequently, Thomson, Inc. filed a Revised Second Amended Counterclaim and Amended Third-Party Complaint claiming violation of antitrust laws and unfair competition. Upon Thomson, Inc.’s motion, the antitrust and unfair competition claims were transferred to the U.S. District Court for the Northern District of Georgia by the Judicial Panel on Multi-District Litigation for inclusion in the coordinated or consolidated MDL-1274 pretrial proceedings occurring there involving Gemstar, Scientific Atlanta, Inc. Pioneer Corp., EchoStar Communications Corp., and other parties. In June 2003, as part of a new commercial arrangement with Gemstar, the Company dismissed with prejudice its antitrust and unfair competition claims against Gemstar and Gemstar agreed to provide the Company with a limited indemnity with respect to the PMC patent litigation. In March 2004, the U.S. District Court for the Northern District of Georgia remanded the antitrust and unfair competition claims back to the U.S. District Court for the District of Delaware, where pursuant to an order of the U.S. District Court for the District of Delaware in May 2003, the case is subject to an indefinite stay pending the re-examination of the patents at issue by the U.S. Patent and Trademark Office (“USPTO”).

The USPTO issued final office actions on all seven patents rejecting almost all of the claims being asserted against Thomson in the litigation as unpatentable. Subsequently, on October 2, 2007 the USPTO issued a notice of intent to issue a re-examination certificate allowing the amended claims of one patent (U.S. Patent Number 5,233,654 (the “‘654 Patent”) thereby modifying its initial favourable office action with respect to the ‘654 Patent only.  On October 31, 2007, Pegasus and PMC  filed a motion with the Delaware District Court seeking limited relief from the May 2003 stay in order to allow Pegasus and PMC to seek a preliminary injunction with respect to the ‘654 Patent.  The defendants are vigorously opposing that motion.  With respect to the remaining six patents, Pegasus and PMC have initiated and continue to prosecute appeals of the USPTO’s final favourable office actions before the Board of Patent Appeals and Interferences.

IP Innovation and Technology Licensing Corp.

On June 20, 2003, Technology Licensing Corp. (“TLC”) filed a lawsuit in the U.S. District Court for the Eastern District of California alleging that certain Grass Valley Group products infringe four of TLC’s U.S. patents. Thereafter, TLC placed two of the patents into re-examination before the United States Patent and Trademark Office. As a result, this lawsuit has been stayed as to those patents pending a ruling on re-exam. In June and July 2005, the District Court granted summary judgment in favor of Thomson on the remaining two patents. TLC appealed that ruling to the U.S. Federal Circuit Court of Appeals. On April 20, 2006, the parties reached an agreement in principle settling all issues pertaining to the Appeal. The case remains pending with respect to the remaining two patents in suit.

- Thomson Group –

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

STV Asia, LTD v. Premier Retail Network

On March 2, 2006 STV Asia, LTD (“STV”) filed suit in the U.S. District Court for the Northern District of California against Premier Retail Networks (“PRN"), Thomson subsidiary since August 2005, alleging that PRN’s “in store media network” infringes two U.S. patents allegedly owned by STV. On May 15, 2007, the parties, including the Securityholder Agent for the former PRN shareholders, entered into agreements fully resolving all claims which were the subject of the lawsuit without any material impact for the group.

Rembrandt Technologies v. Fox Entertainment and NBC

In December of 2006, Rembrandt Technologies filed separate lawsuits against Fox and NBC in the U.S. District Court for the District of Delaware. Each suit alleges that defendants Fox and NBC infringe U.S. Patent 5,243,627 entitled “Signal Point Interleaving Technique” (the “’627 patent”) by its transmission, or receipt and retransmission, over Fox and NBC television systems, of digital terrestrial broadcast signals that comply with the ATSC digital television standard. Both Fox and NBC have subsequently demanded that Thomson defends and indemnifies them in each case, alleging that Rembrandt’s infringement allegations are in essence based upon digital television transmission equipment sold to Fox and NBC by Thales Broadcast and Multimedia, a business which Thomson acquired in December 2005 from Thales (a French group, listed on the Euronext market). While Thomson has made no commitment with respect to Fox and NBC’s demands for indemnity in the event of a settlement or judgment against them, Thomson has agreed, subject to certain conditions and restrictions, to fund a portion of the defense costs in each case. The cases are scheduled for trial in October 2009 and are being vigorously defended.

Cathode Ray Tubes Investigations

On November 28, 2007, Thomson Inc. received a subpoena issued on behalf of the Antitrust Division of the U.S. Department of Justice (“DOJ”) investigating alleged anticompetitive conduct in the Cathode Ray Tubes (“CRT”) industry, including Color Picture Tubes (“CPT”) and Color Display Tubes (“CDT”) businesses.  On January 9, 2008 Thomson received a request under art 18(2) of Council Regulation n°1/2003 from the European Commission (the “EU”) also relating to the CRT industry.  In addition, class action law suits asserting private antitrust claims against Thomson (and other companies currently or formerly in the CRT industry) have been filed on January 28, 2008 in the United States in the District of New Jersey. Thomson sold its “CPT” business in 2005 and never had activity in the CDT business. It is Thomson's policy to conduct business in full compliance with all applicable competition laws.  The Company is taking appropriate measures to respond to the subpoena and the EU request.

- Thomson Group –

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

Environmental matters

A certain number of Thomson’s current and previously-owned manufacturing sites have an extended history of industrial use. Soil and groundwater contamination, which occurred at some sites, may occur or be discovered at other sites in the future. Industrial emissions at sites that Thomson has built or acquired expose the Group to remediation costs. The Group has identified certain sites at which chemical contamination has required or will require remedial measures.

Soil and groundwater contamination was detected near a former production facility in Taoyuan, Taiwan acquired from General Electric and owned by Thomson from 1987 to 1992. Production activities at this site ceased after being sold by the Group. Thomson is currently working with the local Taoyuan Environmental Protection Agency to undertake a potential remediation of groundwater contamination. In accordance with an agreement for the acquisition of General Electric Company’s consumer electronics business in 1987, General Electric Company has assumed or indemnified Thomson with respect to certain liabilities resulting from this issue, and should assume or indemnify the Group with respect to certain liabilities that could arise from the period prior to Thomson’s acquisition of the property.

In addition to soil and groundwater contamination, the Group sells or has sold in the past products which are subject to recycling requirements and is exposed to changes in environmental legislation affecting these requirements in various jurisdictions.

The Group believes that the amounts reserved and the contractual guaranties provided by its contracts for the acquisition of certain production assets will enable it to reasonably cover its safety, health and environmental obligations. However, potential problems cannot be predicted with certainty and it cannot be assumed that these reserve amounts will be precisely adequate. In addition, future developments such as changes in governments or in safety, health and environmental laws or the discovery of new risks could result in increased costs and liabilities that could have a material effect on the Group’s financial condition or results of operations. Based on current information and the provisions established for the uncertainties described above, the Group does not believe it is exposed to any material adverse effects on its business, financial condition or result of operations arising from its environmental, health and safety obligations and related risks.

- Thomson Group –

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

37

Related party transactions

The main transactions completed with, receivable from and payable to related parties are detailed as follows:

(€ in millions)	2007	2006	2005
Balance sheet items
Trade receivables
TCL Multimedia (1)	na	24	13
Other related parties
- France Telecom and its subsidiaries (2)	10	8	55
- Microsoft Corporation and its subsidiaries (3)	4	17	17

Trade payables
- France Telecom and its subsidiaries	4	1	8
- Microsoft Corporation and its subsidiaries	6	7	-

Loan receivable
TCL Multimedia (1)	na	36	57

Financial debt and liability
- Silver Lake Partners (nominal amount) (4)	(340)	(380)	(422)

Statement of operations items
Revenues
TCL Multimedia (1)	na	76	355
Other related parties
- France Telecom and its subsidiaries	201	223	153
- Microsoft Corporation and its subsidiaries	59	101	49

Expenses
- ST Microelectronics	(60)	(89)	(113)

Finance costs – net
TCL Multimedia (1)	na	-	3
Other related parties
- Silver Lake Partners (4)	19	(14)	61

(1)

Corresponds mainly to TCL Multimedia and its subsidiaries (including TTE). Since November 3, 2006 Thomson has no significant influence anymore, the remaining interest is classified as available-for-sale financial asset and the Group determines that TCL Multimedia ceased to be a Thomson related party from this date. We disclose related parties transactions with TCL Multimedia until December 31, 2006.

(2)

Since May 2004, Mr. Lombard, CEO of FT since March 1, 2005, is a Director of Thomson. In addition, from October 2, 2002 until February 27, 2005, Mr. Breton was CEO of FT and Director of Thomson and chairman of the Thomson’s strategic committee. As a consequence, FT is a related party of Thomson since October 2002.

(3)

Henry P. Vigil, Senior Vice President of Microsoft Corporation is a member of the board of Directors of Thomson. As a consequence, Microsoft is a related party of Thomson.

(4)

On September 16, 2004, Thomson issued convertible/exchangeable subordinated bonds to Silver Lake Partner LLC (see Note 25.2). As of December 31, 2007, 2006 and 2005, Thomson has a financial debt toward SLP amounting to € 340 million (US$ 500 million), € 380 million (US$ 500 million) and € 422 million (US$ 500 million), respectively (excluding unpaid second half-year coupon). In application of IAS 39, the above mentioned financial debt has been recognized in our consolidated balance sheet for an amount of € 318 million, € 346 million and € 376 million as of December 31, 2007, 2006 and 2005, respectively (excluding second half-year coupon). In addition, a derivative financial instrument has been recognized in our consolidated balance sheet as a financial liability and amounted to nil, € 38 million and € 46 million as of December 31, 2007, 2006 and December 31, 2005, respectively. Change in fair value of the derivative instrument is charged to finance costs of the Group (see Note 9). For the period ended December 31, 2007, 2006 and 2005, Thomson recognized financial income of € 37 million, € 6 million and € 83 million (including € 3 million, € 2 million and € (11) million exchange gain and loss for the period ended December 31, 2007, 2006 and 2005 respectively). For the years ended December 31, 2007, 2006 and 2005, Thomson incurred financial expenses in an amount of € 10 million, € 12 million and € 13 million, respectively, toward SLP. For the period ended December 31, 2007, 2006 and 2005, Thomson incurred also other operating expenses in an amount of € 2 million for each period toward SLP.

Other transactions with related parties

In the context of the acquisition of 25% of the share capital of ContentGuard completed on March 14, 2005, Thomson acquired 2,365,261 shares from Microsoft for a consideration price of US$ 12 million. After this acquisition, Thomson, Microsoft and Time Warner share the control of ContentGuard with each a 33% control interest.

- Thomson Group –

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

Microsoft, Canopus Co., Ltd ("Canopus"), Canopus Corporation, Thomson Japan, K.K. and Thomson entered into an agreement, effective November 30, 2005, in connection with the impact on a technology license agreement between Canopus and Microsoft of the acquisition by a subsidiary of Thomson of more than 50% of the shares of Canopus.

Key Management Personnel Compensation

Compensation expenses paid to board members have been approved by our shareholders meetings held on May 7, 2004 and November 10, 2002. Compensation payments to board members in 2007, 2006 and 2005 for board meetings held in 2006, 2005 and 2004 amounted to € 450,000, € 355,500 and € 450,000, respectively.

Compensation expenses paid to members of our executive committee, who are or were concerned during the periods ended respectively December 31, 2007, 2006 and 2005 are shown in the table below:

(€ in millions)	2007	2006	2005
Short term employee benefits	13	13	13
Post-employments benefits	-	-	1
Termination benefits	1	-	-
Share-based payment	4	5	3
Total	18	18	17

38

Subsequent events

There is no significant subsequent event to indicate.

- Thomson Group –

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

39

List of main consolidated subsidiaries

The following is a list of the principal consolidated holding entities and subsidiaries (with 2007 revenues above €30 million or 2007 net equity above € 20 million):

	% share held by Thomson (% rounded to one decimal)
COMPANY - (Country)	December 31, 2007	December 31, 2006	December 31, 2005
1) Fully consolidated
Thomson (France) (formerly Thomson multimedia) 46 quai Le Gallo – 92100 Boulogne Billancourt – France	Parent company
ATLINKS Communications Canada, Inc. (Canada)	- (***)	100.0	100.0
Thomson Asia ldt. (Hong Kong) (Formerly ATLINKS Hong Kong Ltd)	100.0	100.0	100.0
ATLINKS USA, Inc. (US)	- (***)	100.0	100.0
Comercializadora de Productos Electronicos del Norte, S.A. de C.V. (Mexico)	100.0	100.0	100.0
European Audio Products (HK) Ltd. (Hong Kong)	100.0	100.0	100.0
Grass Valley Germany GmbH (Germany) (formerly BTS Media Solutions GmbH/ Thomson Broadcast & Media Solutions GmbH)	100.0	100.0	100.0
Grass Valley France S.A. (France) (formerly Thomson Broadcast Systems S.A./ Thomson Broadcast & Media Solutions SA)	100.0	100.0	100.0
Grass Valley Ltd. (United Kingdom) (formerly Thomson Broadcast Ltd./ Thomson Broadcast & Media Solutions Ltd)	100.0	100.0	100.0
Grass Valley, Inc. (US) (formerly Thomson Broadcast & Media Solutions, Inc.)	100.0	100.0	100.0
S.M. Electronics (Germany)	- (***)	100.0	100.0
Société Française d’Investissement et d’Arbitrage – Sofia (France)	100.0	100.0	100.0
Société Tonnerroise d’Electronique Industrielle – STELI (France)	- (*)	- (*)	100.0
TCE Television Taiwan Ltd. (Taiwan)	100.0	100.0	100.0
Thomson Broadcast & Multimedia S.A. (France) (formally Thales Broadcast & Multimedia SA)	- (*)	100.0	100.0
Thomson Broadcast & Multimedia, Inc. (US) (formally Thales Broadcast & Multimedia, Inc.)	100.0	100.0	100.0
Thomson Broadcast & Multimedia A.G. (Switzerland) (formally Thales Broadcast & Multimedia A.G.)	100.0	100.0	100.0
Thomson Asia Pacific Holdings Pte Ltd. (Singapore) (formerly Thomson multimedia Asia Pacific Pte Ltd.)	100.0	100.0	100.0
Thomson Asia Pacific Investments Pte Ltd. (Singapore) (formerly Thomson multimedia Asia Pte Ltd.)	100.0	100.0	100.0
Thomson Broadband UK Ltd. (United Kingdom)	100.0	100.0	100.0
Thomson Consumer Electronics International S.A. (France)	100.0	100.0	100.0
Thomson Genlis S.A. (France) (Formerly GALLO 1)	100.0	100.0	100.0
Deutsche Thomson O.H.G. (Germany) (formerly Thomson Holding Germany GmbH & Co O.H.G.)	100.0	100.0	100.0
Thomson Holding Italy S.p.A. (Italy)	100.0	100.0	100.0
Thomson Licensing, Inc. (US)	100.0	100.0	100.0
Thomson Licensing (France)	100.0	100.0	100.0
Thomson multimedia Digital France (France)	100.0	100.0	100.0
Thomson, Inc. (US)	100.0	100.0	100.0
Thomson multimedia Ltd. (Canada)	100.0	100.0	100.0
Thomson multimedia Polska sp.zo.o. (Poland) (formerly Thomson Polkolor sp.zo.o.)	100.0	100.0	100.0
Thomson multimedia Sales International SAS (France)	100.0	100.0	100.0
Thomson multimedia Sales UK Ltd. (United Kingdom)	100.0	100.0	100.0
Thomson multimidia do Brazil Ltda. (Brazil)	100.0	100.0	100.0
Thomson Optical Components Ltd (Hong Kong) (formerly Broadcast Television Systems HK Ltd.)	100.0	100.0	100.0
Thomson Pensionsverwaltungs GmbH (Germany)	100.0	100.0	100.0
Thomson Sales Europe (France) (formerly Thomson multimedia Marketing France)	100.0	100.0	100.0
Thomson Silicon Components S.A.S. (France) (formerly Gallo 17 S.A.S.)	100.0	100.0	100.0
Thomson Telecom España S.A. (Spain)	100.0	100.0	100.0
Thomson Telecom S.A. (France)	100.0	100.0	100.0
Thomson Angers (France) (formely Thomson Television Angers)	100.0	100.0	100.0
Thomson Television Components France (France)	100.0	100.0	100.0
Thomson Television España S.A. (Spain)	100.0	100.0	100.0
Thomson Vertriebs GmbH (Germany)	100.0	100.0	-
Consolidated Film Industries, LLC (US)	100.0	100.0	100.0
Convergent Media Systems Corp. (US)	100.0	100.0	-
Gallo 8 S.A.S. (France)	100.0	100.0	100.0
Nimbus Manufacturing (UK) Ltd. (United Kingdom)	100.0	100.0	100.0

- Thomson Group –

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

	% share held by Thomson (% rounded to one decimal)
COMPANY – (Country)	December 31, 2007	December 31, 2006	December 31, 2005
Premier Retail Network, Inc. (US)	100.0	100.0	100.0
Technicolor Canada, Inc. (Canada)	100.0	100.0	100.0
Technicolor Creative Services Canada, Inc. (Canada) (formerly Covitec, Inc.)	100.0	100.0	100.0
Technicolor Creative Services USA, Inc. (US)	100.0	100.0	100.0
Technicolor Digital Cinema, LLC (US)	100.0	100.0	100.0
Technicolor Disc Services International Ltd. (United Kingdom)	100.0	100.0	100.0
Technicolor Entertainment Services, S.L. (Spain) (formerly Madrid Film Lab, S.L.)	100.0	100.0	100.0
Technicolor Europe Ltd. (United Kingdom)	100.0	100.0	100.0
Technicolor Home Entertainment Services, Inc. (US) (formerly Technicolor Videocassette, Inc.)	100.0	100.0	100.0
Technicolor Holdings B.V. (Netherlands)	100.0	100.0	100.0
Technicolor Holdings, Inc. (US)	100.0	100.0	100.0
Technicolor Holdings Ltd. (United Kingdom)	100.0	100.0	100.0
Technicolor Laboratory Canada, Inc. (Canada)	100.0	100.0	100.0
Technicolor Network Services UK Limited (United Kingdom) (formerly Corinthian Television Facilities Ltd.)	100.0	77.6	77.6
Technocolor Network Services France SAS	100.0	100.0	100.0
Technicolor Pty Ltd. (Australia)	100.0	100.0	100.0
Technicolor S.p.A. (Italy)	100.0	100.0	100.0
Technicolor Video Services (UK) Ltd. (United Kingdom)	100.0	100.0	100.0
Technicolor Video Servicios de Mexico, S.A. de C.V. (Mexico)	100.0	100.0	100.0
Technicolor Videocassette of Michigan, Inc. (US)	100.0	100.0	100.0
Technicolor Videocassette B.V. (Netherlands)	100.0	100.0	100.0
Technicolor, Inc. (US)	100.0	100.0	100.0
Technicolor Universal Media Services LLC of America (US)	100.0	74.5	75.3
Technivision Ltd (UK)	100.0	100.0	100.0
The Moving Picture Company Limited (United Kingdom)	100.0	100.0	100.0

2) Consolidated by pro rata method

ContentGuard Holdings, Inc. (US)	25.2	25.2	25.2
Nagra Thomson Licensing (France) (formerly Canal+ Technologies S.A.)	50.0	50.0	50.0
Screenvision Holdings, Inc. (US) (formerly Technicolor Screen Advertising, Inc.)	50.0	50.0	50.0
Screenvision Holdings (Europe) LTD (United Kingdom)	50.0	50.0	50.0
Technicolor Cinema Advertising LLC (US)	50.0	50.0	50.0
Screenvision Belgium (Belgium) (formerly RMB Cinema)	50.0	50.0	50.0
Screenvision France S.A.S. (France) (formerly Circuit A SAS)	50.0	50.0	50.0

3) Accounted for under the equity method

CTE El Athir (Tunisia)	30.0	30.0	30.0
Easyplug S.A.S. (France)	50.0	50.0	50.0
Easyplug, Inc. (US)	50.0	50.0	50.0
Techfund Capital Europe (France)	20.0	20.0	20.0
TCL Multimedia Technology Holding Ltd	(**)	(**)	29.3

(*)

Entity merged into an other.

(**)

TCL Multimedia is no longer accounted for under the equity method and classified in 2006 as “available-for-sale financial asset” (See Note 16).

(***) Entity sold during 2007

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 15, 2008
	By:	/s/ Julian Waldron
	Name:	Julian Waldron
	Title:	Senior Executive Vice President, Chief Financial Officer